As filed with the Securities and Exchange Commission on November 7, 2012.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANK OF THE OZARKS, INC.

(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0556208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classifications Code Number)	(I.R.S. Employer Identification Number)

17901 Chenal Parkway

Little Rock, Arkansas 72223

(501) 978-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Greg L. McKinney

Chief Financial Officer and Chief Accounting Officer

Bank of the Ozarks, Inc.

17901 Chenal Parkway

Little Rock, Arkansas 72223

Tel. (501) 978-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:

H. Watt Gregory, III Kutak Rock LLP 124 West Capitol Avenue, Suite 2000 Little Rock, Arkansas 72201 Tel. (501) 975-3000	Paul S. Ware J. Andrew Robison Bradley Arant Boult Cummings LLP 1819 Fifth Avenue North Birmingham, AL 35203 Tel. (205) 521-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock, $0.01 par value	516,370 shares	n/a	$15,969,398	$2,178.23

(1)	Represents the estimated maximum number of shares of Bank of the Ozarks, Inc. common stock that could be issued in connection with the merger described herein.
(2)	Determined pursuant to Rule 457(f)(2) under the Securities Act of 1933 (the “Securities Act”) solely for the purpose of calculating the registration fee, based on the book value of a share of Genala Banc, Inc. common stock, as of September 30, 2012, the latest practicable date prior to the filing date. Pursuant to Rule 457(f)(3), the cash portion of the consideration to be paid by Bank of the Ozarks, Inc. pursuant to the merger described herein has been deducted from the book value of the securities to be received by Bank of the Ozarks, Inc.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED NOVEMBER 7, 2012

GENALA BANC, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2012

BANK OF THE OZARKS, INC.

PROSPECTUS

COMMON STOCK

To the Shareholders of Genala Banc, Inc.:

On October 4, 2012, Genala Banc, Inc. (“Genala”) and its subsidiary, The Citizens Bank, entered into an Agreement and Plan of Merger with Bank of the Ozarks, Inc. (the “Company”) and its subsidiary, Bank of the Ozarks. If the Agreement and Plan of Merger is approved and the merger is subsequently completed, Genala will be merged with and into the Company and The Citizens Bank will be merged with and into Bank of the Ozarks. Genala is sending you this document to ask you to vote on a proposal to approve the Agreement and Plan of Merger, which we refer to as the “merger agreement.”

The aggregate merger consideration to be paid in the merger, subject to possible adjustments, is $27,337,200. The aggregate merger consideration will be paid approximately 51% in shares of Company common stock, which is traded on the NASDAQ Global Select Market (“Nasdaq Stock Market”) under the symbol “OZRK,” and approximately 49% in cash. We refer to this required mix of merger consideration as the “51% – 49% requirement.” When the merger is completed, each holder of a share of Genala common stock will receive merger consideration, subject to possible adjustments, equal to $1,100 per share of Genala common stock, consisting of either $1,100 in cash, a number of shares of Company common stock having a value of $1,100 based on the average closing price of Company common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger, or a combination of shares of Company common stock and cash having a total value of $1,100.

We currently estimate that upon completion of the merger the Company will pay $13,395,228 in cash and issue a number of shares of Company common stock having a value of approximately $13,941,972; however, because the market value of shares of the Company’s common stock fluctuates, the actual number of shares of Company common stock issuable in the merger will not be finally determined until the fifth business day prior to the closing of the merger. Assuming the 10-day average closing price of Company common stock on the fifth business day prior to the closing of the merger is $34.13 (which was the average closing price of Company common stock for the ten trading days ending on October 3, 2012, the last trading day before the announcement of the merger), then we anticipate that an aggregate of approximately 408,496 shares of Company common stock would be issued to Genala shareholders upon completion of the merger.

If the merger is approved, you will be asked to make an election with respect to your form of payment. Notwithstanding the elections made by Genala shareholders, pursuant to the 51% – 49% requirement in the merger agreement the total merger consideration to be paid by the Company will be approximately 51% in shares of Company common stock and approximately 49% in cash. If the total elections made by Genala shareholders would result in an oversubscription or undersubscription for cash, then the exchange agent will prorate the amount of stock and cash to be issued in the merger as necessary to meet the 51% – 49% requirement. In that case, you may receive a combination of shares of Company common stock and cash for your Genala shares that is different from what you elected, depending on the elections made by other Genala shareholders.

Each of the Company and Genala has a right to terminate the merger agreement for various reasons, including if the 10-day average closing price of Company common stock ending on the fifth business day prior to the merger is less than $27.00 per share.

On November 6, 2012, the closing sales price of Company common stock on the Nasdaq Stock Market was $32.64.

The board of directors of Genala has unanimously determined that the merger and the merger agreement are fair and in the best interests of Genala and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to grant the proxies the discretion to adjourn the special meeting to solicit further proxies if there are not sufficient votes at such meeting in favor of the approval of the merger. The merger cannot be completed unless the merger agreement is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Genala common stock entitled to vote at the special meeting. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed return envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement . Because the required vote is based on the outstanding shares of Genala, if you do not vote, or if you do not instruct your broker or other nominee how to vote any shares held for you, or if you “ABSTAIN,” it will have the same effect as voting “AGAINST” the merger agreement.

If you do not desire to receive the merger consideration and instead wish to exercise dissenters’ rights and be paid in cash the appraised fair value of your shares of Genala common stock, you must strictly comply with the requirements of the Alabama Business Corporation Law, information as to which is contained elsewhere in this proxy statement/prospectus, in order to perfect your dissenters’ rights under Alabama law and receive the fair value of your Genala common stock in cash.

The officers, directors and certain holders of five percent or more of Genala’s common stock have executed voting agreements with the Company committing such persons, only in their capacity as shareholders of Genala, to vote their shares of Genala common stock in favor of the merger agreement and the merger.

This proxy statement/prospectus gives you detailed information about the special meeting of shareholders to be held on                     , 2012, the merger agreement and other related matters. You should carefully read this entire document, including the appendices. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” on page 16.

On behalf of the Genala board of directors, I thank you for your prompt attention to this important matter.

Roy G. Dowdy, Jr.
President and Chief Executive Officer Genala Banc, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated November 7, 2012, and is first being mailed on or about                     , 2012.

GENALA BANC, INC.

515 SOUTH COMMERCE STREET

GENEVA, ALABAMA 36340

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON                     , 2012

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Genala Banc, Inc. (“Genala”) will be held at 515 South Commerce Street, Geneva, Alabama 36340, at 10:00 a.m., central time, on                     , 2012, for the following purposes:

1. To vote upon a proposal to approve the Agreement and Plan of Merger dated as of October 4, 2012, by and among Bank of the Ozarks, Inc. (the “Company”) and its subsidiary, Bank of the Ozarks, and Genala and its subsidiary, The Citizens Bank, as such agreement may be amended from time to time, pursuant to which, among other things, Genala will be merged with and into the company and The Citizens Bank will be merged with and into Bank of the Ozarks. As a result of the merger, each of the outstanding shares of Genala will be converted into the right to receive shares of Company common stock or cash, or a combination of both stock and cash, as more particularly described elsewhere in this proxy statement/prospectus.

2. To vote upon a proposal to grant discretionary authority to the persons named as proxies to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Agreement and Plan of Merger.

3. To transact any other business that properly comes before the special meeting of shareholders, or any adjournments of the special meeting.

The proposed merger is described in more detail in this proxy statement/prospectus, which you should read carefully in its entirety before voting. Only Genala shareholders of record as of the close of business on                     , 2012 are entitled to notice of and to vote at the special meeting of shareholders or any adjournments of the special meeting.

A holder of Genala common stock who complies with the provisions of Alabama law relating to dissenters’ rights applicable to the merger is entitled to determination and payment in cash of the “fair value” of their stock under the Alabama Business Corporation Law, a copy of which dissenters’ rights statute is attached as Appendix C to this proxy statement/prospectus.

Whether you attend the special meeting or not, you may revoke a previously granted proxy at any time before it is voted by submitting to the corporate secretary of Genala a duly executed revocation of proxy bearing a later date or by appearing and voting in person at the special meeting. You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Attendance at the special meeting without voting will not itself revoke a proxy.

Your vote is very important. To ensure your representation at the special meeting of shareholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. You may revoke your proxy at any time before it is voted.

BY ORDER OF THE GENALA BOARD OF DIRECTORS

Roy G. Dowdy, Jr. President and Chief Executive Officer

Geneva, Alabama

                    , 2012

THE BOARD OF DIRECTORS OF GENALA BANC, INC. UNANIMOUSLY RECOMMENDS THAT

YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT, AND “FOR” GRANTING THE PROXIES THE DISCRETION TO ADJOURN THE SPECIAL MEETING TO A LATER DATE IN ORDER TO SOLICIT FURTHER PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE TIME OF THE SPECIAL MEETING.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS.

DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Bank of the Ozarks, Inc. (the “Company”) from documents that are filed with the Securities and Exchange Commission (referred to in this document as the “SEC”) but that are not included in or delivered with this proxy statement/prospectus. You can obtain copies of the Company’s documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from the Company at the following address:

Bank of the Ozarks, Inc.

17901 Chenal Parkway

Little Rock, Arkansas 72223

Attention: Susan Blair, Investor Relations

Telephone: (501) 978-2217

Shareholders of Genala Banc, Inc. requesting copies of the Company’s documents from the Company should do so by                     , 2012 in order to receive them before the special meeting.

You may also obtain these documents at the SEC’s website (www.sec.gov) and you may obtain certain of these documents at the Company’s website (www.bankozarks.com) by selecting the tab entitled “Investor Relations” and then the tab entitled “Current SEC Filings.” Other information contained on the Company’s website is expressly not incorporated by reference into this document.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Genala Banc, Inc. at the following address and telephone number:

Genala Banc, Inc.

515 South Commerce Street

Geneva, Alabama 36340

Attention: Roy G. Dowdy, Jr., President and Chief Executive Officer

Telephone: (334) 684-2222

See “Where You Can Find More Information” on page     .

i

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

SPECIAL MEETING OF SHAREHOLDERS

The following are answers to certain questions you may have regarding the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus, including the appendices, because the information in this section may not provide all the information that might be important to you in determining how to vote.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:	Genala is sending these materials to its shareholders to help them decide how to vote their shares of Genala common stock with respect to the merger and other matters to be considered at the special meeting.

The merger cannot be completed unless Genala shareholders approve the merger agreement. Genala is holding a special meeting of its shareholders to vote on the proposals necessary to complete the merger. Information about this special meeting, the merger and related matters to be considered by shareholders at the special meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of Genala and a prospectus of the Company. It is a proxy statement because the Genala board of directors is soliciting proxies from Genala shareholders using this document. It is a prospectus because the Company, in connection with the merger, is offering shares of its common stock in partial exchange for outstanding shares of Genala.

Q:	WHAT IS THE MERGER?

A:	The Company and its wholly-owned subsidiary, Bank of the Ozarks, have entered into a merger agreement with Genala and its wholly-owned subsidiary, The Citizens Bank, pursuant to which Genala will be merged with and into the Company and The Citizens Bank will be merged with and into Bank of the Ozarks. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. In order for us to complete the merger we need not only the approval of the shareholders of Genala but the approval of the merger by the banking regulators of each of the Company, Bank of the Ozarks, Genala and The Citizens Bank.

Q:	WHAT WILL I RECEIVE IN EXCHANGE FOR MY GENALA BANC SHARES IN THE MERGER?

A:	If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, Genala shareholders will be entitled to receive aggregate merger consideration, subject to possible adjustments, of $27,337,200, which will consist of 51% in shares of Company common stock and 49% in cash (the “51% – 49% requirement”). Accordingly, we currently expect that approximately $13,941,972 of the merger consideration will be in the form of Company common stock, and approximately $13,395,228 of the merger consideration will be paid in the form of cash. This equates to $1,100 per share in merger consideration, subject to possible adjustments, which may be payable in shares of common stock of the Company, cash, or a combination of both stock and cash.

Q:	CAN I ELECT THE TYPE OF CONSIDERATION I WILL RECEIVE IN THE MERGER?

A:	Yes, subject to the 51% – 49% requirement and the proration and adjustment procedures described in this document on pages and , you may elect to receive all shares of Company common stock, all cash, or a combination of Company common stock and cash in exchange for your shares of Genala common stock.

Q:	IF I ELECT TO RECEIVE COMPANY COMMON STOCK IN THE MERGER, HOW MANY SHARES WILL I RECEIVE?

A:	Subject to the 51% – 49% requirement and the proration and adjustment procedures described in this document on pages and , and subject to the purchase price adjustments set forth in the merger agreement and described in this document on pages and , if you elect to receive Company common stock for all or a portion of your Genala common stock, you would receive for each share of your Genala common stock, Company common stock worth $1,100, based on the average closing price of Company common stock during the period of ten consecutive “trading days” (days on which the Nasdaq Stock Market is open for trading activities) ending on the fifth business day prior to the date the merger is effective. When we refer to the “average closing price” in this proxy statement/prospectus, we mean this ten consecutive trading day average of the Company common stock’s closing price.

You will not receive any fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Company common stock that you would otherwise be entitled to receive, based on the average closing price.

For example, assuming: (i) a $33.52 average closing price of a share of Company common stock, (ii) no proration is required to meet the 51% – 49% requirement, and (iii) no purchase price adjustments are required or made, a Genala shareholder who owns ten shares of Genala common stock and who elects to receive Company common stock in exchange for all ten shares of Genala common stock would receive approximately $11,000 worth of merger consideration equal to 328.16 shares of Company common stock, payable in 328 whole shares, plus $5.36 in cash in lieu of a fractional 16/100ths of a share.

Q:	WILL I RECEIVE THE FORM OF CONSIDERATION I ELECT TO RECEIVE?

A:	It is possible that you will not receive the exact form of consideration that you elect in the merger. Whether you will be entitled to receive cash or Company common stock in exchange for your Genala shares will be initially determined based on your election. Notwithstanding the particular election you make, the total consideration to be paid by the Company will be approximately 51% in shares of Company common stock and approximately 49% in cash. If the elections made by all Genala shareholders considered in the aggregate would result in an oversubscription or undersubscription for cash, then the exchange agent will prorate the amount of stock and cash to be issued in the merger in order to meet the 51% – 49% requirement. In that case, you may receive a combination of cash and shares of Company common stock for each of your Genala shares that is different from what you elected, depending on the elections made by other Genala shareholders. The allocation of the mix of consideration payable to each Genala shareholder will not be finally determined until the exchange agent, Bank of the Ozarks Trust and Wealth Management Division, tallies the results of the stock and cash elections made by Genala shareholders, which will not occur until near the time of or after the closing of the merger.

Q:	HOW DO I ELECT THE FORM OF CONSIDERATION I PREFER TO RECEIVE?

A:	If the merger is approved by Genala shareholders at the special meeting, an election form and letter of transmittal will be mailed or otherwise delivered to you. The election form and letter of transmittal will allow you to elect the number of your shares of Genala common stock that will receive Company common stock and the number of your shares of Genala common stock that will receive cash. In order to make a proper election, you must complete the election form and letter of transmittal and return it, along with your certificates of Genala common stock, to the exchange agent by the specified date and time deadline.

Q:	WHAT HAPPENS IF I DO NOT MAKE A VALID ELECTION UNDER THE ELECTION FORM?

A:

If you do not return a properly completed election form by the deadline set forth in the election form, your shares of Genala common stock will be considered “non-election shares” and will be converted into the right to receive the stock consideration or cash consideration in accordance with the proration procedures specified in the merger agreement. All elections will be subject to the proration provisions of the merger agreement, which will ensure that the aggregate stock consideration will equal approximately 51% of the total merger consideration and the aggregate cash consideration will equal approximately 49% of the total merger consideration.

Q:	WHAT DO I NEED TO DO NOW?

A:	After you have carefully read this document, including the information incorporated into this document by reference, indicate on your proxy card how you want your shares to be voted. Then date, sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting whether or not you attend. You may still attend the special meeting and vote in person even after you return the proxy card.

Q:	WHY IS MY VOTE IMPORTANT?

A:	The merger agreement must be approved by the holders of at least two-thirds of the shares of Genala common stock outstanding and entitled to vote at the meeting. Because the required vote on the merger agreement is based on the shares outstanding, a failure to vote or an “ABSTAIN” will have the same effect as a vote “AGAINST” the merger agreement.

Q:	IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A:	No. Your broker will not be able to vote your shares on the merger agreement without instructions from you. You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker how to vote your shares held in “street name,” it will have the same effect as voting “AGAINST” the merger agreement.

Q:	WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A:	If you fail to instruct your broker to vote your shares with respect to the merger agreement, the broker may submit an unvoted proxy (a broker “non-vote”) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have the same effect as a vote “AGAINST” the merger agreement.

Q:	WILL I BE ABLE TO SELL THE SHARES OF COMPANY COMMON STOCK THAT I RECEIVE IN THE MERGER?

A:	Yes, in most cases. The shares of Company common stock to be issued in the merger will be registered under the Securities Act of 1933 (the “Securities Act”) and listed on the NASDAQ Stock Market. However, if there are any former shareholders of Genala who will be deemed to be “affiliates” of the Company under the Securities Act after the merger (generally, directors and executive officers of the Company and shareholders holding 10% or more of the outstanding shares of common stock of the Company), such persons must abide by certain transfer restrictions under the Securities Act.

Q:	CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A:	Yes. All shareholders of Genala are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting whether or not they have previously executed a proxy card. If a broker holds your shares in street name, then you are not the shareholder of record, and you must ask your broker how you can vote your shares at the special meeting.

Q:	CAN I CHANGE MY VOTE?

A:	Yes. If you do not own your shares in street name, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Secretary of Genala; and

•	submitting a new proxy card (any earlier proxy will be revoked automatically); or

•	attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker or other nominee to vote your shares, you must follow your nominee’s directions to change your vote.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:	No, please do not send your stock certificates with your proxy card. Instructions will be sent to you later for surrendering your Genala stock certificates in exchange for the merger consideration.

Q:	WHAT IF I HAVE LOST OR CANNOT LOCATE MY STOCK CERTIFICATES?

A:	If the Merger is approved by Genala shareholders, you will receive a Form of Election and Letter of Transmittal from the Exchange Agent regarding the conversion of your Genala shares into the merger consideration. If you have your Genala certificates, please follow the instructions on the Form for delivery of the certificates with your completed form to the Exchange Agent. If you cannot locate your Genala stock certificates and believe them to be lost, stolen or destroyed, please follow the instructions on the Form dealing with lost, stolen or destroyed certificates. You will then be provided with an Affidavit of Lost Stock Certificate(s) to complete and return to Genala, or if you provide such Affidavit after the Merger occurs, to the Exchange Agent. Depending on the circumstances, the Exchange Agent will be entitled to require you to provide a surety bond to protect Genala, the Exchange Agent and the Company in the event the subject certificates are later presented to the Exchange Agent or the Company for conversion into the merger consideration.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	The Company and Genala currently expect to complete the merger in the fourth quarter of 2012 or the first quarter of 2013, assuming all of the conditions to completion of the merger have been satisfied.

Q:	WHOM SHOULD I CALL WITH QUESTIONS?

A:	You should direct any questions regarding the special meeting of shareholders or the merger to Roy G. Dowdy, Jr., President and Chief Executive Officer, Genala Banc, Inc. at (334) 684-2222.

GENALA BANC, INC.

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about Bank of the Ozarks, Inc. For a description of this information, see “Where You Can Find More Information,” on page __. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless the context otherwise requires, throughout this proxy statement/prospectus, the “Company” refers to Bank of the Ozarks, Inc., “Genala” refers to Genala Banc, Inc. and “we,” “us,” and “our” refers collectively to the Company and Genala. Also, we refer to the proposed merger of Genala with and into the Company and the proposed merger of The Citizens Bank with and into Bank of the Ozarks as the “merger,” and the Agreement and Plan of Merger, dated October 4, 2012, by and among the Company, Bank of the Ozarks, Genala, and The Citizens Bank as the “merger agreement.”

The Merger

The terms and conditions of the merger by which Genala will merge with and into the Company are contained in the merger agreement, a copy of which is attached to this document as Appendix A. We encourage you to read this agreement carefully.

Parties to the Merger

Bank of the Ozarks, Inc. (page     )

Bank of the Ozarks

Bank of the Ozarks, Inc., an Arkansas corporation, is the parent bank holding company for Bank of the Ozarks, an Arkansas state banking corporation. As of September 30, 2012, Bank of the Ozarks, Inc. had unaudited consolidated total assets of approximately $3.8 billion, total deposits of approximately $2.9 billion and shareholders’ equity of approximately $478 million.

The principal executive office of Bank of the Ozarks, Inc. is located at 17901 Chenal Parkway, Little Rock, Arkansas 72223, and the telephone number is (501) 978-2265.

Genala Banc, Inc. (page     )

The Citizens Bank

Genala Banc, Inc., an Alabama corporation, is the parent bank holding company for The Citizens Bank, an Alabama state bank. As of September 30, 2012, Genala had unaudited consolidated total assets of approximately $167 million, total deposits of approximately $137 million and shareholders’ equity of approximately $29 million.

Genala’s principal executive office is located at 515 South Commerce Street, Geneva, Alabama 36340, and the telephone number is (334) 684-2222.

What Genala Shareholders will receive in the Merger (page     )

The aggregate purchase price for the merger, which we also refer to as the aggregate or total “merger consideration,” is $27,337,200, subject to possible adjustments as provided in the merger agreement. The merger agreement provides that each share of Genala common stock (other than treasury shares, shares owned by the Company or by any person who has perfected dissenters’ rights with respect to shares of Genala common stock) will be converted on the closing date of the merger into the right to receive the merger consideration. The merger consideration, for each share of Genala common stock, is equal to:

•

a number of shares of Company common stock equal to (i) $1,100.00, subject to certain adjustments, divided by (ii) the average closing price of Company common stock for the ten consecutive trading days ending on the fifth business day preceding the closing date of the merger, plus cash in lieu of any fractional share; or

•	cash in an amount equal to $1,100.00, subject to certain adjustments.

Subject to the proration procedures described below, as a holder of Genala common stock, for each share of Genala common stock that you own, you may elect to receive the stock consideration described above or the cash consideration described above. You will not receive any fractional shares of Company common stock in connection with the merger. Instead, you will be paid cash in an amount equal to the fraction of a share of Company common stock otherwise issuable upon conversion, multiplied by the average closing price per share of Company common stock, determined as indicated above.

If the merger is approved, an election form and letter of transmittal will be mailed or otherwise delivered to you by the exchange agent. The election form and letter of transmittal will allow you to elect the number of your shares of Genala common stock that will receive Company common stock and the number of your shares of Genala common stock that will receive cash. In order to make a proper election, you must complete the election form and letter of transmittal and return it, along with your certificates of Genala common stock, to the exchange agent by the date indicated in the election form. Failure to properly complete or timely return the election form and letter of transmittal will result in your shares of Genala common stock being deemed non-election shares, with the effect that the exchange agent will allocate the mix of Company common stock and cash constituting the merger consideration to you in accordance with the allocation procedures in the merger agreement.

Whether you will be entitled to receive cash or Company common stock in exchange for each of your Genala shares will be determined initially based on your election. Notwithstanding the election you make, however, pursuant to the 51% – 49% requirement in the merger agreement the total merger consideration to be paid by the Company to all Genala shareholders, considered in the aggregate, will be approximately 51% in shares of Company common stock and approximately 49% in cash. If the aggregate elections made by Genala shareholders would result in an oversubscription or undersubscription for cash, then the exchange agent will prorate the amount of stock and cash to be issued in the merger to each Genala shareholder as necessary to meet the 51% – 49% requirement. In that case, you may receive a combination of shares of Company common stock and cash for your Genala shares that is different from what you elected, depending on the elections made by other Genala shareholders. The allocation of the mix of consideration payable to Genala shareholders will not be finally determined until the exchange agent, Bank of the Ozarks Trust and Wealth Management Division, tallies the results of the stock and cash elections made by Genala shareholders, which will not occur until near the time of or after the closing of the merger.

Material United States Federal Income Tax Consequences of the Merger (page     )

The Company and Genala will not be required to complete the merger unless the Company has received a legal opinion to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. The opinion will not bind the Internal Revenue Service, which could take a different view.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of Genala common stock for the stock consideration in the merger. You will, however, have to recognize gain in connection with any cash consideration received in the merger and any cash received in lieu of a fractional share interest in Company common stock.

You should read “Material United States Federal Income Tax Consequences of the Merger” starting on page      for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Your Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement (page     )

The board of directors of Genala believes that the merger presents an attractive opportunity to merge with a financial institution that will have greater financial strength and earning power than Genala would have on its own, as well as to offer, through the Company’s publicly traded common stock, a more liquid security representing equity ownership in the combined financial institutions.

After careful consideration, the board of directors of Genala unanimously approved the merger agreement. The board of directors of Genala believes that the merger and the merger agreement are fair to and in the best interests of Genala and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement.

Opinion of Genala’s Financial Advisor (page      and Appendix B)

In connection with the merger, the board of directors of Genala received the written opinion of Sheshunoff & Co. Investment Banking (which we refer to as “Sheshunoff”), the financial advisor to Genala, as to the fairness, from a financial point of view, of the consideration to be received in the merger by holders of Genala common stock. The full text of the opinion of Sheshunoff dated October 4, 2012, is included in this document as Appendix B. Genala encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sheshunoff. The opinion of Sheshunoff is directed to the board of directors of Genala and does not constitute a recommendation to you or any other shareholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. Sheshunoff will receive a fee for its services, including rendering the fairness opinion, in connection with the merger, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Shareholders of Genala (page     )

Genala will hold a special meeting of its shareholders on                     , 2012, at 10:00 a.m., central time, at 515 South Commerce Street, Geneva, Alabama 36340. At the special meeting of shareholders, you will be asked to vote to approve the merger agreement.

You may vote at the special meeting of shareholders if you owned shares of Genala common stock at the close of business on the record date,                     , 2012. On that date, there were 24,852 shares of Genala common stock outstanding and entitled to vote at the special meeting of shareholders. You may cast one vote for each share of Genala common stock you owned on the record date.

Even if you expect to attend the special meeting of shareholders, Genala recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Shareholder Vote Required (page     )

Approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the shares of Genala common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of Genala common stock, a failure to vote or a vote to “ABSTAIN” will have the same effect as a vote against the merger. As of the record date, the directors, officers, and other affiliates of Genala beneficially owned an aggregate of 14,406 shares of Genala common stock entitled to vote at the special meeting of shareholders. This represents approximately 57.97 % of the total votes entitled to be cast at the special meeting of shareholders. Those directors, officers and other affiliates, collectively representing an aggregate of 14,406 shares of Genala common stock, have agreed, solely in their capacity as shareholders, to vote “FOR” adoption of the merger agreement.

Approval of the proposal to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies, requires the affirmative vote of the holders of a majority of shares of Genala common stock that are voted, either in person or by proxy, at the special meeting.

Dissenters’ Rights of Appraisal (page      and Appendix C)

If you are a Genala shareholder and you follow the procedures prescribed by Alabama law, you may dissent from the merger and receive the fair value of your shares of Genala common stock as determined by a court. To perfect your dissenters’ rights, you must precisely follow the procedures specified in Article 13 of the Alabama Business Corporation Law (which we refer to as the “ABCL”). If you comply with the dissenters’ rights requirements, the fair value of your Genala shares, determined in the manner prescribed by Alabama law, which may be more or less than the value of the merger consideration you would receive in the merger if you do not dissent, will be paid to you in cash. This cash payment will be fully taxable to you. If you attempt to follow the procedures prescribed by Alabama law, but fail to perfect your dissenters’ rights, you will be entitled to receive the merger consideration.

Interests of Genala Officers and Directors in the Merger (page     )

In considering the recommendation of the board of directors of Genala to approve the merger, you should be aware that certain of the executive officers and directors of Genala have financial interests in the merger that are in addition to their interests as Genala shareholders. Officers and directors of Genala currently are covered by insurance for certain acts and omissions. This insurance coverage will be continued by the Company for a period of time after the merger for acts and omissions occurring before the merger.

Regulatory Approvals Required for the Merger (page     )

To complete the merger, the parties need the prior approvals of the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”), the Alabama State Banking Department and the Arkansas State Bank Department. The U.S. Department of Justice is able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. Applications for such banking agency approvals were filed by the parties with the requisite state and federal banking agencies between October 22 and October 24, 2012.

Conditions to the Merger (page     )

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	Holders of a two-thirds majority of the outstanding shares of common stock of Genala must have approved the merger agreement and the merger;

•

all regulatory approvals and consents must have been obtained, any necessary approvals shall not contain a material adverse non-standard term or condition, and all waiting periods required by law must have expired or been terminated; and

•

certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement, the compliance in all material respects by the parties with their obligations under the merger agreement, and the non-existence of a material adverse effect (as such term is defined in the merger agreement).

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page     )

Genala has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with the Company is pending.

Termination of the Merger Agreement (page     )

The Company and Genala may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Genala shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement before closing under specified circumstances, including if the merger is not consummated by February 28, 2013, if the required regulatory approvals are not received, if the average closing price of Company common stock is below $27.00 per share or if the other party breaches its representations, warranties or covenants in the merger agreement in a material respect and such breach cannot be or has not been cured within the applicable cure period.

Termination Fee (page     )

If the merger is terminated by the Company after Genala has breached its non-solicitation covenant or the board of directors of Genala has withdrawn its recommendation to approve the merger or recommended for approval a different business combination based on a superior proposal, Genala will be required to pay a termination fee to the Company equal to 5% of the total purchase price calculated in accordance with the merger agreement.

Additionally, if the merger is terminated by the Company due to a material uncured breach by Genala of its representations, warranties or covenants under the merger agreement other than the non-solicitation covenant, Genala will be required to pay to the Company as liquidated damages, $250,000.

Genala agreed to the termination fee and liquidated damages arrangements in order to induce the Company to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Genala before the merger is completed.

Differences in Rights of Shareholders (page     )

The rights of Genala shareholders who continue as shareholders of the Company after the merger will be governed by Arkansas law. After the merger is completed, the articles of incorporation and bylaws of the Company, rather than the articles of incorporation and bylaws of Genala, will govern your rights as a shareholder. The different shareholder rights are explained more fully in “Comparison of Shareholders’ Rights” on page     .

Bank of the Ozarks, Inc.

Selected Consolidated Financial Data

The following table presents selected consolidated financial information and other financial data for the Company. The data for the years ended December 31, 2007 through 2011 has been derived from the audited financial statements of the Company. The data for the nine months ended September 30, 2012 has been derived from the unaudited financial statements of the Company. Operating results for any historical period are not necessarily indicative of the results that might be expected for 2012 or any other future period.

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$147,172	$199,169	$157,972	$165,908	$183,003	$176,970
Interest expense	16,596	30,435	34,337	47,585	84,302	99,352
Net interest income	130,576	168,734	123,635	118,323	98,701	77,618
Provision for loan and lease losses	9,212	11,775	16,000	44,800	19,025	6,150
Non-interest income	44,012	117,083	70,322	51,051	19,349	22,975
Non-interest expense	84,571	122,531	87,419	68,632	54,398	48,252
Preferred stock dividends	—	—	—	6,276	227	—
Net income available to common stockholders	56,377	101,321	64,001	36,826	34,474	31,746
Common share and per common share data: (1)
Earnings – diluted	$1.62	$2.94	$1.88	$1.09	$1.02	$0.94
Book value	13.78	12.32	9.39	7.96	7.48	5.67
Dividends	0.360	0.370	0.300	0.260	0.250	0.215
Weighted-average diluted shares outstanding (thousands)	34,872	34,482	34,090	33,800	33,748	33,668
End of period shares outstanding (thousands)	34,665	34,464	34,107	33,810	33,728	33,636
Balance sheet data at period end:
Total assets	$3,823,017	$3,841,651	$3,273,271	$2,770,811	$3,233,303	$2,710,875
Loans and leases not covered by FDIC loss share agreements	2,033,005	1,885,282	1,856,429	1,904,104	2,021,199	1,871,135
Loans covered by FDIC loss share agreements	652,798	806,922	489,468	—	—	—
Allowance for loan and lease losses	38,672	39,169	40,230	39,619	29,512	19,557
FDIC loss share receivable	174,899	279,045	158,137	—	—	—
Foreclosed assets covered by FDIC loss share agreements	57,632	72,907	31,145	—	—	—
Investment securities	429,935	438,910	398,698	506,678	944,783	578,348
Deposits	2,891,735	2,943,919	2,540,753	2,028,994	2,341,414	2,057,061
Repurchase agreements with customers	32,511	32,810	43,324	44,269	46,864	46,086
Other borrowings	280,771	301,847	282,139	342,553	424,947	336,533
Subordinated debentures	64,950	64,950	64,950	64,950	64,950	64,950
Preferred stock, net of unamortized discount	—	—	—	—	71,880	—
Total common stockholders’ equity	477,851	424,551	320,355	269,028	252,302	190,829
Loan and lease including covered loans to deposit ratio	92.88%	91.45%	92.33%	93.84%	86.32%	90.96%

Bank of the Ozarks, Inc.

Selected Consolidated Financial Data (continued)

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Average balance sheet data:
Total average assets	$3,768,206	$3,755,291	$2,998,850	$3,002,121	$3,017,707	$2,601,299
Total average common stockholders’ equity	450,044	374,664	296,035	267,768	213,271	184,819
Average common equity to average assets	11.94%	9.98%	9.87%	8.92%	7.07%	7.10%
Performance ratios:
Return on average assets (2)	2.00%	2.70%	2.13%	1.23%	1.14%	1.22%
Return on average common stockholders’ equity (2)	16.73	27.04	21.62	13.75	16.16	17.18
Net interest margin – FTE (2)	5.93	5.84	5.18	4.80	3.96	3.44
Efficiency ratio	46.69	41.56	42.86	37.84	42.32	46.33
Common stock dividend payout ratio	22.06	12.50	15.89	23.84	24.42	22.75
Asset quality ratios:
Net charge-offs to average loans and leases (2)(3)(4)	0.31%	0.69%	0.81%	1.75%	0.45%	0.24%
Nonperforming loans and leases to total loans and leases (3)	0.44	0.72	0.75	1.24	0.76	0.35
Nonperforming assets to total assets (3)	0.59	1.18	1.72	3.06	0.81	0.36
Allowance for loan and lease losses as a percentage of:
Total loans and leases (3)	1.90%	2.08%	2.17%	2.08%	1.46%	1.05%
Nonperforming loans and leases	435%	290%	288%	168%	192%	295%
Capital ratios at period end:
Tier 1 leverage	13.87%	12.06%	11.88%	11.39%	11.64%	9.80%
Tier 1 risk-based capital	17.82	17.67	16.13	13.78	14.21	11.79
Total risk-based capital	19.07	18.93	17.39	15.03	15.36	12.67

(1)	Adjusted to give effect to 2-for-1 stock split effective August 16, 2011.
(2)	Ratios for interim period annualized based on actual days.
(3)	Excludes loans and/or foreclosed assets covered by FDIC loss share agreements, except for their inclusion in total assets.
(4)	Excludes net charge-offs related to loans covered by FDIC loss share agreements.

Genala Banc, Inc.

Selected Consolidated Financial Data

The following table presents selected consolidated financial information and other financial data for Genala. The data for the years ended December 31, 2007 through 2011 and for the nine months ended September 30, 2012 has been derived from the unaudited financial statements of Genala. Operating results for any historical period are not necessarily indicative of the results that might be expected for 2012 or any other future period.

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$4,985	$7,697	$8,399	$8,759	$8,851	$8,309
Interest expense	1,147	2,204	3,223	4,259	4,980	4,835
Net interest income	3,838	5,493	5,176	4,500	3,871	3,474
Provision for loan and lease losses	310	1,565	675	450	320	110
Non-interest income	423	42	212	430	608	503
Non-interest expense	1,560	2,171	2,182	2,035	1,929	1,799
Net income available to common stockholders	1,756	1,466	1,961	1,860	1,790	1,644
Common share and per common share data:
Earnings – diluted	$70.79	$59.00	$78.21	$72.67	$67.28	$59.54
Book value	1,181.58	1,114.84	1,061.82	988.80	926.57	863.47
Dividends	7.00	14.00	11.07	10.01	10.01	10.03
Weighted-average diluted shares outstanding (thousands)	25	25	25	26	27	28
End of period shares outstanding (thousands)	25	25	25	25	26	27
Balance sheet data at period end:
Total assets	$166,714	$168,445	$169,480	$161,296	$152,115	$144,488
Loans and leases not covered by FDIC loss share agreements	45,251	45,757	51,908	55,332	55,061	52,326
Allowance for loan and lease losses	1,228	1,183	1,315	1,103	859	858
Investment securities	90,961	114,586	105,515	98,726	87,867	87,107
Deposits	137,108	140,317	142,476	135,509	126,661	120,063
Other borrowings	—	—	—	—	685	—
Total common stockholders’ equity	29,252	27,701	26,384	25,020	23,973	23,592
Loan and lease to deposit ratio	33.00%	32.61%	36.43%	40.83%	43.47%	43.58%
Average balance sheet data:
Total average assets	$169,205	$169,823	$167,162	$157,625	$149,152	$138,535
Total average common stockholders’ equity	28,477	27,043	25,702	24,496	23,783	23,197
Average common equity to average assets	16.83%	15.92%	15.38%	15.54%	15.95%	16.74%
Performance ratios:
Return on average assets (1)	1.39%	0.86%	1.17%	1.18%	1.20%	1.19%
Return on average common stockholders’ equity (1)	8.24	5.42	7.63	7.59	7.52	7.09
Net interest margin – FTE (1)	3.58	3.74	3.70	3.42	3.13	3.07
Efficiency ratio	34.90	36.39	36.82	36.71	37.59	38.92
Common stock dividend payout ratio	9.87	23.73	14.02	13.62	14.48	16.67

Genala Banc, Inc.

Selected Consolidated Financial Data (continued)

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Asset quality ratios:
Net charge-offs to average loans and leases (1)	0.79%	3.44%	0.86%	0.38%	0.59%	0.18%
Nonperforming loans and leases to total loans and leases	1.41	1.15	0.94	0.73	0.56	0.04
Nonperforming assets to total assets	0.73	0.88	0.88	0.40	0.21	0.03
Allowance for loan and lease losses as a percentage of:
Total loans and leases	2.71%	2.58%	2.53%	1.99%	1.56%	1.64%
Nonperforming loans and leases	192%	224%	269%	273%	279%	3,779%
Capital ratios at period end:
Tier 1 leverage	17.11%	16.13%	15.51%	15.53%	16.31%	16.67%
Tier 1 risk-based capital	46.92	42.65	39.39	36.24	36.55	36.10
Total risk-based capital	48.18	43.90	40.65	37.49	37.80	37.35

(1)	Ratios for interim period annualized based on actual days.

PRO FORMA FINANCIAL INFORMATION

The following table sets forth for Company common stock and Genala common stock certain historical, pro forma and pro forma equivalent per share financial information. The pro forma and pro forma equivalent per share information gives effect to the merger as if the transaction had been effective on the dates presented, in the case of book value data, and as if the transaction had been effective on January 1 for each of the periods presented, in the case of the income and dividend data. The pro forma information in the table assumes that the merger is accounted for under the purchase method of accounting. The information in the following table is based on the historical financial statements of each of Genala and the Company, and should be read together with the historical financial information that the Company has presented in prior filings with the SEC. With respect to the Company, See “Where You Can Find More Information” beginning on page     .

The pro forma financial information is not necessarily indicative of results that would have occurred had the merger been completed on the date indicated or that may be obtained in the future.

	For the Nine Months Ended September 30, 2012	For the Twelve Months Ended December 31, 2011
Net Income Per Common Share:
Historical:
Company
Basic	$1.63	$2.96
Diluted	1.62	2.94
Genala
Basic	$70.79	$59.00
Diluted	70.79	59.00
Pro forma combined (1)
Basic	$1.65	$2.95
Diluted	1.64	2.93
Equivalent pro forma for Genala (2)
Basic	$67.40	$120.34
Diluted	66.86	119.57

Dividends Declared Per Common Share:
Historical:
Company	$0.36	$0.37
Genala	7.00	14.00
Equivalent pro forma amount of Genala	14.67	15.07

Book Value Per Common Share (at period end)
Historical:
Company	$13.78	$12.32
Genala	$1,181.58	$1,114.54
Pro forma combined (1)	13.95	12.51
Equivalent pro forma amount of Genala (2)	568.22	509.46

(1)	Pro forma combined amounts are calculated by adding together the historical amounts reported by the Company and Genala, as adjusted for the estimated purchase accounting adjustments to be recorded in connection with the merger and an estimated 516,370 shares of Company common stock to be issued in connection with the merger based on the terms of the merger agreement.
(2)	The equivalent pro forma per share data for Genala is computed by multiplying the pro forma combined amounts by 40.74.

MARKET PRICE AND DIVIDEND INFORMATION

The Company’s common stock is currently listed on the NASDAQ Global Select Market (the “Nasdaq Stock Market”) under the symbol “OZRK.” Genala common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Genala common stock.

As of October 31, 2012, there were 34,689,480 shares of Company common stock issued and outstanding, which were held by approximately 221 shareholders of record. As of the record date for the special meeting, there were 24,852 shares of Genala common stock outstanding, which were held by approximately 71 shareholders of record. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table sets forth the high and low trading prices for shares of Company common stock and cash dividends paid per share for the periods indicated.

		High	Low	Cash Dividends Per Share
2011:	First Quarter	$22.23	$20.96	$0.085
	Second Quarter	26.03	22.04	0.09
	Third Quarter	26.88	19.89	0.095
	Fourth Quarter	30.80	20.64	0.10

2012:	First Quarter	$31.86	$27.73	$0.11
	Second Quarter	32.02	28.08	0.12
	Third Quarter	34.65	29.91	0.13
	Fourth Quarter (1)	34.33	32.02	0.14

(1)	Through November 6, 2012.

The following table sets forth the cash dividends paid per share of Genala common stock for the periods indicated.

		Cash Dividends Per Share
2011:	First Quarter	$—
	Second Quarter	7.00
	Third Quarter	—
	Fourth Quarter	7.00

2012:	First Quarter	$—
	Second Quarter	7.00
	Third Quarter	—
	Fourth Quarter (1)	—

(1)	Through November 6, 2012.

On October 3, 2012, the business day immediately preceding the public announcement of the merger, the closing price of the Company’s common stock as reported on the NASDAQ Stock Market was $34.04 per share. On November 6, 2012, the last practicable trading day before the distribution of this proxy statement/prospectus, the closing price of the Company’s common stock as reported on the NASDAQ Stock Market was $32.64 per share.

RISK FACTORS

An investment in Company common stock in connection with the merger involves risks. The Company describes below the material risks and uncertainties that it believes are associated with the merger and the Company. You should carefully read and consider all of the risk factors described below or incorporated by reference in this proxy statement/prospectus from other SEC documents filed by the Company in deciding whether to vote for approval of the merger agreement.

Risks Associated with the Merger

Because the Market Price of Company Common Stock Will Fluctuate and as a Result of Other Factors, Genala Shareholders Cannot Be Sure of the Number of Shares or Exact Value of Shares of Company Common Stock They Will Receive.

Upon completion of the merger, each outstanding share of Genala common stock will be converted into the merger consideration consisting of shares of Company common stock or cash, or a mix of shares of Company common stock and cash, as provided in the merger agreement. If a Genala shareholder receives only cash as merger consideration, the value of the merger consideration that such Genala shareholder receives will be independent of any fluctuations in the market price of Company common stock. If a Genala shareholder receives Company common stock as part or all of the merger consideration, the number of shares that such Genala shareholder will receive for each share of Genala common stock will depend on the average closing price of Company common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger. The value of such shares of Company common stock received for each share of Genala common stock will depend on the price per share of Company common stock at the time the shares are actually received by a Genala shareholder. The closing price of Company common stock on the date that the shareholder actually receives the shares of such stock after the merger is completed and the average closing price over the ten consecutive trading days ending on the fifth business day preceding the closing of the merger may vary from each other, as well as from the closing price of Company common stock on the date that the Company and Genala announced the merger, on the date that this proxy statement/prospectus is being mailed to Genala shareholders, and on the date of the special meeting of Genala shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the Company’s business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of the Company. Accordingly, at the time of the special meeting of Genala shareholders, because of the above timing differences Genala shareholders will not be able to calculate the number of shares of Company common stock they may receive upon completion of the merger or the exact value of Company common stock they may receive upon completion of the merger.

The Form or Mix of Merger Consideration Genala Shareholders Ultimately Receive Could Be Different From the Form or Mix Elected Depending on the Form or Mix of Merger Consideration Elected by Other Genala Shareholders.

If the merger agreement is approved by Genala shareholders, all shareholders will be permitted to make an election as to the form of consideration, whether in cash, Company common stock or a mix of such cash and stock, they wish to receive. Because the total amount of Company common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that an individual Genala shareholder will receive in order to ensure that no more than 51% of the aggregate merger consideration to be paid by the Company to Genala shareholders will be in shares of Company common stock and no more than 49% of such total aggregate merger consideration will be paid in cash.

Consequently, if either the stock consideration or the cash consideration is over- or under-subscribed, Genala shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income tax purposes with respect to the cash received). If Genala shareholders do not make an election, upon surrender of their Genala shares they will receive the merger consideration following the effective time of the Merger, in an allocated amount of cash, shares of Company common stock, or a combination of the two, as provided for in the merger agreement. If a Genala shareholder makes an election but transfers record ownership of his or her shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

The Merger With Genala May Distract Management of the Company From Its Other Responsibilities.

The acquisition of Genala could cause the management of the Company to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of the Company. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of the Company.

Genala Shareholders Will Have Less Influence As Shareholders of the Company Than As Shareholders of Genala.

Genala shareholders currently have the right to vote in the election of the board of directors of Genala and on other matters affecting Genala. When the merger occurs, each shareholder that receives shares of Company common stock will become a shareholder of the Company with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Genala. It is currently expected that the former shareholders of Genala as a group will receive shares in the merger constituting approximately 1.5% of the outstanding shares of the Company immediately after the merger. Because of this, Genala shareholders will have less influence on the management and policies of the Company than they now have on the management and policies of Genala.

Certain Officers and Directors of Genala Have Interests in the Merger Different From the Interests of Non-director or Non-management Shareholders.

Some of the officers and directors of Genala have interests in the merger that are in addition to their interests as shareholders of Genala generally. These interests exist because of, among other things, rights to indemnification and officers and directors’ liability insurance for a limited time (at current levels) following the merger. Although the members of the respective boards of directors of each of the Company and Genala knew about these additional interests and considered them when they considered and approved the merger agreement and the merger, you should be aware of them. See “Approval of the Merger – Interests of Certain Directors and Officers in the Merger” on page     .

The Fairness Opinion Obtained by Genala From Its Financial Advisor Will Not Reflect Changes in Circumstances Between the Date of the Merger Agreement and the Completion of the Merger.

Genala has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Sheshunoff & Co. Investment Banking, Genala’s financial advisor. Changes in the operations and prospects of Genala or the Company, general market and economic conditions and other factors that may be beyond the control of Genala and the Company, and on which the fairness opinion was based, may alter the value of Genala or the Company or the prices of shares of Genala common stock or the Company common stock by the time the special meeting takes place or by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Genala does not anticipate asking its financial advisor to update its opinion, the October 4, 2012 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. A copy of the opinion is included as Appendix B to this proxy statement/prospectus. For a description of the opinion that Genala received from its financial advisor, please refer to “Approval of the Merger – Opinion of Genala’s Financial Advisor” on page    . For a description of the other factors considered by Genala’s board of directors in determining to approve the merger, please refer to “Approval of the Merger – Genala’s Reasons for the Merger; Recommendation of the Genala Board of Directors” on page     .

The Tax Consequences of the Merger to a Genala Shareholder Will Depend Upon the Merger Consideration Received.

The tax consequences of the merger to a Genala shareholder will depend upon the merger consideration that the shareholder receives. A Genala shareholder generally will not recognize any gain or loss on the conversion of shares of Genala common stock solely into shares of Company common stock. However, a Genala shareholder generally will be taxed if the shareholder receives cash in exchange for shares of Genala common stock or for any fractional share of Company common stock. For a detailed discussion of the tax consequences of the merger to Genala shareholders generally, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger.” Each Genala shareholder should consult his, her or its own tax advisors as to the effect of the merger as applicable to the Genala shareholder’s particular circumstances.

The Merger is Subject to the Receipt of Consents and Approvals From Government Entities that May Impose Conditions that Could Have an Adverse Effect on the Company.

Before the merger may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although the Company and Genala do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the Company following the merger, any of which might have a material adverse effect on the Company following the merger. The Company is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose certain burdensome conditions on Genala or the Company, as described more fully in “Approval of the Merger – Regulatory Approval Required for the Merger” on page     .

The Merger Will Not Be Completed Unless Important Conditions are Satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of the Company and Genala may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or, if permissible, waived before the Company and Genala are obligated to complete the merger:

•	the approval of the merger agreement and merger by the requisite vote of the shareholders of Genala;

•	the receipt of all material regulatory approvals required for consummation of the merger;

•	the absence of any order by a court or regulatory authority that enjoins or prohibits the merger;

•

the registration statement of which this proxy statement/prospectus is a part shall be effective under the Securities Act, and no stop order shall have been issued or proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	the Company shall have received the opinion of Kutak Rock LLP that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement Could Negatively Impact Genala.

If the merger agreement is terminated before closing there may be various consequences. For example, Genala’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, Genala will have incurred substantial expenses in connection with the proposed merger without realizing the benefits of the merger. If the merger agreement is terminated and Genala’s board of directors seeks another merger or business combination, Genala shareholders cannot be certain that Genala will be able to find a party willing to pay the equivalent or greater consideration than that which the Company has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, Genala may be required to pay the Company a termination fee or liquidated damages. See “Approval of the Merger – Effect of Termination” on page     .

Genala Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Genala. These uncertainties may impair Genala’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Genala to seek to change existing business relationships with Genala. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Genala may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Genala employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Genala’s business following the merger could be harmed. In addition, the merger agreement restricts Genala from making certain acquisitions and taking other specified actions until the merger occurs, unless it has the consent of the Company. These restrictions may prevent Genala from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “Approval of the Merger – Conduct of Business Pending the Merger” on page     .

Risks Related to the Company’s Business

The Company’s Profitability is Dependent on its Banking Activities.

Because the Company is a bank holding company, its profitability is directly attributable to the success of its bank subsidiary, Bank of the Ozarks. The Company’s banking activities compete with other banking institutions on the basis of service, convenience and price. Due in part to regulatory changes and consumer demands, banks have experienced increased competition from other entities offering similar products and services. The Company relies on the profitability of Bank of the Ozarks and dividends received from Bank of the Ozarks for payment of its operating expenses, satisfaction of its obligations and payment of dividends. (See Note 18 to the consolidated financial statements contained in the Company’s 2011 Annual Report on Form 10-K incorporated into this proxy statement/prospectus for a discussion of dividend restrictions). As is the case with other similarly situated financial institutions, the profitability of Bank of the Ozarks, and therefore the Company, will be subject to the fluctuating cost and availability of funds, changes in the prime lending rate and other interest rates, changes in economic conditions in general and, because of the location of its banking offices, changes in economic conditions in the Southeastern and South Central United States in particular.

The Company Depends on Key Personnel for its Success.

The Company’s operating results and ability to adequately manage its growth and minimize loan and lease losses are highly dependent on the services, managerial abilities and performance of its current executive officers and other key personnel. The Company has an experienced management team that the board of directors believes is capable of managing and growing the Company. The Company does not have employment contracts with its executive officers and key personnel. Losses of or changes in its current executive officers or other key personnel and their responsibilities may disrupt the Company’s business and could adversely affect the Company’s financial condition, results of operations and liquidity. Additionally, the Company’s ability to retain its current executive officers and other key personnel may be further impacted by existing and proposed legislation and regulations affecting the financial services industry. There can be no assurance that the Company will be successful in retaining its current executive officers or other key personnel.

The Company’s Operations are Significantly Affected by Interest Rate Levels.

The Company’s profitability is dependent to a large extent on net interest income, which is the difference between interest income earned on loans, including loans covered by FDIC loss share agreements, leases and investment securities, and interest expense paid on deposits, other borrowings and interest bearing liabilities. The Company is affected by changes in general interest rate levels and changes in the differential between short-term and long-term interest rates, both of which are beyond its control. Interest rate risk can result from mismatches between the dollar amount of repricing or maturing assets and liabilities, as well as from mismatches in the timing and rate at which assets and liabilities reprice. Although the Company has implemented procedures it believes will reduce the potential effects of changes in interest rates on its results of operations, these procedures may not always be successful. In addition, any substantial, unexpected or prolonged change in market interest rates could adversely affect the Company’s financial condition, results of operations and liquidity.

The Fiscal and Monetary Policies of the Federal Government and its Agencies Could Have a Material Adverse Effect on the Company’s Earnings.

The FRB regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which may affect net interest income and net interest margin. Changes in the supply of money and credit can also materially decrease the value of financial assets held by the Company, such as debt securities. The FRB’s policies can also adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans and leases. Changes in such policies are beyond the Company’s control and difficult to predict; consequently, the impact of these changes on the Company’s activities and results of operations is difficult to predict.

The Company’s Business Depends on the Condition of the Local and Regional Economies Where it Operates.

A majority of the Company’s business is located in Arkansas, Texas and, to a lesser extent, Georgia and other southeastern states. As a result the Company’s financial condition and results of operations may be significantly impacted by changes in the Arkansas, Texas and Georgia economies as well as the economies of other southeastern states. Further slowdown in economic activity, deterioration in housing markets or increases in unemployment and under-employment in these areas may have a significant and disproportionate impact on consumer and business confidence and the demand for the Company’s products and services, result in an increase in non-payment of loans and leases and a decrease in collateral value, and significantly impact the Company’s deposit funding sources. Any of these events could have an adverse impact on the Company’s financial position, results of operations and liquidity.

The Company’s Business May Suffer if There are Significant Declines in the Value of Real Estate.

The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. There continues to be a lack of sustained improvement in economic activity and housing markets and elevated levels of unemployment and under-employment in many of the Company’s markets, resulting in depressed prices and excess inventories of houses and other properties to be sold in these markets. If the value of the real estate serving as collateral for the Company’s loan and lease portfolio were to decline materially, a significant part of its loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, the Company may not be able to realize the value of security anticipated at the time of originating the loan, which in turn could have an adverse effect on the Company’s provision for loan and lease losses and its financial condition, results of operations and liquidity.

Most of the Company’s foreclosed assets are comprised of real estate properties. The Company carries these properties at their estimated fair values less estimated selling costs. While the Company believes the carrying values for such assets are reasonable and appropriately reflect current market conditions, there can be no assurance that the amount of proceeds realized upon disposition of foreclosed assets, will approximate the carrying value of such assets. If the proceeds are less than the carrying value of foreclosed assets, the Company will record a loss on the disposition of such assets, which in turn could have an adverse effect on the Company’s financial position, results of operations and liquidity.

The Company is Subject to Environmental Liability Risks Associated with Lending Activities.

A significant portion of the Company’s loan and lease portfolio is secured by real property. In the ordinary course of business, the Company may foreclose on and take title to real properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and may materially reduce the affected property’s value or limit the Company’s ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company’s exposure to environmental liability. The Company has policies and procedures that require either formal or informal evaluation of environmental risks and liabilities on real property before originating any loan or foreclosure action, except for (i) loans originated for sale in the secondary market secured by 1-4 family residential properties and (ii) certain loans where the real estate collateral is second lien collateral. These policies, procedures and evaluations may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

If the Company Does Not Properly Manage its Credit Risk, its Business Could be Seriously Harmed.

There are substantial risks inherent in making any loan or lease, including, but not limited to –

•	risks resulting from changes in economic and industry conditions;

•	risks inherent in dealing with individual borrowers;

•	risks resulting from uncertainties as to the future value of collateral; and

•	the risk of non-payment of loans and leases.

Although the Company attempts to minimize its credit risk through prudent loan and lease underwriting procedures and by monitoring concentrations of its loans and leases, there can be no assurance that these underwriting and monitoring procedures will reduce these risks. Moreover, as the Company expands into new markets, credit administration and loan and lease underwriting policies and procedures may need to be adapted to local conditions. The inability of the Company to properly manage its credit risk or appropriately adapt its credit administration and loan and lease underwriting policies and procedures to local market conditions or changing economic circumstances could have an adverse impact on its provision for loan and lease losses and its financial condition, results of operations and liquidity.

The Company Makes and Holds in its Loan and Lease Portfolio a Significant Number of Construction/Land Development, Non-Farm/Non-Residential and Other Real Estate Loans.

The Company’s loan and lease portfolio is comprised of a significant amount of real estate loans, including a large number of construction/land development and non-farm/non-residential loans. Excluding loans covered by FDIC loss share agreements, the Company’s real estate loans comprised approximately 88.4% of its total loans and leases at September 30, 2012. In addition, excluding loans covered by FDIC loss share agreements, the Company’s construction/land development and non-farm/non-residential loans, which are a subset of its real estate loans, comprised approximately 28.0% and 39.2%, respectively, of the Company’s total loan and lease portfolio at September 30, 2012. Real estate loans, including construction/land development and non-farm/non-residential loans, pose different risks than do other types of loan and lease categories. The Company believes it has established appropriate underwriting procedures for its real estate loans, including construction/land development and non-farm/non-residential loans, and has established appropriate allowances to cover the credit risk associated with such loans. However, there can be no assurance that such underwriting procedures are, or will continue to be, appropriate or that losses on real estate loans, including construction/land development and non-farm/non-residential loans, will not require additions to its allowance for loan and lease losses, and could have an adverse impact on the Company’s financial position, results of operations or liquidity.

The Company Could Experience Deficiencies in its Allowance for Loan and Lease Losses.

The Company maintains an allowance for loan and lease losses, established through a provision for possible loan and lease losses charged to expense, that represents the Company’s best estimate of probable losses inherent in the existing loan and lease portfolio. Although the Company believes that it maintains its allowance for loan and lease losses at a level adequate to absorb losses in its loan and lease portfolio, estimates of loan and lease losses are subjective and their accuracy may depend on the outcome of future events. Experience in the banking industry indicates that some portion of the Company’s loans and leases may only be partially repaid or may never be repaid at all. Loan and lease losses occur for many reasons beyond the control of the Company. Accordingly, the Company may be required to make significant and unanticipated increases in the allowance for loan and lease losses during future periods which could materially affect the Company’s financial position, results of operations and liquidity. Additionally, bank regulatory authorities, as an integral part of their supervisory functions, periodically review the Company’s allowance for loan and lease losses. These regulatory authorities may require adjustments to the allowance for loan and lease losses or may require recognition of additional loan and lease losses or charge-offs based upon their judgment. Any increase in the allowance for loan and lease losses or charge-offs required by bank regulatory authorities could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

The Performance of the Company’s Investment Securities Portfolio is Subject to Fluctuation Due to Changes in Interest Rates and Market Conditions, Including Credit Deterioration of the Issuers of Individual Securities.

Changes in interest rates can negatively affect the performance of most of the Company’s investment securities. Interest rate volatility can reduce unrealized gains or create unrealized losses in the Company’s portfolio. Interest rates are highly sensitive to many factors including monetary policies, domestic and international economic and political issues, and other factors beyond the Company’s control. Fluctuations in interest rates can materially affect both the returns on and market value of the Company’s investment securities. Additionally, actual investment income and cash flows from investment securities that carry prepayment risk, such as mortgage-backed securities and callable securities, may materially differ from those anticipated at the time of investment or subsequently as a result of changes in interest rates and market conditions.

The Company’s investment securities portfolio consists of a number of securities whose trading markets are “not active.” As a result, management has had to develop internal models or other methodologies for pricing these securities that include various estimates and assumptions. There can be no assurance that the Company could sell these investment securities at the price derived by the internal model or methodology, or that it could sell these investment securities at all, which could have an adverse effect on the Company’s financial position, results of operation or liquidity.

Many state and local governments and other political subdivisions have experienced deterioration of financial condition in recent years due to declining tax revenues, increased demand for services and various other factors. As a result many bonds issued by state and local governments and other political subdivisions have experienced, and are continuing to experience, pricing pressure. To the extent the Company has any such securities in its portfolio from issuers who have experienced a deterioration of financial condition, or who may experience future deterioration of financial condition, the value of such securities may decline and could result in an other-than-temporary impairment charge, which could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company’s Recent Results May Not Be Indicative of its Future Results.

The Company may not be able to grow its business at the same rate of growth achieved in recent years or even grow its business at all. Additionally, in the future the Company may not have the benefit of several factors that have been favorable to the Company’s business in past years, such as an interest rate environment where changes in rates occur at a relatively orderly and modest pace, the ability to find suitable expansion opportunities, including additional FDIC-assisted acquisitions or negotiated acquisitions, or otherwise to capitalize on opportunities presented by economic turbulence, or other factors and conditions. Numerous factors, such as weakening or deteriorating economic conditions, regulatory and legislative considerations, and competition may impede or restrict the Company’s ability to expand its market presence and could adversely impact its future operating results.

The Company’s FDIC Deposit Insurance Premiums May Increase.

The FDIC has significantly increased premiums charged to all financial institutions for FDIC deposit insurance protection during recent years and such premiums may continue to increase in future years. The Company has historically paid at or near the lowest applicable premium rate under the FDIC’s deposit insurance premium rate structure due to the Company’s sound financial position. However, should bank failures increase, deposit insurance premiums may escalate further and could have an adverse impact on the Company’s results of operations.

To Successfully Implement its Growth and De Novo Branching Strategy, the Company Must Expand its Operations in Both New and Existing Markets.

The Company intends to continue the expansion and development of its business by pursuing its growth and de novo branching strategy. Accordingly, the Company’s growth prospects must be considered in light of the risks, expenses and difficulties frequently encountered by banking companies pursuing growth strategies. In order to successfully execute its growth strategy, the Company must, among other things:

•	identify and expand into suitable markets;

•	obtain regulatory and other approvals;

•	identify and acquire suitable sites for new banking offices;

•	attract and retain qualified bank management and staff;

•	build a substantial customer base;

•	maintain credit quality;

•	attract sufficient deposits to fund anticipated loan and lease growth; and

•	maintain adequate common equity and regulatory capital.

In addition to the foregoing factors, there are considerable costs involved in opening banking offices, and such new offices generally do not generate sufficient revenues to offset their costs until they have been in operation for some time. Therefore, any new banking offices the Company opens can be expected to negatively affect its operating results until those offices reach a size at which they become profitable. The Company could also experience an increase in expenses if it encounters delays in opening any new banking offices. Moreover, the Company cannot give any assurances that any new banking offices it opens will be successful, even after they have become established. If the Company does not manage its growth effectively, the Company’s business, future prospects, financial condition, results of operations and liquidity could be adversely affected.

The Company May Engage in Additional FDIC-Assisted Acquisitions, Which Could Present Additional Risks To Its Business.

The Company has been and may be presented with additional opportunities to acquire the assets and assume liabilities of failed banks in FDIC-assisted acquisitions. These acquisitions involve risks similar to acquiring existing banks even though the FDIC might provide assistance to mitigate certain risks such as sharing in loan losses and losses on other covered assets and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are for failed banks and are structured in a manner that does not allow the Company the time normally associated with preparing for and evaluating an acquisition (including preparing for integration of an acquired institution), the Company may face additional risks when it engages in FDIC-assisted acquisitions. The assets that the Company acquires in such an acquisition are generally more troubled than in a typical acquisition. The deposits that the Company assumes are generally higher priced than in a typical acquisition and therefore subject to higher rates of attrition. Integration of operations may be more difficult in an FDIC-assisted acquisition than in a typical acquisition since key staff may have departed. Any inability to overcome these risks could have an adverse effect on the Company’s ability to achieve its business objectives and maintain its market value and profitability.

The FDIC’s initial approach to loss sharing provided for indemnification by the FDIC of the acquiring institution against loss equal to 80% of losses with respect to covered assets of the acquired institution up to a stated threshold and 95% of losses incurred by the acquiring institution with respect to such covered assets above the stated threshold. The FDIC modified its policy for transactions occurring after March 31, 2010 where the FDIC provides loss share assistance, and the indemnification in such transactions covers only 80% of all losses with respect to covered assets and no longer covers 95% of such losses above a stated threshold. The FDIC has further modified its policy for loss share assistance whereby the FDIC, depending on the size of the failing institution, may (i) establish up to three separate tranches for both single family residential real estate loans and related foreclosed assets and for non-single family residential real estate loans and related foreclosed assets, (ii) provides loss share assistance at varying levels for each of the tranches and (iii) not provide loss share assistance for single family residential real estate loans and related foreclosed assets. In addition, certain consumer loans and certain government-guaranteed loans are not covered by FDIC loss sharing agreements. These modifications of the indemnification protection increase the risk of loss to acquiring institutions in FDIC-assisted acquisitions and could result in a material adverse effect on the Company’s financial condition, results of operations or liquidity. There can be no assurance that the FDIC will not alter other terms of the loss share agreements in any future transactions, which could further increase the risks to the Company in the event it engages in any future FDIC-assisted acquisitions.

Moreover, if the Company seeks to participate in additional FDIC-assisted acquisitions, the Company can only participate in the bid process if it receives approval of bank regulators. There can be no assurance that the Company will be allowed to participate in the bid process, or what the terms of any such transaction might be or whether the Company would be successful in acquiring any bank or targeted assets. The Company may be required to raise additional capital as a condition to, or as a result of, participation in certain FDIC-assisted acquisitions. Any such transactions and related issuances of stock may have a dilutive effect on earnings per common share and share ownership.

Furthermore, to the extent the Company is allowed to, and chooses to, participate in future FDIC-assisted acquisitions, the Company may face competition from other financial institutions. To the extent that other competitors participate, the Company’s ability to make acquisitions on favorable terms may be adversely affected. Additionally, if the Company acquires bank assets and operations through future FDIC-assisted acquisitions, the Company could encounter difficulties in achieving profitability of those operations.

Failure to Comply with the Terms of Loss Sharing Arrangements with the FDIC May Result in Significant Losses.

Any failure to comply with the terms of any loss share agreements Bank of the Ozarks has with the FDIC, or to properly service the loans and foreclosed assets covered by loss share agreements, may cause individual loans, large pools of loans or other covered assets to lose eligibility for reimbursement to Bank of the Ozarks from the FDIC. This could result in material losses that are currently not anticipated and could adversely affect the Company’s financial condition, results of operations or liquidity.

If the Company Engages in Additional Negotiated Transactions, There May Be Special Risks Associated with Integration of Operations, as Well as Undiscovered Risks or Losses with Targeted Banks, Any of Which Could Have a Negative Impact Upon the Company’s Operating Results or Financial Condition.

In addition to the Company’s historical growth strategy through de novo branching and FDIC-assisted acquisitions, the Company may pursue additional negotiated transactions, apart from the Genala acquisition, with publicly owned or privately held banking institutions. Any future negotiated acquisitions the Company might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and leases and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of the Company’s ongoing business.

The Company expects that competition for suitable acquisition candidates may be significant in the negotiated acquisition area as well as the FDIC-assisted acquisitions. The Company may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. The Company cannot give any assurance that it will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

In most cases, negotiated acquisitions include the acquisition of all the target bank’s assets and liabilities, including its loan and lease portfolio. While the Company expects to be able to conduct more extensive due diligence investigations regarding any targeted bank in a negotiated transaction than in an FDIC-assisted transaction, there may be instances after closing of any negotiated transaction when, under normal operating procedures, the Company may find that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan and lease portfolio, than was anticipated prior to the acquisition. For example, the ability of a borrower or lessee to repay a loan or lease may have become impaired or the quality of the value of the collateral securing the loan or lease may fall below the Company’s collateral standards, or the allowance for loan and lease losses may not be adequate. One or more of these and other factors affecting asset values or loan and lease loss experience might cause the Company to have additional losses or liabilities, additional charge-offs, or increases in allowances for loan and lease losses which could have a negative impact upon the Company’s financial condition and results of operations. In some cases, as contrasted with FDIC-assisted acquisitions, the Company may not have adequate remedies or recourse to cover losses associated with negotiated acquisitions.

Systems Conversions of Acquired Banks in FDIC-Assisted Acquisitions or Negotiated Acquisitions May Be Difficult.

Subsequent to the acquisitions of banks acquired in FDIC-assisted transactions or in negotiated acquisitions, the various operating systems must be converted, in most cases, to Bank of the Ozarks’ existing operating systems. These systems conversions require personnel with unique and specialized skills and require a significant amount of planning, coordination and effort of internal resources and third-party vendors. Any inability of the Company to hire or retain individuals with the appropriate skills or to effectively plan, coordinate and manage these systems conversions or any failure to effectively implement these systems conversions could have serious negative customer impact, exposing the Company and Bank of the Ozarks to reputational risk and adversely impacting the Company’s financial condition, results of operations and liquidity.

Volatility and Disruptions in the Functioning of the Financial Markets and Related Liquidity Issues Could Continue or Worsen.

The U.S. and global financial markets have experienced significant volatility and disruption in recent years. The impact of the recent financial crisis, together with public concerns regarding the strength of financial institutions, has led to both significant distress in financial markets and issues relating to liquidity among financial institutions. As a result of concerns about the stability of the financial markets generally, the constriction in credit, the lack of public confidence in the financial sector, and the generally weak economic conditions, the Company can give no assurance that such circumstances will not have an adverse effect, which could be material, on its financial condition, results of operation and liquidity.

The Company Faces Strong Competition in the Markets in Which it Operates.

Competition in many of the Company’s banking markets is intense. The Company competes with other financial and bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, leasing companies, money market mutual funds, asset-based non-bank lenders and other financial institutions and intermediaries, as well as non-financial institutions offering payroll, debit card and other services. Many of these competitors have an advantage over the Company through substantially greater financial resources, lending limits and larger distribution networks, and are able to offer a broader range of products and services. Other competitors, many of which are smaller than the Company, are privately held and thus benefit from greater flexibility in adopting or modifying growth or operational strategies than the Company. If the Company fails to compete effectively for deposit, loan, lease and other banking customers in the Company’s markets, the Company could lose substantial market share, suffer a slower growth rate or no growth and its financial condition, results of operations and liquidity could be adversely affected.

The Soundness of Other Financial Institutions Could Adversely Affect the Company.

The Company’s ability to engage in routine funding transactions could be adversely affected by the actions and financial stability of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to various counterparties, including brokers and dealers, commercial and correspondent banks, and others. As a result, defaults by, or rumors or questions about, one or more financial services institutions, or the financial services industry generally, may lead to further market-wide liquidity problems and could lead to losses or defaults by such other institutions. Such occurrences could expose the Company to credit risk in the event of default of its counterparty and could have a material adverse impact on the Company’s financial position, results of operations and liquidity.

The Company Depends on the Accuracy and Completeness of Information About Customers.

In deciding whether to extend credit or enter into certain transactions, the Company relies on information furnished by or on behalf of customers, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have an adverse impact on the Company’s business, financial condition and results of operations.

Reputational Risk and Social Factors May Impact the Company’s Results.

The Company’s ability to originate and maintain accounts is highly dependent upon consumer and other external perceptions of its business practices and/or its financial health. Adverse perceptions regarding the Company’s business practices and/or its financial health could damage its reputation, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of competitors, or the industry as a whole, may also adversely impact the Company’s reputation. In addition, adverse reputational impacts on third parties with whom the Company has important relationships may also adversely impact the Company’s reputation. Adverse impacts on the Company’s reputation, or the reputation of the industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which the Company engages with its customers and the products it offers. Adverse reputational impacts or events may also increase litigation risk. Any of these factors could have an adverse impact on the Company’s ability to achieve its business objectives and/or its results of operations.

The Company May Be Subject to Claims and Litigation Asserting Lender Liability.

From time to time, and particularly during periods of economic stress, customers, including real estate developers, may make claims or otherwise take legal action pertaining to the Company’s performance of its responsibilities. These claims are often referred to as “lender liability” claims and are sometimes brought in an effort to produce or increase leverage against the Company in workout negotiations or debt collection proceedings. Lender liability claims frequently assert one or more of the following: breach of fiduciary duties, fraud, economic duress, breach of contract, breach of the implied covenant of good faith and fair dealing, and similar claims. Whether customer claims and legal action related to the Company’s performance of its responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on the Company’s financial condition and results of operations.

The Company May Be Subject to General Claims and Litigation Liability.

In the ordinary course of business, the Company may be named as defendant or may otherwise face claims or legal action, including class actions, from a variety of sources including, among others, customers; vendors; regulatory agencies; federal, state or local governments; or employees. Such claims or legal action may include, among others, breach of contract, breach of fiduciary duty, discrimination, harassment, fraud and infringement of patents, copyrights or trademarks. Such claims or legal action may also make demands for substantial monetary damages and require substantial amounts of time and resources to defend. Should the Company be named as defendant or otherwise face such claims or legal actions, there can be no assurance that the Company would be successful in its defense against such actions, which could have a material adverse impact on the Company’s financial position, results of operations and liquidity. Additional information related to litigation is included in Part II, Item 1 of the Company’s most recent Quarterly Report on Form 10-Q which is incorporated by reference.

The Company’s Internal Operations are Subject to a Number of Risks.

The Company’s internal operations are subject to certain risks, including, but not limited to, information system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts, data piracy or natural disasters. The Company maintains a system of internal controls and security to mitigate the risks of many of these occurrences and maintains insurance coverage for certain risks. However, should an event occur that is not prevented or detected by the Company’s internal controls, and is uninsured or in excess of applicable insurance limits, it could have an adverse impact on the Company’s business, financial condition, results of operations and liquidity.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The future success of the Company will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional operational efficiencies and greater privacy and security protection for customers and their personnel information. Many of the Company’s competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have an adverse impact on the Company’s business, financial position, results of operations and liquidity.

The computer systems and network infrastructure in use by the Company could be vulnerable to unforeseen problems. The Company’s operations are dependent upon the ability to protect its computer equipment against damage from fire, severe storm, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure of the Company’s computer systems or network infrastructure that causes an interruption in operations could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

In addition, the Company’s operations are dependent upon its ability to protect the computer systems and network infrastructure against damage from physical break-ins, security breaches and other disruptive problems caused by Internet users or other users. Computer break-ins and other disruptions could jeopardize the security of information stored in and transmitted through the Company’s computer systems and network, which may result in significant liability to the Company, as well as deter potential customers. Although the Company, with the help of third-party service providers, intends to continue to actively monitor and, where necessary, implement improved security technology and develop measures or operational procedures, there can be no assurance that such measures or procedures will be successful. In addition, new developments or advances in computer capabilities or new discoveries in the field of cryptography could enable hackers to compromise or breach the security measures used by the Company to protect customer data. The Company’s failure to maintain adequate security over its customers’ personal and transactional information could expose the Company or Bank of the Ozarks to reputational risk and could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

The Company Relies on Certain External Vendors.

The Company is reliant upon certain external vendors to provide products and services necessary to maintain its day-to-day operations. Accordingly, the Company’s operations are exposed to risk that these vendors will not perform in accordance with applicable contractual arrangements or the service level agreements. The Company maintains a system of policies and procedures designed to monitor vendor risks including, among other things, (i) changes in the vendor’s organizational structure, (ii) changes in the vendor’s financial condition and (iii) changes in the vendor’s support for existing products and services.

While the Company believes these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with applicable contractual arrangements or the service level agreements could be disruptive to the Company’s operations, which could have a material adverse impact on the Company’s business and its financial condition and results of operations.

The Company May Need to Raise Additional Capital in the Future to Continue to Grow, But That Capital May Not Be Available When Needed.

Federal and state bank regulators require the Company and Bank of the Ozarks to maintain adequate levels of capital to support operations. At September 30, 2012 the Company’s and Bank of the Ozarks’ regulatory capital ratios were at “well-capitalized” levels under bank regulatory guidelines. However, the Company’s business strategy calls for the Company to continue to grow in its existing banking markets (internally and through opening additional offices) and to expand into new markets as appropriate opportunities arise. Growth in assets resulting from internal expansion and new banking offices at rates in excess of the rate at which the Company’s capital is increased through retained earnings will reduce both the Company’s and Bank of the Ozarks’ capital ratios unless the Company and Bank of the Ozarks continue to increase capital. If the Company’s or Bank of the Ozarks’ capital ratios fell below “well-capitalized” levels, the FDIC deposit insurance assessment rate would increase until capital is restored and maintained at a “well-capitalized” level. Additionally, should the Company’s or Bank of the Ozark’s capital ratios fall below “well-capitalized” levels, certain funding sources could become more costly or could cease to be available to the Company until such time as capital is restored and maintained at a “well-capitalized” level. A higher assessment rate resulting in an increase in FDIC deposit insurance assessments, increased cost of funding or loss of funding sources could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

If, in the future, the Company needs to increase its capital to fund additional growth or satisfy regulatory requirements, its ability to raise that additional capital will depend on the Company’s financial performance and on conditions at that time in the capital markets that are outside the Company’s control. There is no assurance that the Company will be able to raise additional capital on terms favorable to it or at all. If the Company cannot raise additional capital when needed, the Company’s ability to expand its operations through internal growth or to continue operations could be impaired.

The Company May Not Be Able to Meet the Cash Flow Requirements of its Depositors or the Cash Needs for Expansion and Other Corporate Activities.

Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy current or future funding requirements and needs. The ALCO and Investments Committee (“ALCO”), which reports to the board of directors, has primary responsibility for oversight of the Company’s liquidity, funds management, asset/liability (interest rate risk) position and investment portfolio functions.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and other creditor demands are met, as well as operating cash needs, of the Company, and the cost of funding such requirements and needs is reasonable. The Company maintains a comprehensive interest rate risk, liquidity and funds management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease and covered loan repayments, and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets. The Company has used these funds, together with wholesale deposit sources such as brokered deposits, along with Federal Home Loan Bank of Dallas (“FHLB”) advances, FRB borrowings, federal funds purchased and other sources of short-term borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, general economic and market conditions and other factors. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash.

Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At September 30, 2012 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (i) $443 million of available blanket borrowing capacity with the FHLB, (ii) $89 million of investment securities available to pledge for federal funds or other borrowings, (iii) $154 million of available unsecured federal funds borrowing lines and (4) up to $90 million of available borrowing capacity from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease and covered loan repayments, and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources. If the Company were unable to access any of these funding sources when needed, it might be unable to meet customers’ or creditors’ needs, which could adversely impact the Company’s financial condition, results of operations and liquidity.

Natural Disasters May Adversely Affect the Company.

The Company’s operations and customer base are located in markets where natural disasters, including tornadoes, severe storms, fires, floods, hurricanes and earthquakes often occur. Such natural disasters could significantly impact the local population and economies and the Company’s business, and could pose physical risks to the Company’s properties. Although the Company’s business is geographically dispersed throughout Arkansas, Texas and the southeastern United States, a significant natural disaster in or near one or more of the Company’s markets could have a material adverse impact on the Company’s financial condition, results of operations or liquidity.

Risk of Pandemic.

In recent years the outbreak of a number of diseases including Avian Bird Flu, H1N1, and various other “super bugs” have increased the risk of a pandemic. Should a pandemic occur in one or more of the markets where the Company’s operations are located, the Company could experience a loss of business, a shortage of employees, or various other adverse effects which could have a material adverse impact on the Company’s business and its financial condition and results of operations.

Risks Associated With the Company’s Industry

The Company is Subject to Extensive Government Regulation That Limits or Restricts its Activities and Could Adversely Impact its Operations.

The Company and Bank of the Ozarks operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, interest rates charged for loans and leases, interest rates paid on deposits, locations of banking offices and various other activities and aspects of the Company’s and Bank of the Ozarks’ operations. The Company and Bank of the Ozarks are also subject to capital guidelines established by regulators which require maintenance of adequate capital. Many of these regulations are intended to protect depositors, the public and the FDIC’s deposit insurance fund rather than shareholders.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations issued by the SEC and NASDAQ, as well as numerous other regulations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and related amendments, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing the Company’s external audit and maintaining its internal controls.

Government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, and increases the cost to the Company of complying with regulatory requirements. Additionally, the failure to comply with these various rules and regulations could subject the Company or Bank of the Ozarks to monetary penalties or sanctions or otherwise expose the Company or Bank of the Ozarks to reputational risk and could adversely affect its results of operations.

Newly Enacted and Proposed Legislation and Regulations May Affect the Company’s Operations and Growth.

To address the continuing turbulence in the U.S. economy and the banking and financial markets, the U.S. government has recently enacted a series of laws, regulations, guidelines and programs.

Because of the recency and speed with which these and other regulatory measures have been enacted, the Company and Bank of the Ozarks are continuing to assess the impact of such regulatory measures on their business, financial condition, capital adequacy, results of operations and liquidity. Additionally, in the routine course of regulatory oversight, proposals to change the laws and regulations governing the operations and taxation of, and federal deposit insurance premiums paid by, banks and other financial institutions and companies that control financial institutions are frequently raised in the U.S. Congress, state legislatures and before bank regulatory authorities.

The likelihood of significant changes in laws and regulations in the future and the impact that such changes might have on the Company or Bank of the Ozarks are impossible to determine. Similarly, proposals to change the accounting, financial reporting and regulatory capital requirements applicable to banks and other depository institutions are frequently raised by the SEC, the federal banking agencies, the Internal Revenue Service and other authorities. Further, federal intervention in financial markets and the commensurate impact on financial institutions may adversely affect the Company’s or Bank of the Ozarks’ rights under contracts with such other institutions and the way in which the Company conducts business in certain markets. The likelihood and impact of any future changes in these accounting, financial reporting and regulatory capital requirements and the impact these changes might have on the Company or Bank of the Ozarks are also impossible to determine at this time.

There Can Be No Assurance that Enacted Legislation or Any Proposed Federal Programs Will Stabilize the U.S. Financial System and Such Legislation and Programs May Adversely Affect the Company.

Several federal acts, programs and guidelines have been either signed into law or promulgated by Congress, the U.S. Department of the Treasury or the FDIC in recent years and additional laws, regulations, programs and guidance are likely to continue to be enacted in the future. There can be no assurance, however, as to the actual impact that these acts, regulations, programs and guidelines or any other governmental program will have on the financial markets. The lack of stable financial markets or a worsening of current financial market conditions could materially and adversely affect the Company’s business, financial condition, results of operations, and access to credit or the trading price of its common stock.

The Earnings of Financial Services Companies are Significantly Affected by General Business and Economic Conditions.

The Company’s operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance and the strength of the U.S. economy and the local economies in which the Company operates, all of which are beyond its control. Deterioration in economic conditions could result in an increase in loan and lease delinquencies and non-performing assets, decreases in loan and lease collateral values and a decrease in demand for products and services, among other things, any of which could have an adverse impact on the Company’s financial condition, results of operations and liquidity.

Consumers May Decide Not to Use Local Banks to Complete their Financial Transactions.

Technology and other changes are allowing parties to complete, through alternative methods, financial transactions that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as local bank deposits in brokerage accounts, mutual funds with an Internet-only bank, or with virtually any bank in the country through on-line banking. Consumers can also complete transactions such as purchasing goods and services, paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower-cost deposits as a source of funds could have an adverse effect on the Company’s financial condition, results of operations and liquidity.

Risks Associated With the Company’s Common Stock

The Company’s Common Stock Price is Affected by a Variety of Factors, Many of Which are Outside its Control.

Stock price volatility may make it more difficult for investors to resell shares of the Company’s common stock at times and prices they find attractive. The Company’s common stock price can fluctuate significantly in response to a variety of factors, including, among other things:

•	actual or anticipated variations in quarterly results of operations;

•	recommendations or changes in recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to the Company;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	perceptions in the marketplace regarding the Company and/or its competitors;

•	new technology used, or services offered, by competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving the Company or its competitors; and

•	changes in governmental regulations.

General market fluctuations, industry factors and general economic and political conditions and events such as economic slowdowns, interest rate changes, credit loss trends and various other factors and events could adversely impact the price of the Company’s common stock.

The Company Cannot Guarantee That It Will Pay Dividends to Common Shareholders in the Future.

The Company’s principal business operations are conducted through Bank of the Ozarks. Cash available to pay dividends to the Company’s common shareholders is derived primarily, if not entirely, from dividends paid by Bank of the Ozarks. The ability of Bank of the Ozarks to pay dividends, as well as the Company’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Bank of the Ozarks and by certain legal and regulatory restrictions.

Further, any lenders making loans to the Company or Bank of the Ozarks may impose financial covenants that may be more restrictive than regulatory requirements with respect to the Company’s payment of dividends to common shareholders. Accordingly, there can be no assurance that the Company will continue to pay dividends to its common shareholders in the future.

Certain State and/or Federal Laws May Deter Potential Acquirors and May Depress the Company’s Stock Price.

Certain provisions of federal and state laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Under certain federal and state laws, a person, entity, or group must give notice to applicable regulatory authorities before acquiring a significant amount, as defined by such laws, of the outstanding voting stock of a bank holding company, including the Company’s common shares. Regulatory authorities review the potential acquisition to determine if it will result in a change of control. The applicable regulatory authorities will then act on the notice, taking into account the resources of the potential acquiror, the potential antitrust effects of the proposed acquisition and numerous other factors. As a result, these statutory provisions may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The Holders of the Company’s Subordinated Debentures Have Rights That are Senior to Those of the Company’s Common Shareholders.

At September 30, 2012 the Company had an aggregate of $64.95 million of floating rate subordinated debentures and related trust preferred securities outstanding. The Company guarantees payment of the principal and interest on the trust preferred securities, and the subordinated debentures are senior to shares of the Company’s common stock. As a result, the Company must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on its common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the subordinated debentures must be satisfied before any distributions can be made to the holders of common stock. The Company has the right to defer distributions on its subordinated debentures and the related trust preferred securities for up to five years, during which time no dividends may be paid to holders of its common stock.

The Company’s Directors and Executive Officers Own a Significant Portion of Company Common Stock.

The Company’s directors and executive officers, as a group, beneficially owned approximately 14% of its common stock as of September 30, 2012. As a result of their aggregate beneficial ownership, directors and executive officers have the ability, by voting their shares in concert, to significantly influence the outcome of matters submitted to the Company’s shareholders for approval, including the election of its directors.

The Company’s Common Stock Trading Volume May Not Provide Adequate Liquidity for Investors.

Although shares of the Company’s common stock are listed on the NASDAQ Stock Market, the average daily trading volume in the common stock is less than that of many larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given the daily average trading volume of the Company’s common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of the Company’s common stock.

The Company’s Common Stock is Not an Insured Deposit.

The Company’s common stock is not a bank deposit and, therefore, losses in its value are not insured by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company’s common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this report, and is subject to the same market forces and investment risks that affect the price of common stock in any other company, including the possible loss of some or all principal invested.

GENALA BANC, INC.

SPECIAL MEETING OF SHAREHOLDERS

Genala is mailing this proxy statement/prospectus to you, as a Genala shareholder, on or about                     , 2012. With this document, Genala is sending you a notice of the Genala special meeting of shareholders and a form of proxy that is solicited by the Genala board of directors. The special meeting will be held on                     , 2012 at 10:00 a.m., central time, at the main office of Genala located at 515 South Commerce Street, Geneva, Alabama 36340.

Matters to be Considered

The purpose of the special meeting of shareholders is to vote on a proposal to approve the merger agreement and the transactions it contemplates. You will also be asked to vote upon a proposal to adjourn the special meeting of shareholders to a later date, if necessary or appropriate, to solicit additional proxies to approve the merger agreement.

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of shareholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of Genala;

•	submitting a properly executed proxy bearing a later date before the special meeting of shareholders; or

•	voting in person at the special meeting of shareholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the merger agreement and “FOR” approval of any proposal by management to adjourn the special meeting to a later date, if necessary or appropriate, to solicit additional proxies. The board of directors is presently unaware of any other matter that may be presented for action at the special meeting of shareholders. If any other matter does properly come before the special meeting, the board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Genala. Genala will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of Genala may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on                     , 2012 has been fixed as the record date for determining the Genala shareholders entitled to receive notice of and to vote at the special meeting of shareholders. At that time, 24,852 shares of Genala common stock were outstanding, and were held by approximately 71 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Genala common stock entitled to vote is necessary to constitute a quorum at the special meeting of shareholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Genala common stock entitled to vote at the special meeting. Holders of Genala common stock on the record date are entitled to vote at the special meeting. Because the required vote is based on the number of outstanding shares, an abstention will have the same effect as a vote against the merger agreement. As of the record date, directors, officers and other affiliates of Genala beneficially owned 14,406 shares of Genala common stock entitled to vote at the special meeting of shareholders. This represents approximately 57.97% of the total votes entitled to be cast at the special meeting. Those directors, officers and other affiliates, collectively representing 14,406 shares of Genala common stock, have agreed, solely in their capacity as shareholders, to vote “FOR” adoption of the merger agreement.

Approval of any proposal to adjourn the special meeting, if necessary or appropriate, for the purpose of soliciting additional proxies, requires the affirmative vote of the holders of a majority of shares of Genala common stock that are voted, either in person or by proxy, at the special meeting.

Recommendation of the Board of Directors

The Genala board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors believes that the merger agreement is fair to Genala shareholders and is in the best interest of Genala and its shareholders and recommends that you vote “FOR” the approval of the merger agreement. See “Approval of Merger – Genala Reasons for the Merger; Recommendation of the Genala Board of Directors” on page     . The board of directors also recommends that you vote “FOR” approval of a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies to approve the merger agreement.

APPROVAL OF THE MERGER

The description of the merger and the merger agreement contained in this proxy statement/prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A.

General

The merger agreement provides for the merger of Genala with and into the Company. Immediately following the merger, The Citizens Bank will merge with and into Bank of the Ozarks, with Bank of the Ozarks being the surviving bank. If the shareholders of Genala approve the merger agreement at the special meeting, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are met or waived (to the extent permitted by law), we anticipate that the merger will be completed in the fourth quarter of 2012 or the first quarter of 2013, although delays could occur. As a result of the merger, holders of Genala common stock will be entitled to receive the cash consideration, the stock consideration, or a combination of the cash consideration and the stock consideration, plus cash in lieu of any fractional share interest, and such holders will no longer be owners of Genala common stock. As a result of the merger, certificates for Genala common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

The Parties

Bank of the Ozarks, Inc.

Bank of the Ozarks, Inc., an Arkansas corporation, is the bank holding company for Bank of the Ozarks, a wholly owned Arkansas-chartered commercial bank subsidiary, both headquartered in Little Rock, Arkansas. The principal business of the Company is conducted through Bank of the Ozarks, which operates full service bank branch offices in its market areas throughout Arkansas, Alabama, Florida, Georgia, North Carolina, South Carolina and Texas. Bank of the Ozarks provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans. The Company’s common stock trades on the NASDAQ Stock Market under the symbol “OZRK.” At September 30, 2012, the Company had unaudited consolidated total assets of approximately $3.82 billion, total deposits of approximately $2.89 billion and shareholders’ equity of approximately $478 million.

Genala Banc, Inc.

Genala Banc, Inc., an Alabama corporation, is the bank holding company for The Citizens Bank, a wholly owned Alabama-chartered commercial bank subsidiary, both headquartered in Geneva, Alabama. The Citizens Bank operates a single banking office in Geneva, Alabama. As of September 30, 2012, Genala had unaudited consolidated total assets of approximately $167 million, total deposits of approximately $137 million and shareholders’ equity of approximately $29 million.

Purchase Price; Merger Consideration

The aggregate purchase price for the merger, which we also refer to as the aggregate or total “merger consideration,” is $27,337,200. The merger agreement provides that each share of Genala common stock (other than treasury shares, shares owned by the Company or by any person who has perfected appraisal rights with respect to shares of Genala common stock) will be converted on the closing date of the merger into the right to receive the merger consideration. The merger consideration, for each share of Genala common stock, is:

•	cash in an amount equal to $1,100.00, plus or minus certain adjustments to the purchase price; or

•

a number of shares of Company common stock that is equal to (i) $1,100.00, plus or minus certain adjustments to the purchase price, divided by (ii) the average closing price of Company common stock for the ten consecutive trading days ending on the fifth business day preceding the closing date of the merger, plus cash in lieu of any fractional share.

Subject to the allocation procedures described below under “Allocation,” on page     , a holder of Genala common stock may elect to receive the stock consideration described above or the cash consideration described above, for each share of Genala common stock that such shareholder owns. Genala shareholders will not receive any fractional shares of Company common stock in connection with the merger. Instead, each shareholder who receives Company common stock in the merger will be paid cash in an amount equal to the fraction of a share of Company common stock otherwise issuable upon conversion, multiplied by the average closing price per share of Company common stock, determined as indicated above.

Purchase Price Adjustments

The purchase price may be adjusted upward if, prior to the closing of the merger, Genala sells certain of its bank-owned OREO properties for an after-tax gain and after giving effect to such sales, Genala’s closing consolidated net book value (as calculated in accordance with the merger agreement) exceeds $28,500,000. The purchase price may be adjusted downward if (i) the gain in a pre-closing date “mark-to-market” valuation of Genala’s securities portfolio classified as “held to maturity” is less than $2,950,000 and/or (ii) Genala’s closing consolidated net book value is less than $28,500,000.

Election and Election Procedures

If the merger agreement is approved, the exchange agent, Bank of the Ozarks Trust and Wealth Management Division, will cause an election form and letter of transmittal to be mailed or otherwise delivered to each holder of record of Genala common stock. The election form and letter of transmittal will allow each holder of record of Genala common stock to elect to receive Company common stock, cash, or a combination of Company common stock and cash.

In order to make a proper election, the holder must complete the election form and letter of transmittal and return it, along with such holder’s certificates of Genala common stock, to the exchange agent by the date indicated in the election form and letter of transmittal. Failure to properly complete or timely return the election form and letter of transmittal will result in the shares of such holder being deemed non-election shares, with the effect that the exchange agent will allocate the mix of Company common stock and cash constituting the merger consideration to such shareholder in accordance with the allocation procedures in the merger agreement, as summarized below under “Allocation.” Holders of record of shares of Genala common stock who hold such shares in a representative capacity (for example, as nominee or trustee) may submit multiple forms of election, provided that such nominee or representative certifies that each election form covers all of the shares of Genala common stock held for a particular beneficial owner by the nominee or representative.

The Company will have the discretion, which it may delegate in whole or in part to the exchange agent, to determine whether election forms have been properly completed, signed and submitted and to disregard immaterial defects in election forms. The good faith decision of the Company or the exchange agent in such matters will be conclusive and binding. Neither the Company nor the exchange agent will be under any obligation to notify any person of any defect in an election form.

Neither the Genala board of directors nor its financial advisor makes any recommendation as to whether shareholders should elect to receive the stock consideration or the cash consideration in the merger, or a combination of the two. Each Genala shareholder must make their own decision with respect to such election, bearing in mind the tax consequences of the election they choose.

All elections will be subject to the allocation and proration provisions of the merger agreement, which are described immediately below.

Allocation

Under the merger agreement, the total merger consideration to be paid by the Company must be approximately 51% in shares of Company common stock and approximately 49% in cash, which we refer to as the “51% – 49% requirement.” If, after the election forms are tallied, the aggregate elections made by Genala shareholders would result in an oversubscription or undersubscription for cash, then the exchange agent will allocate the amount of stock and cash to be issued in the merger as necessary and described below, to meet the 51% – 49% requirement. In the following description of the allocation procedures, when we refer to “stock election shares” we are referring to the shares of Genala common stock for which an election to receive Company common stock was properly made. When we refer to “cash election shares” we are referring to the shares of Genala common stock for which an election to receive cash was properly made. When we refer to “non-election shares” we are referring to the shares of Genala common stock for which a proper election form was not completed, other than those shares for which dissenters’ rights have been exercised. When we refer to dissenting shares, we are referring to those shares of Genala common stock for which dissenters’ rights have been properly exercised under Alabama law.

Proration if Cash Consideration Is Oversubscribed

In the event that the number of cash election shares plus the number of dissenting shares exceeds 49% of the outstanding shares of Genala common stock:

•	each stock election share and each non-election share will be converted into the right to receive Company common stock; and

•

each cash election share shall, on a pro rata basis with all other cash election shares, be converted into the right to receive an amount of cash and Company common stock that is necessary to meet the 51% – 49% requirement.

Proration if Cash Consideration Is Undersubscribed

In the event that the number of cash election shares plus the number of dissenting shares is less than 49% of the outstanding shares of Genala common stock, cash may be issued to Genala shareholders who make stock elections. The amount by which the number of cash election shares plus the number of dissenting shares is less than the number of cash election shares that is necessary to meet the 51% – 49% requirement is referred to as the “shortfall number.” The number of stock election shares and non-election shares that will be converted into the right to receive cash and/or Company common stock will be based in part on whether the shortfall number is less than, equal to or greater than the number of non-election shares.

Scenario 1: Number of Non-Election Shares Is Greater Than or Equal to Shortfall Number. In the event the number of non-election shares is greater than or equal to the shortfall number:

•	each cash election share will be converted into the right to receive cash;

•	each stock election share will be converted into the right to receive Company common stock; and

•

each non-election share shall, on a pro rata basis with all other non-election shares, be converted into the right to receive an amount of cash and Company common stock that is necessary to meet the 51% – 49% requirement.

Scenario 2: Number of Non-Election Shares Is Less Than Shortfall Number. In the event the number of non-election shares is less than the shortfall number:

•	each cash election share will be converted into the right to receive cash;

•	each non-election share will be converted into the right to receive cash; and

•

each stock election share shall, on a pro rata basis with all other stock election shares, be converted into the right to receive an amount of cash and Company common stock that is necessary to meet the 51% – 49% requirement.

Procedure for Exchanging Certificates

Prior to the effective date of the merger, the Company will deposit with the exchange agent cash representing the aggregate cash consideration, certificates representing the aggregate stock consideration, and the estimated amount of cash to be paid in lieu of fractional shares of Company common stock. The exchange agent will facilitate the payment of the merger consideration to the holders of certificates representing shares of Genala common stock.

On the effective date of the merger, each Genala shareholder will cease to have any rights as a shareholder of Genala, and his or her sole rights will be to receive, as applicable, cash consideration, stock consideration, and cash in lieu of any fractional shares into which his or her shares of Genala common stock have been converted pursuant to the merger agreement.

Shareholders are requested not to send in their Genala common stock certificates until they have received their election form and letter of transmittal and further written instructions from the exchange agent. After receipt of a properly completed election form and letter of transmittal accompanied by the appropriate Genala common stock certificates and following the effective date of the merger, the exchange agent will send as promptly as practicable to the former holders of Genala common stock the cash consideration, the stock consideration and cash payments for fractional shares.

After the effective time of the merger, each certificate formerly representing Genala common stock, until so surrendered and exchanged, will evidence only the right to receive the merger consideration, including, to the extent any such Genala common stock is allocated stock consideration in the merger, any dividend or other distribution with respect to Company common stock with a record date after the effective time of the merger.

If your Genala stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The exchange agent will send you instructions on how to provide evidence of ownership. You may be required to make an affidavit and post a bond in an amount sufficient to protect Genala, the Exchange Agent and the Company against subsequent claims related to your common stock.

Background of the Merger

Genala’s board of directors regularly discusses and reviews Genala’s business, strategic direction, performance and prospects in the context of developments in the financial services industry and the competitive landscape in the markets in which Genala operates in fulfillment of its duty to oversee and direct the management of Genala. Senior management and the board of directors also periodically discuss various potential strategic alternatives, such as the continuation of Genala as an independent institution and possible business combinations with similarly-sized or larger institutions that could complement and enhance the competitive strengths and strategic position of Genala.

In 2011, Genala engaged Sheshunoff to advise and assist it with the investigation and pursuit of various strategic alternatives and prospects which included business combinations with other financial institutions with similar market demographics, potential synergies, and a similar customer base to Genala.

In mid-2011, Sheshunoff solicited 16 banks fitting Genala’s desired strategic profile to measure the interest of such financial institutions in partnering with Genala. In response to these solicitations, seven institutions inquired further regarding their potential interest in a transaction, and requested additional financial and operating data information from Genala. Thereafter, one of these institutions (“Bank A”) expressed additional interest in Genala which resulted in further discussions between Genala and Bank A, during which Bank A conducted additional due diligence on Genala and its operations. Also during this time, Bank A and Genala engaged in preliminary discussions and negotiations regarding potential pricing and structural considerations. Ultimately Bank A and Genala mutually determined to end their discussions regarding a possible transaction.

In early 2012, management of Genala determined to renew its efforts in exploring interest in a possible sale of or business combination with Genala, and directed Sheshunoff again to solicit interest from prospective institutions. During that time, Sheshunoff contacted 17 additional institutions, as well as re-soliciting possible or renewed interest from a number of the institutions which had been contacted previously in 2011. Following these efforts, two institutions executed confidentiality agreements and received further information on Genala. After further consideration, one of the institutions withdrew from the process. The remaining institution (“Bank B”) provided a written indication of interest to Genala, which included an exclusivity period, during which the parties were to review and consider the proposal, including an assessment and analysis of certain tax, structural and regulatory matters. Both Genala and Bank B conducted certain initial due diligence and engaged in discussions and negotiations regarding changes to the terms and structure of the proposal. Ultimately, Genala and Bank B were not able to reach agreement on structural, pricing and other terms with respect to the possible transaction and terminated their discussions.

During mid-summer 2012, in response to the solicitation efforts of Sheshunoff, the Company communicated to Sheshunoff that the Company was interested in pursuing a possible transaction with Genala. Sheshunoff conveyed this information to Genala and thereafter, in mid-July 2012, Genala and the Company entered into a mutual confidentiality agreement in order to engage in further discussions and to exchange certain preliminary information regarding their respective organizations. Subsequently, the Company and Genala commenced certain preliminary due diligence activities, and engaged directly and through senior management and other representatives in further discussions, meetings and negotiations regarding a potential transaction.

Following this period, on or about July 31, 2012, Genala and the Company determined to enter into a non-binding letter of interest pursuant to which, and conditioned on various matters, including the completion of mutually satisfactory due diligence, Genala would be merged with and into the Company and Genala shareholders would receive aggregate consideration of $28,579,800 in the form of 100% Company common stock in exchange for their shares of Genala common stock, representing a per share price for Genala common stock of $1,150. Representatives of Genala and the Company continued discussions regarding a potential business combination and the benefits for each company that could result from such transaction. The parties conducted more extensive due diligence, engaged in more detailed analysis of the relative capital positions of the parties, reviewed the impacts and considerations of an all stock transaction versus a transaction involving a combination of stock and cash consideration, and assessed the overall anticipated timeline of the possible transaction.

As the discussions among senior management of the Company and Genala and their respective representatives continued in August and September, the Company proposed revisions to the transaction contemplated by the July 2012 letter of interest, including a reduction in the aggregate consideration to be paid by the Company to $27,337,200, representing a per share price for Genala common stock of $1,100, and that such consideration would be comprised of 51% Company common stock and 49% cash. Thereafter, the parties and their respective representatives engaged in extensive discussions and negotiations regarding the reduction in price and revisions to structure, as well as the terms of a definitive merger agreement, the exchange of various disclosure schedules and exhibits called for by the merger agreement, and determined to proceed with the negotiation and preparation of a definitive agreement based upon a revised pricing and structure of $1,100 per share to be comprised of 51% Company common stock and 49% cash.

During the first two weeks of September 2012, representatives of Genala and the Company reached a tentative agreement, subject to board approval, as to how the merger and merger consideration should be structured generally and authorized their respective counsel to negotiate the terms of a definitive merger agreement pursuant to which the Company would acquire all of the outstanding capital stock of Genala with each share of common stock of Genala being converted into the right to receive $1,100 in a combination of cash and shares of common stock of the Company.

On September 21, 2012, the Genala board of directors met to discuss the status of negotiations with the Company, including a detailed review of the most current version of the proposed merger agreement and, with the assistance of legal counsel, Bradley Arant Boult Cummings LLP, a discussion of matters for which negotiations were still pending. Sheshunoff presented a financial review and analysis of the proposed transaction to the board, and Genala management presented a report on the ongoing due diligence investigations. Management and legal counsel also reviewed with the board the shareholder and regulatory approvals that would be required to complete the proposed merger, including the required filings by the Company with the SEC, and the likely process and timetable of the merger. The board discussed the presentations by its advisors and management and reviewed the reports and draft merger agreement in detail. The board also reviewed with its representatives and management its views on various matters remaining to be negotiated. The board authorized and directed management to continue discussions with the Company and representatives of the Company regarding pending open issues in the negotiations and the draft merger agreement.

Between September 21, 2012 and October 3, 2012, representatives of Genala and the Company continued to discuss and revise the draft merger agreement to address and resolve the open business and legal issues in the transaction, including agreeing to certain possible adjustments to the purchase price, and clarifying and confirming the ability of Genala shareholders to elect a combination of stock and cash in the transaction, provided that the aggregate mix of consideration in the transaction was 51% stock and 49% cash. The parties also undertook during this period to deliver final disclosure schedules and exhibits called for by the merger agreement, including a form of voting agreement requested by the Company, pursuant to which each of the directors, executive officers and 5% shareholders of Genala would agree to vote their shares in favor of the proposed merger transaction.

On October 3, 2012, following conclusion of the negotiations between Genala and the Company, the Genala board of directors, with the assistance of legal counsel and management, conducted a detailed review of the definitive merger agreement, the voting agreements and related aspects of the transaction. The board also considered a further review of the transaction by Sheshunoff, which included an updated financial analysis and fairness opinion based on the terms of the definitive merger agreement. Sheshunoff presented to the board its opinion that, based on the terms of the definitive merger agreement, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sheshunoff, the consideration specified in the merger agreement is fair, from a financial point of view, to holders of Genala common stock. Genala’s legal counsel reviewed again in detail with the Genala board the terms and provisions of the merger agreement and advised the board regarding certain legal matters related to the proposed transaction, including the fiduciary obligations of Genala’s directors in connection with their consideration of the proposed merger agreement.

Following the review and discussion among the members of the Genala board of directors, including the consideration of the factors described under “Genala’s Reasons for the Merger; Recommendation of the Genala Board of Directors,” the Genala board of directors unanimously determined that the transactions contemplated by the merger agreement are fair to, and in the best interest of, Genala and its shareholders, and the board unanimously adopted resolutions to approve the merger and the merger agreement, authorize Genala to take other actions necessary to consummate the proposed transaction and, subject to the exercise of the board’s fiduciary duties and the terms and conditions of the merger agreement, recommend that the shareholders of Genala approve the merger agreement and merger.

Each of the directors, senior management and 5% shareholders of Genala executed voting agreements to vote their shares in favor of the merger and Genala and the Company executed and delivered the merger agreement on Thursday, October 4, 2012, and immediately thereafter issued a joint press release announcing the transaction.

Genala’s Reasons for the Merger; Recommendations of the Genala Board of Directors

The Genala board of directors, with the assistance of its financial and legal advisors, evaluated the financial, market and other considerations bearing on the decision to recommend the merger. The terms of the merger are a result of arm’s-length negotiations between the representatives of Genala and the Company. In reaching its conclusion that the merger is in the best interest of Genala and its shareholders, the Genala board of directors carefully considered the following material factors:

•

The Genala’s board of directors’ understanding of strategic options available to Genala and the assessment of those options by the board and certain members of executive management as to the prospects and estimated results of the execution of its business plan under various scenarios;

•

a comparison of the current and prospective economic, competitive and regulatory environment and associated compliance costs facing Genala as an independent entity and community banks in general, including the prospects of an independent Genala achieving growth in investment value equal to or in excess of that which the Company may achieve, and Genala as a component of the Company after the merger;

•

a review, with the assistance of its financial and legal advisors, of the financial and other terms of the merger agreement, including the relationship of the value of the merger consideration to the book value, tangible book value, earnings per share and core deposits of Genala, the structure of the merger and the mix of cash and Company common stock consideration;

•

The opinion rendered by Sheshunoff, as financial advisors to Genala, that, subject to assumptions and limitations set forth therein, the merger consideration was, as of the date of the opinion, fair to the Genala shareholders from a financial point of view;

•	the larger shareholder base and increased liquidity for Genala shareholders resulting from the merger, and the fact that the Company’s common stock is traded on the NASDAQ Stock Market;

•	The ability of Genala to contribute to the Company’s earnings after the merger, and the opportunities for cost savings and earnings improvements;

•	The ability of Genala shareholders to continue to participate in the future of the combined entity by receiving the Company’s common stock;

•

that the merger qualifies as a tax-free reorganization for Genala shareholders to the extent the shareholders receive the Company’s common stock, which will enable Genala shareholders to exercise some control over their own tax and financial planning, while receiving a portion of the merger consideration in cash to moderate the effects of market fluctuations in the price of the Company’s common stock;

•

certain financial and other information concerning the Company, including, among other things, information with respect to the business, operations, condition and prospects of the Company, as well as the market performance of its common stock, and its dividend payment history and capacity;

•	a comparison of the terms of the proposed merger with comparable transactions;

•	the effect of the merger on the depositors, customers and the communities served by Genala; and

•	the likelihood of the merger being approved by the appropriate regulatory authorities without undue conditions or delay.

The Genala board of directors believes that by becoming part of a larger organization with greater resources, Genala will also be able to better serve its customers and communities and provide a broader array of services that will be more competitive with other financial institutions in the southeastern Alabama area.

The foregoing information and factors considered by Genala’s board of directors are not exhaustive, but include all materials factors considered. In view of the wide variety of factors considered and discussed by

Genala’s board of directors in connection with its evaluation of the merger and the complexity of these factors, while each member of the Genala board of directors individually considered the foregoing and other factors, the Genala board did not assign any specific or relative weights to the factors that it considered in reaching its decision, and individual directors may have weighted the various factors differently. The board of directors discussed the foregoing factors and asked questions of Genala’s executive management and legal and financial advisors, and determined unanimously that the merger was in the best interests of Genala and its shareholders.

Genala’s board of directors unanimously recommends that Genala shareholders vote “FOR” the merger agreement.

Opinion of Genala’s Financial Advisor

Genala retained Sheshunoff to provide its opinion as to the fairness, from a financial viewpoint, of the merger consideration to the Genala shareholders. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Genala’s board of directors retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On October 4, 2012, Sheshunoff rendered its fairness opinion to Genala’s board of directors that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Genala. The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this proxy statement/prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to Genala’s board of directors and does not constitute a recommendation to any Genala shareholder as to how he or she should vote at the special meeting of Genala’s shareholders.

In connection with the fairness opinion, Sheshunoff:

1)	Reviewed the merger agreement;

2)	Discussed the terms of the merger agreement with the management of Genala and Genala’s legal counsel;

3)	Conducted conversations with management of Genala regarding recent and projected financial performance of Genala;

4)	Evaluated the financial condition of Genala based upon a review of regulatory reports and internally-prepared financial reports for the five-year period ended December 31, 2011 and the interim period through June 30, 2012;

5)	Reviewed the audited financial statements of Genala’s subsidiary bank, The Citizens Bank, for the years ended December 31, 2010 and December 31, 2011;

6)	Compared Genala’s recent operating results with those of certain other banks in the Southeast Region of the United States (as defined by SNL Financial, LC) and the United States that have recently been acquired;

7)	Compared the pricing multiples for Genala in the merger to recent acquisitions of banks in the Southeast Region of the United States (as defined by SNL Financial, LC) and the United States with similar characteristics to Genala;

8)	Reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of Genala and the Company;

9)	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Genala through the year 2016;

10)	Compared the Company’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

11)	Compared the historical stock price data and trading volume of the Company to certain relevant indices; and

12)	Performed such other analyses that Sheshunoff deemed appropriate.

In connection with its review, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by Genala for the purposes of the opinion. Sheshunoff assumed that any projections provided by Genala were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Genala’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that it believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Genala nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of Genala or the Company will not materially and adversely impact the future financial position or results of operations of the Company. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Genala and the Company are, in the aggregate, adequate to cover such losses. In addition, Sheshunoff has not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Genala or the Company nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of the Company in the preparation of its opinion.

Sheshunoff assumed that the latest draft of the merger agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Genala or the Company and may thereby have an adverse impact on the results of its analyses. Sheshunoff assumed that all required regulatory and third-party approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect Genala, the Company, the merger or the Company’s operations after completion of the merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion and the resulting conclusion, and Sheshunoff assumes no responsibility for advising any person of any change in any matter affecting the opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of Genala since the date of the last financial statement reviewed by it. Genala’s management has advised Sheshunoff that it knows of no additional information that would have a material effect on the opinion. The opinion does not address any legal, regulatory, tax or accounting matters, as to which Genala has informed Sheshunoff that they have received such advice as they deem necessary from qualified professionals.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Genala, the Company or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, regulatory and economic conditions and other matters, many of which are beyond the control of Genala or the Company. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Genala with respect to the value of Genala or the Company or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning Genala and the Company as of June 30, 2012.

Pursuant to the merger agreement, each outstanding share of Genala common stock shall be converted into the right to receive cash and shares of Company common stock for total consideration of approximately $27.3 million or $1,100.00 per Genala share. The number of shares of Company stock to be issued will vary depending on the average closing price of the Company’s stock for the ten consecutive trading days ending on the fifth business day prior to the closing date, at which time the number of shares of Company stock to be delivered to Genala shareholders becomes fixed. The merger consideration may be higher or lower as of the closing date based upon the terms of the merger agreement. Genala shareholders have the right to elect to receive cash or stock or a combination of cash and stock as set out in the merger agreement, provided that the total cash portion of the merger consideration equals 49% of the total merger consideration or approximately $13.4 million and the total stock portion of the merger consideration equals 51% of the total merger consideration or $13.9 million.

Genala Discounted Cash Flow Analysis. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Genala could produce on a stand-alone basis through December 31, 2016 under various circumstances, assuming that it performed in accordance with the projections provided by Genala’s management.

Sheshunoff estimated the terminal value for Genala at the end of December 31, 2016 by capitalizing the final period projected earnings using a discount rate that is the quotient of (1) the assumed annual long-term growth rate of the earnings of Genala of 3.0% plus 1%, or a total of 4%, and (2) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 11.0% to 13.0%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Genala and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $802.97 to $994.31 as shown in the table below compared to the estimated merger consideration of $1,100.00 per share.

	DISCOUNT RATE
	13.00%	12.00%	11.00%
Present Value (in thousands)	$19,955	$22,067	$24,711
Present Value (per share)	$802.97	$887.95	$994.31

	Current
Deal Value (in thousands)	$27,337
Deal Value (per share)	$1,100.00

Analysis of Selected Transactions: Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to the merger. Three sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks in the United States, for which pricing data were available, with assets less than $1 billion that were announced since January 1, 2011. These comparable transactions consisted of 137 mergers and acquisitions of banks with assets between $7.4 million and $984.6 million with a median size of $182.8 million that were announced between January 12, 2011 and August 30, 2012. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/ Book (x)	Price/Tg Book (x)	Price/8% TgBook (x)	Price/LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)
Maximum	2.08	2.08	2.02	69.1	27.9	44.6
Minimum	0.14	0.14	-0.21	2.9	0.5	0.6
Median	1.07	1.10	1.07	23.9	10.2	12.1
Genala	0.95	0.95	0.90	16.7	16.0	19.3

The median pricing multiples to book, tangible book, and 8% tangible book in the comparable transactions were higher than those in the merger due to Genala’s higher level of capital. The median price to last-twelve-months (LTM) earnings for the comparable transactions was higher due to Genala’s higher level of earnings. The median prices to assets and deposits for the comparable transactions were lower than the merger due in part to the higher level of capital at Genala.

The second set of comparable transactions consisted of a group of selected transactions for banks in the Southeast Region of the United States (as defined by SNL Financial, LC), for which pricing data were available, with assets less than $1 billion and a ratio of non-performing assets to total assets less than 4.0% that were announced since January 1, 2011. These comparable transactions consisted of 8 mergers and acquisitions of banks with assets between $51.9 million and $506.5 million with a median size of $169.2 million that were announced between September 8, 2011 and June 13, 2012. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/ Book (x)	Price/Tg Book (x)	Price/8% TgBook (x)	Price/LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)
Maximum	1.23	1.24	1.45	50.3	18.8	22.3
Minimum	0.74	0.81	0.76	18.8	4.8	6.4
Median	0.96	0.96	0.94	25.2	10.0	11.1
Genala	0.95	0.95	0.90	16.7	16.0	19.3

The median pricing multiples to book, tangible book, and 8% tangible book in the comparable transactions were similar to those in the merger. The median price to last-twelve-month (LTM) earnings multiple for the comparable transactions was higher than the merger due in part to the higher level of earnings at Genala. The median prices to assets and deposits for the comparable transactions were lower than the merger due in part to the higher level of capital at Genala.

The third set of comparable transactions consisted of a group of selected transactions for banks in the Southeast Region of the United States (as defined by SNL Financial, LC), for which pricing data were available, with assets less than $1 billion and a ratio of tangible equity to tangible assets greater than 9.0% that were announced since January 1, 2011. These comparable transactions consisted of 8 mergers and acquisitions of banks with assets between $127.9 million and $545.9 million with a median size of $318.2 million that were announced between September 21, 2011 and August 2, 2012. The analysis yielded multiples of the purchase prices in these transactions as shown below:

	Price/ Book (x)	Price/Tg Book (x)	Price/8% TgBook (x)	Price/LTM Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)
Maximum	1.41	1.41	1.46	69.1	14.2	16.5
Minimum	0.60	0.60	0.51	14.0	5.9	7.4
Median	0.75	0.78	0.72	23.0	8.1	10.3
Genala	0.95	0.95	0.90	16.7	16.0	19.3

The median pricing multiples to book, tangible book, and 8% tangible book in the comparable transactions were lower than those in the merger due partially to weaker asset quality and earnings. The median price to last-twelve-month (LTM) earnings multiple for the comparable transactions was higher than the merger due in part to the higher level of earnings at Genala. The median prices to assets and deposits for the comparable transactions were lower than the merger due in part to the higher level of capital at Genala.

Contribution Analysis: Sheshunoff reviewed the relative contributions of Genala and the Company to the combined company based on regulatory data as of June 30, 2012 for Genala and the Company. Sheshunoff compared the pro forma ownership interests of Genala and the Company of 1.2% and 98.8%, respectively, to: (1) total assets of 4.3% and 95.7%, respectively; (2) total loans of 1.7% and 98.3%, respectively; (3) total deposits of 4.8% and 95.2%, respectively; (4) total tangible equity of 6.0% and 94.0%, respectively; (5) net-interest income of 3.0% and 97.0%, respectively; (6) non-interest income of 1.1% and 98.9%, respectively; (7) non-interest expenses of 2.2% and 97.8% respectively; and (8) June 30, 2012 LTM earnings of 2.2% and 97.8% respectively. The contribution analysis shows that the ownership of Genala shareholders in the combined company is less than the contribution of assets, loans, deposits, net interest income, non-interest expenses, earnings and tangible equity due primarily to 49% of the merger consideration being in the form of cash. The contributions are shown in the table following (in thousands).

	Assets	%	Loans	%	Deposits	%
Genala Banc, Inc.	$170,422	4.3%	$45,720	1.7%	$141,680	4.8%
Bank of the Ozarks, Inc.	$3,764,860	95.7%	$2,674,545	98.3%	$2,808,986	95.2%

Combined Company	$3,935,282	100.0%	$2,720,265	100.0%	$2,950,666	100.0%

	Net Interest Income	%	Non-Interest Income	%	Non-Interest Expenses	%
Genala Banc, Inc.	$5,722	3.0%	$622	1.1%	$2,622	2.2%
Bank of the Ozarks, Inc.	$185,211	97.0%	$57,570	98.9%	$115,019	97.8%

Combined Company	$190,933	100.0%	$58,192	100.0%	$117,641	100.0%

	Earnings	%	Shares*	%	Tg. Equity	%
Genala Banc, Inc.	$1,637	2.2%	402,598	1.2%	$28,645	6.0%
Bank of the Ozarks, Inc.	$73,569	97.8%	34,594,080	98.8%	$451,819	94.0%

Combined Company	$75,206	100.0%	34,996,678	100.0%	$480,464	100.0%

*	Share percentage is lower due to cash consideration (also assumes 51%/49% stock/cash consideration).

Pro Forma Financial Impact: Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share, book value per share and dividends per share for the twelve month period ending December 31, 2013 based on the projections provided by Genala’s management for Genala on a stand-alone basis assuming modest pre-tax cost savings of $400 thousand recognized during calendar year 2013. The analysis indicated pro forma consolidated earnings per share dilution (on a cash basis) of $7.25 per share or 8.3% assuming merger consideration of 100% stock compared to estimated earnings per share for Genala on a stand-alone basis. The analysis further indicated pro forma consolidated book value per share dilution of $449.28 per share or 36.0% including the cash consideration received by Genala shareholders compared to Genala’s book value on a stand-alone basis. The analysis also indicated pro forma consolidated dividend per share dilution of $10.24 per share or 38.3% assuming merger consideration of 100% stock compared to Genala’s dividends per share on a stand-alone basis.

Comparable Company Analysis: Sheshunoff compared the operating and market results of Company to the results of other publicly traded banking companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: total asset size and core return on average assets (ROAA). The Company was compared to banks with total assets between $2 billion and $5 billion that had a core ROAA greater than 1.0%. The data for the following table was based on GAAP financial information provided by SNL Financial, LC, and are as of June 30, 2012. Some of the ratios presented are proprietary to SNL Financial, LC and may not strictly conform to the common industry determination.

	Company	Peer Group Median
Net Interest Margin	5.95	3.94
Efficiency Ratio	45.24	55.87
Return on Average Assets	1.91	1.27
Return on Average Equity	17.25	11.84
Tangible Equity to Tangible Asset Ratio	12.04	10.03
Total Risk-Based Capital Ratio	19.36	16.13
Ratio of Non-performing Assets to Total Assets	0.79	2.02
Ratio of Loan Loss Reserves to Loans	1.44	1.91

The Company’s performance as measured by its return on average assets, return on average equity and efficiency ratio was considerably better than that of its peers. The Company’s asset quality, as measured by its ratio of non-performing assets to total assets was much better than the peer group median. Its ratio of loan loss reserves to loans was lower than the median peer group. The Company’s capital level was generally higher than its peers with both the tangible equity to asset ratio and total risk-based capital ratio being above that of its peers.

Sheshunoff compared the Company’s trading results to its peers. The results are contained in the following table. The data for the following table were based on publicly available GAAP financial information and market data provided by SNL Financial, LC, and are as June 30, 2012.

	Company	Peer Group Median
Market Price as a Multiple of Stated Book Value (times)	2.26	1.27
Market Price as a Multiple of Stated Tangible Book Value (times)	2.32	1.38
Price as a Multiple of LTM Earnings (times)	14.1	11.8
Market Price as a Percent of Assets	27.7	13.7
Dividend Yield (percent)	1.60	2.60
Dividend Payout Ratio (percent of earnings)	20.0	29.4

The Company’s price-to-book multiples as measured by its market price as a multiple of stated book value and its market price to stated tangible book value were considerably higher than the comparable peer group medians. The Company’s price-to-earnings multiple as shown in the price as a multiple of last-twelve-months

(LTM) earnings through June 30, 2012 was higher than its peers. The Company’s market price to assets ratios was considerably higher than that for its peers. The Company’s dividend yield and dividend payout ratio were lower than its peers.

Sheshunoff compared selected stock market results of the Company to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including (1) the KBW Bank index for all publicly traded banks in the United States for the last one-year and three-year periods and (2) the SNL Southeast U.S Bank index for the last year. The Company’s common stock price outperformed the KBW Bank index for both periods. For September 2011, the Company’s stock price generally performed at the same level as the SNL Southeast U.S Bank index. Since October 2011, Company’s stock has outperformed the SNL Southeast U.S. Bank index.

No company or transaction used in the comparable company and comparable transaction analysis is identical to Genala, the Company or the Company as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Genala and the Company and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with Genala, Sheshunoff will receive a transaction fee of 1.25% of the total consideration contingent upon the closing of the merger. In addition, Genala agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. Genala also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability. Under the engagement letter with Genala, Sheshunoff will receive a fee of $30,000, plus expenses, for rendering the fairness opinion, which is not contingent upon the closing of the transaction, but will be credited to the transaction fee at closing.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any Genala shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Genala.

Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by the Company pursuant to the merger is fair to Genala shareholders, from a financial point of view.

Employee Matters

Each individual who is an employee of Genala or The Citizens Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of the Company or Bank of the Ozarks.

All Genala and The Citizens Bank employees who become employees of the Company or Bank of the Ozarks at the effective time will be entitled to participate in the Company’s benefit plans to the same extent as similarly situated Company employees and will be given credit for their service at Genala or The Citizens Bank. The Company will also use commercially reasonable efforts to cause each such Company benefit plan to waive any waiting periods, evidence of insurability requirements, and the application of any pre-existing conditions limitations. Any employee of Genala or The Citizens Bank who is terminated within 120 days after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment equal to one (1) week of base weekly pay for each year of completed employment service with Genala or The Citizens Bank, with a maximum severance payment equal to twelve (12) weeks of base pay. No former employee of Genala will receive a change of control or severance payment from the Company if he or she received a change of control payment from Genala or The Citizens Bank.

Interests of Certain Executive Officers and Directors in the Merger

Certain directors and executive officers of Genala have interests in the merger as individuals in addition to, or different from, their interests as shareholders of Genala, including, but not limited to continuation of indemnification and insurance coverage (for officers and directors) provided by the Company for a limited time after the merger. The Genala board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Indemnification.

Pursuant to the merger agreement, for a period of six years after the effective time of the merger, all rights to indemnification currently existing in favor of any officer or director of Genala or The Citizens Bank with respect to matters occurring on or prior to the effective date of the merger will continue in effect and will be enforceable against the Company. The Company and Genala agreed that from and after the effective time of the merger, the Company will, for a period of six years, indemnify, defend and hold harmless each present and former officer and director of Genala and The Citizens Bank to the fullest extent currently provided under the articles of incorporation and/or bylaws of Genala and The Citizens Bank if such claim pertains to any matter arising, existing or occurring at or before the effective time of the merger, regardless of whether such claim is asserted or claimed before, or after, the effective time of the merger.

Officers and Directors Liability Insurance.

The Company and Genala have agreed that for a period of six years after the effective time of the merger the Company will use its reasonable best efforts to maintain an officers’ and directors’ liability insurance policy for present and former officers and directors of Genala or The Citizens Bank, providing substantially similar coverage to that offered under Genala’s existing officers’ and directors’ liability insurance policy.

Management and Operations After the Merger

Upon closing of the merger between Genala and the Company, the separate existence of Genala will cease. The directors and officers of the Company immediately prior to the merger will continue as directors and officers of the Company after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of the Company will be the articles of incorporation and bylaws of the combined entity which will retain the name of Bank of the Ozarks, Inc. The Company, as the resulting entity, will continue to operate under its policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Genala will immediately become the property of the Company.

Effective Date of the Merger

The parties expect that the merger will be effective in the fourth quarter of 2012 or the first quarter of 2013, or as soon as possible after the receipt of all regulatory and shareholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the merger agreement and articles of merger with the Arkansas Secretary of State and the Alabama Secretary of State. If the merger is not consummated by February 28, 2013, and no consent to extend the date of consummation of the merger beyond such date has been granted by the party seeking to terminate, the merger agreement may be terminated by either Genala or the Company.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Genala before the effective time of the merger. In general, the merger agreement obligates Genala to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Genala has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of the Company, it will not, among other things:

•	issue, sell, pledge, or otherwise dispose of any shares of its capital stock, any substantial part of its assets or earning power, or any asset other than in the ordinary course of business;

•	declare or pay any dividends or make other distributions in respect of its capital stock, unless such dividend was declared prior to June 30, 2012;

•	amend any existing employment, severance or similar contract, or enter into any new such contract except as contemplated by the merger agreement;

•	grant any increase in compensation or benefits to its officers or other employees or pay any bonus except as contemplated by the merger agreement;

•	hire any new employee with an annual salary in excess of $30,000 or promote any employee, except to satisfy contractual obligations existing on the date of the merger agreement;

•

adopt any new employee benefit plan or make any material change to any existing employee benefit plan, except as contemplated by the merger agreement (which requires the termination of The Citizens Bank of Geneva, Inc. Defined Benefit Pension Plan) other than any such change that is required by law or that is made to satisfy contractual obligations;

•	enter into transactions with officers, directors or affiliates of Genala other than compensation or business expense reimbursement in the ordinary course of business;

•

acquire all or any portion of the assets, business, deposits or properties of any other entity, other than in connection with, among other things, good faith foreclosures in the ordinary course of business;

•	other than in the ordinary course of its business, make any capital expenditures in amounts exceeding $10,000 in the aggregate;

•	amend its articles of incorporation or bylaws;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or generally accepted accounting principles in the U.S. (“GAAP”);

•	enter into, amend, modify or terminate any material contract, lease or insurance policy;

•

settle any action, suit, claim or proceeding that involves payment by Genala in excess of $10,000 individually, or $25,000 in the aggregate or that would impose any material restriction on the business of Genala or The Citizens Bank;

•	incur any additional material debt obligation or other material obligation for borrowed money, except in the ordinary course of its business consistent with past practices;

•	repurchase or acquire any shares of its capital stock;

•

make, renew, renegotiate, increase, extend or modify any unsecured loan, any loan secured by other than a first lien, any loan in excess of regulatory loan-to-value ratios, or any secured loan over $50,000;

•

acquire, sell or otherwise dispose of any investment securities, other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith;

•	make any changes to deposit pricing; or

•	make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information and each party’s agreement to use its commercially reasonable efforts to obtain all required consents.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by the Company and Genala regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the regulatory approvals required to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities;

•	the absence of adverse material litigation;

•	accuracy of information in the Company’s reports and financial statements filed with the SEC;

•	the existence, performance and legal effect of certain contracts and insurance policies;

•	the filing of tax returns, payment of taxes and other tax matters by each party;

•	labor and employee benefit matters;

•	compliance with applicable environmental laws by each party; and

•	the status of tangible property, intellectual property, certain loans and non-performing and classified assets of Genala and The Citizens Bank.

Conditions to the Merger

The respective obligations of the Company and Genala to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the appropriate officers of Genala and the Company;

•	approval of the merger agreement by the shareholders of Genala;

•

the receipt of all required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition that would prohibit or materially limit the ownership or operation of the business of Genala and The Citizens Bank by the Company or Bank of the Ozarks or would compel the Company or Bank of the Ozarks to dispose of any material portion of the business or assets of Genala, The Citizens Bank, the Company or Bank of the Ozarks;

•	the absence of any injunction, order, judgment or decree restraining or prohibiting completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of the Company of which this proxy statement/prospectus is a part must have become effective under the Securities Act;

•	neither Genala nor the Company shall have suffered a material adverse effect;

•	the issuance of a tax opinion to the Company to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	the number of shares of Genala common stock outstanding as of the effective date of the merger shall not exceed 24,852; and

•	a plan of bank merger pursuant to which The Citizens Bank will be merged with and into Bank of the Ozarks shall have been executed and delivered.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Shareholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General

Genala and the Company have agreed to use commercially reasonable efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Federal Deposit Insurance Corporation (“FDIC”), the Alabama State Banking Department, and the Arkansas State Bank Department. Applications seeking such respective approvals have been filed by the Company, Bank of the Ozarks, Genala and The Citizens Bank with the requisite banking regulatory agencies. Such approvals also require the observance by the parties of certain waiting periods following the agencies’ approvals before the merger may be consummated. The Company cannot assure that all requisite banking agency approvals will be obtained, nor can the Company assure that there will not be any litigation challenging the approvals. The Company also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

The Company is not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. The Company presently contemplates that it will seek any additional governmental approvals or actions that may be required; however, it cannot assure that it will obtain any such additional approvals or actions.

Federal Reserve Board

The mergers are subject to the prior approval of or waiver from the Federal Reserve Board, which may not approve a merger if:

•

such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•

the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days. The Company filed its application for approval of the merger with Genala with the Federal Reserve Board on October 24, 2012.

FDIC

The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank. As a state non-member bank, the Company’s subsidiary, Bank of the Ozarks, filed its application for approval of the merger with The Citizens Bank with the FDIC on October 24, 2012.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in: a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches.

Arkansas State Bank Department

The merger is subject to approval of the Bank Commissioner and the State Banking Board and after a public hearing following notice as prescribed by the Arkansas Banking Code. In the event an out-of-state bank is involved in the merger, the merger must comply with the requirements of the state laws applicable to the out-of-state bank. The Company filed its application regarding the merger with the Arkansas State Bank Department on October 22, 2012.

The Bank Commissioner shall approve the application if at the hearing both the Bank Commissioner and the State Banking Board find that:

•	the proposed merger provides adequate capital structure;

•	the terms of the merger agreement are fair;

•	the merger is not contrary to the public interest;

•	the proposed merger adequately provides for dissenters’ rights; and

•	the requirements of all applicable state and federal laws have been complied with.

Alabama State Banking Department

Under Alabama state law, the merger of The Citizens Bank with and into Bank of the Ozarks must be approved by the Alabama State Banking Department. Additionally, the Company must provide the Alabama

State Banking Department with notice of the proposed interstate merger of Genala with and into the Company, as well as copies of the applications filed with the Federal Reserve Board, the FDIC and the Arkansas State Bank Department.

Agreement Not to Solicit Other Offers

Until the merger is completed or the merger agreement is terminated, Genala has agreed that it, its subsidiaries, its officers and its directors will not, subject to its fiduciary obligations:

•	initiate, solicit, or encourage any inquiries or the making of any acquisition proposal; or

•	enter into or continue any discussions or negotiations regarding any acquisition proposals.

Genala may, however, furnish information regarding Genala to, or enter into and engage in discussions with, any person or entity in response to an unsolicited bona fide acquisition proposal by the person or entity, if the board of directors of Genala reasonably determines, after consultation with its outside legal counsel, that the action is required for the directors of Genala to comply with their fiduciary obligations under applicable law.

If the board of directors of Genala determines that such acquisition proposal is a superior proposal, before it may withdraw or adversely modify its approval or recommendation of the merger and recommend the superior proposal, Genala must notify the Company of such superior proposal, the material terms and conditions of the superior proposal, and any proposed transaction documents and financing commitments related to the superior proposal. A superior proposal is an unsolicited, bona fide, acquisition proposal that the board of directors of Genala determines, after consultation with its outside financial advisor and outside legal counsel, is more favorable to the shareholders of Genala from a financial point of view than the Company merger (after giving effect to any termination fee that would be required in order to accept the superior proposal) from an entity that the board of directors of Genala reasonably determines is capable (from a financial, regulatory and other appropriate perspective) of consummating the proposal on the terms proposed. The Company has a right of first refusal for three (3) business days after receipt from Genala of a notice that it has received a superior proposal to adjust the terms of the merger agreement in order to allow the board of directors of Genala to proceed with the merger agreement without breaching its fiduciary duty.

Termination; Amendment

The merger agreement may be terminated prior to the closing, before or after approval by Genala shareholders, for various reasons, including the following:

•	by mutual consent of the boards of directors of the Company and Genala;

•	by either party if any required regulatory approvals for consummation of the merger is not obtained;

•	by either party if Genala shareholders do not approve the merger agreement and merger;

•

by a party who is not in material breach of the agreement if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach cannot be or has not been cured within thirty (30) days after notice from the terminating party;

•	by either party if the merger has not occurred on or before February 28, 2013;

•

by the Company, if the board of directors of Genala (1) materially breaches its non-solicitation obligations provided in the merger agreement, (2) fails to recommend, or withdraws its previous recommendation of, the merger and the merger agreement, (3) recommends, proposes or publicly announces its intention to recommend or propose to engage in a transaction resulting from a superior proposal, or (4) fails to convene the special meeting; or

•

by either party if the average closing price of the Company common stock for the ten (10) consecutive trading days ending the fifth (5th) business day prior to the closing date is less than $27.00 per share.

The merger agreement may also be amended or modified at any time, before or after its approval by the shareholders of Genala, by mutual agreement, except that no amendment shall be made after the special meeting and without Genala shareholder approval if such amendment, by law, would require further approval by the shareholders of Genala.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that certain specified provisions of the agreement will survive and:

•

if the agreement is terminated because of material breach of a representation, warranty, covenant or agreement, the breaching party will not be relieved of liability for any breach giving rise to the termination, and in the case of a breach by Genala, may be liable for the termination fee or liquidated damages described below; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement.

If the merger agreement is terminated by the Company because the board of directors of Genala (1) materially breaches its non-solicitation obligations provided in the merger agreement, (2) fails to recommend, or withdraws its previous recommendation of, the merger and the merger agreement, (3) recommends, proposes or publicly announces its intention to recommend or propose to engage in a transaction resulting from a superior proposal, or (4) fails to convene the special meeting, then Genala will pay to the Company a termination fee equal to the greater of 5% of the purchase price or the adjusted purchase price to be paid within two (2) business days after Genala’s receipt of the Company’s termination notice. If the merger agreement is terminated by the Company following Genala’s uncured material breach of any of its representations, warranties, covenants or agreements in the merger agreement (other than those described immediately above), then Genala will pay to the Company liquidated damages of $250,000, to be paid within two (2) business days after Genala’s receipt of the Company’s termination notice.

Fees and Expenses

The Company and Genala will each pay its own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above.

Material United States Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to holders of Genala common stock. The following summary is based upon the Internal Revenue Code (the “Code”), its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this Proxy Statement/Prospectus.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. It is a condition to the parties’ respective obligations to complete the merger that the Company receive an opinion from Kutak Rock LLP, dated the closing date of the merger, to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. This condition is waivable, and the Company and Genala will undertake to recirculate and resolicit if the condition is waived by either party and the change in tax consequences is material. This opinion is and will be based on representation letters provided by the Company and Genala and on customary factual assumptions. The opinion described above will not be binding on the IRS or any court. The Company and Genala have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Genala common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of the Company or Genala. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by the Company or Genala as a result of the merger;

•

except as discussed below with respect to cash received instead of a fractional share of Company common stock, under “– Receipt of Cash Consideration Only and Cash Received In Lieu of a Fractional Share of Company Common Stock,” no gain or loss will be recognized by holders of Genala common stock who exchange all of their Genala common stock solely for Company common stock pursuant to the merger;

•

gain (but not loss) will be recognized by holders of Genala common stock who receive shares of Company common stock and cash in exchange for shares of Genala common stock pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Company common stock and cash received by a U.S. holder of Genala common stock exceeds such holder’s basis in its Genala common stock and (2) the amount of cash received by such holder of Genala common stock. (The tax treatment of holders who receive the entirety of their consideration in cash is discussed below under “– Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Company Common Stock”);

•

the aggregate basis of the Company common stock received by a holder of Genala common stock in the merger (including fractional shares of Company common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Genala common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share in Company common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share in Company common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “– Potential Recharacterization of Gain as a Dividend”); and

•

the holding period of Company common stock received in exchange for shares of Genala common stock (including fractional shares of Company common stock deemed received and redeemed as described below) will include the holding period of the Genala common stock for which it is exchanged.

If a holder of Genala common stock acquired different blocks of Genala common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Genala common stock, and the cash and shares of Company common stock received will be allocated pro rata to each such block of stock. Holders of Genala common stock should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Company common stock received in the merger.

At the time a holder makes a cash or stock election pursuant to the terms of the merger agreement, such holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such holder will receive. As a result, the U.S. federal income tax consequences to such holder will not be ascertainable with certainty until such holder knows the precise amount of cash and Company common shares that such holder will receive in the merger.

Taxation of Capital Gain

Except as described under “– Potential Recharacterization of Gain as a Dividend” below, gain that holders of Genala common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Genala common stock for more than one year as of the date of the merger. For holders of Genala common stock that are noncorporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The maximum U.S. federal income tax rate in effect for long-term capital gains recognized during 2012 is 15%. This rate is scheduled to expire on December 31, 2012 and is scheduled to increase to 20% in 2013 unless legislation changing the rate is enacted.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular holder of Genala common stock recognizes could be treated as dividend income rather than capital gain if (1) such holder is a significant shareholder of the Company or (2) such holder’s percentage ownership, taking into account constructive ownership rules, in the Company after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Company common stock rather than a combination of cash and shares of Company common stock in the merger. This could happen, for example, because of ownership of additional shares of Company common stock by such holder, ownership of shares of Company common stock by a person related to such holder or a share repurchase by the Company from other holders of Company common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Genala common stock, including the application of certain constructive ownership rules, holders of Genala common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Company Common Stock

A holder of Genala common stock who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Genala common stock. In addition, a holder of Genala common stock who receives cash in lieu of a fractional share of Company common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by the Company. As a result, such holder of Genala common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments of cash to a holder of Genala common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its correct taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability.

A holder of Genala common stock who receives Company common stock as a result of the merger will be required to retain records pertaining to the merger. Each holder of Genala common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Company common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the Genala common stock surrendered and the fair market value of the Company common stock and cash received in the merger. A “significant holder” is a holder of Genala common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Genala or securities of Genala with a basis for federal income taxes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

The foregoing summary of material federal U.S. income tax consequences of the merger is not intended or written to be used, and cannot be used, by any shareholder of Genala, any shareholder of the Company or any other person for the purpose of avoiding penalties that may be imposed by the IRS.

Resale of Bank of the Ozarks, Inc. Common Stock

The shares of Company common stock to be issued to shareholders of Genala under the merger agreement will be freely tradable by such shareholders without restriction, except that if any Genala shareholders are deemed to be affiliates of the Company they must abide by certain transfer restrictions under the Securities Act.

Bank Merger

The Company expects to merge The Citizens Bank with and into Bank of the Ozarks promptly following the merger of Genala with and into the Company.

Accounting Treatment

The Company will account for the merger using the purchase method of accounting. Under this accounting method, the Company would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Genala over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Based on an assumed purchase price of $27,337,200 and utilizing information as of September 30, 2012, estimated goodwill and other intangibles would total approximately $0.7 million. The Company’s reported income would include the operations of Genala after the merger. Financial statements of the Company after completion of the merger would reflect the impact of the acquisition of Genala. Financial statements of the Company issued before completion of the merger would not be restated retroactively to reflect Genala historical financial position or results of operation.

Dissenters’ Appraisal Rights

If the merger is consummated, holders of record of Genala common stock who follow the procedures specified by Article 13 of the ABCL will be entitled to determination and payment in cash of the “fair value” of their stock (as determined immediately before the effective time of the merger), excluding any appreciation or depreciation resulting from the anticipation of the merger, unless such exclusion would be inequitable, but including interest from the effective date of the merger until the date of payment. Genala shareholders who elect to follow these procedures are referred to as dissenting shareholders.

A vote in favor of the merger agreement by a holder of Genala common stock will result in a waiver of the shareholder’s right to demand payment for his or her shares.

The following summary of the provisions of Article 13 of the ABCL is not intended to be a complete statement of such provisions, the full text of which is attached as Appendix C to this proxy statement/prospectus, and is qualified in its entirety by reference thereto.

A holder of Genala common stock electing to exercise dissenters’ rights (1) must deliver to Genala at 515 South Commerce Street, Geneva, Alabama, Attention: Roy G. Dowdy, Jr., before the vote at the Genala special meeting, written notice of his or her intent to demand payment for his or her shares if the merger is effectuated, and (2) must not vote in favor of the merger agreement. The requirement of written notice is in addition to and separate from the requirement that such shares not be voted in favor of the merger agreement, and the requirement of written notice is not satisfied by voting against the merger agreement either in person or by proxy. The requirement that shares not be voted in favor of the merger agreement will be satisfied if no proxy is returned and the shares are not voted in person. Because a properly executed and delivered proxy which is left blank will, unless revoked, be voted “FOR” approval of the merger agreement, in order to be assured that his, her or its shares are not voted in favor of the merger agreement, the dissenting shareholders who vote by proxy must not leave the proxy blank but must (1) vote “AGAINST” the approval of the merger agreement or (2) affirmatively “ABSTAIN” from voting. Neither a vote against approval of the merger agreement nor an abstention will satisfy the requirement that a written notice of intent to demand payment be delivered to Genala before the vote on the merger agreement.

A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies Genala in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. A beneficial shareholder of Genala common stock may assert dissenters’ rights as to shares held on his or her behalf only if he or she submits to Genala the record shareholder’s written consent to the dissent prior to or contemporaneously with such assertion and he or she does so with respect to all shares of which he, she or it is the beneficial shareholder or over which he, she or it has the power to vote. Where no number of shares is expressly mentioned, the notice of intent to demand payment will be presumed to cover all shares held in the name of the record holder.

No later than 10 days after the merger, the Company, as surviving corporation of the merger, will send a written dissenters’ notice to each dissenting shareholder who did not vote in favor of the merger and who duly filed a written notice of intent to demand payment in accordance with the foregoing. The dissenters’ notice will specify, among other things, the deadline by which time the Company must receive a payment demand from such dissenting shareholders and will include a form for demanding payment. The deadline will be no fewer than 30 days and no more than 60 days after the date the dissenters’ notice is delivered. It is the obligation of any dissenting shareholder to initiate all necessary action to perfect his or her dissenters’ rights within the time periods prescribed in Article 13 of the ABCL and the dissenters’ notice. If no payment demand is timely received from a dissenting shareholder, all dissenters’ rights of said dissenting shareholder will be lost, notwithstanding any previously submitted written notice of intent to demand payment. Each dissenting shareholder who demands payment retains all other rights of a shareholder unless and until those rights are cancelled or modified by the merger. A dissenting shareholder who demands payment in accordance with the foregoing may not thereafter withdraw that demand and accept the terms offered under the merger agreement unless the Company consents thereto.

Within 20 days of a formal payment demand, a dissenting shareholder who has made a demand must submit his or her share certificate or certificates to the Company so that a notation to that effect may be placed on such certificate or certificates and the shares may be returned to the dissenting shareholder with the notation thereon. A shareholder’s failure to submit shares for notation will, at the Company’s option, terminate the holder’s rights as a dissenter, unless a court of competent jurisdiction determines otherwise.

Promptly after the merger, or upon receipt of a payment demand, the Company shall offer to pay each dissenting shareholder who complied with Article 13 of the ABCL the amount the Company estimates to be the fair value of such dissenting shareholder’s shares plus accrued interest. Each dissenting shareholder who agrees to accept the offer of payment in full satisfaction of his or her demand must surrender to the Company the certificate or certificates representing his or her shares in accordance with the terms of the dissenters’ notice. Upon receiving the certificate or certificates, the Company will pay each dissenting shareholder the fair value of his or her shares, plus accrued interest. Upon receiving payment, each dissenting shareholder ceases to have any interest in the shares.

Each dissenting shareholder who has made a payment demand may notify the Company in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, or reject the offer made to such shareholder and demand payment of the fair value of his or her shares and interest due, if: (1) the dissenting shareholder believes that the amount offered is less than the fair value of the shares or that the interest due is incorrectly calculated; (2) the Company fails to make an offer as required by Article 13 of the ABCL within 60 days after the date set for demanding payment; or (3) Genala, having failed to consummate the merger, does not release the transfer restrictions imposed on the shares within 60 days after the date set for demanding payment; provided, however, that a dissenting shareholder waives the right to demand payment different from that offered unless he or she notifies the Company of his or her demand in writing within 30 days after the Company offered payment for the shares.

If a demand for payment remains unsettled, the Company will commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the proceeding is not commenced within the 60-day period, each dissenting shareholder whose demand remains unsettled shall be entitled to receive the amount demanded. Such a proceeding will be filed in the Circuit Court of Geneva County, Alabama. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of the shares, plus accrued interest. Upon payment of the judgment and surrender to the Company of the certificate or certificates representing the judicially appraised shares, a dissenting shareholder will cease to have any interest in the shares. The court may assess costs incurred in such a proceeding against the Company or may assess the costs against all or some of the dissenting shareholders, in amounts the court finds equitable, to the extent the court finds that such dissenting shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment different from that initially offered by the Company. The court may also assess the reasonable fees and expenses of counsel and experts against the Company, if the court finds that it did not substantially comply with its requirements regarding providing notice of dissenters’ rights and the procedures associated therewith under Article 13 of the ABCL or against either the Company or all or some of the dissenting shareholders if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided in Article 13 of the ABCL. If the court finds that services of counsel for any dissenter were of substantial benefit to other similarly situated dissenters, and that fees for such services should not be assessed against the Company, then the court may award reasonable fees to such counsel that will be paid out of the amounts awarded to dissenters who benefited from such services.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the proposed merger, holders of Genala common stock may be exchanging all or a portion of their shares of an Alabama corporation governed by the ABCL and the articles of incorporation and bylaws of Genala, for shares of the Company, an Arkansas corporation governed by the Arkansas Business Corporation Act (the “Arkansas Act”) and the Company’s articles of incorporation and bylaws. Certain significant differences exist between the rights of Genala shareholders and those of Company shareholders. Material differences are summarized below.

The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the Arkansas Act and the ABCL, as well as to the articles of incorporation and bylaws of Genala and the Company.

The Company’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so.

The following description is a summary of the provisions of the articles of incorporation and bylaws of each of the Company and Genala. See “Where You Can Find More Information” as to how to review a copy of these documents.

Authorized Capital Stock

Bank of the Ozarks, Inc. The Company’s articles of incorporation authorize the issuance of 50,000,000 shares of common stock, $0.01 par value, of which 34,664,580 shares were outstanding as of September 30, 2012, and 1,000,000 shares of preferred stock, $0.01 par value, of which none are issued or outstanding.

Holders of Company common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the Arkansas Act and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. Company shareholders do not have any preemptive, conversion or redemption rights. The outstanding shares of Company common stock are, and the shares to be issued in connection with the merger will be, when issued, fully paid and nonassessable.

The Company’s board of directors may authorize the issuance of authorized but unissued shares of Company common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. The authorized but unissued shares of Company common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of Company common stock to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or declaration of a common stock dividend to Company shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of the Company.

The Company also is authorized to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as the Company’s board of directors may from time to time determine. The Company’s board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock and may assist management in impeding an unfriendly takeover or attempted takeover. The board of directors of the Company has no present plan or understanding to issue any preferred stock.

Genala Banc, Inc. The authorized capital stock of Genala consists of 50,000 shares of common stock, without par value, of which 24,852 shares were issued and outstanding as of the record date. Genala is not authorized to issue any shares of preferred stock. The board of directors of Genala may authorize the issuance of authorized but unissued shares of Genala common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations. Holders of Genala common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provision of the ABCL and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution. Shareholders of Genala do not have any preemptive rights. The outstanding shares of Genala common stock are fully paid and nonassessable.

Amendment of Articles of Incorporation and Bylaws

Bank of the Ozarks, Inc. Under the Arkansas Act, the board of directors may amend the articles of a corporation to extend its duration, change the name of the corporation to include words required by the Arkansas Act, declare a forward stock split in a class of shares if there is only one class outstanding, and for certain other ministerial actions. Any other amendment to the articles of incorporation must first be approved by a majority of the board of directors and thereafter by the affirmative vote of a majority of all shares voting thereon (assuming the presence of a quorum), voting together as a single class, as well as any such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least two-thirds of the shares entitled to vote on the matter, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, election and removal of directors.

The bylaws of the Company may be amended by the board of directors or the shareholders. Amendment of the bylaws by the board of directors requires the affirmative vote of a majority of the directors then in office. Shareholders of the Company can amend the bylaws at a regular or special meeting of the shareholders at which a quorum is present. A shareholder amendment of the bylaws requires the affirmative vote of a majority of the shares voted thereon.

Genala Banc, Inc. No amendment to the articles of incorporation of Genala will be made unless first approved by a majority of the board of directors and thereafter by the affirmative vote of a majority of all shares voting thereon (assuming the presence of a quorum), voting together as a single class.

Pursuant to the ABCL, the bylaws of Genala may be amended by the board of directors or the shareholders.

Directors and Absence of Cumulative Voting

Bank of the Ozarks, Inc. The Company’s articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors and shall not be less than three (3) nor more than fifteen (15). The number of directors is presently fixed at thirteen (13) directors. Directors are not required to be shareholders of the Company.

The articles of incorporation authorize the board, by resolution, to divide the directors into two or three classes, with the members of each class to be elected for staggered two or three year terms, as applicable. Despite this authorization, the board of directors has not resolved to classify the board of directors and presently, all directors are elected annually for one year terms.

There is no cumulative voting on directors. With cumulative voting, a shareholder has the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder has the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it may be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of Company common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on the Company’s board of directors.

The articles of incorporation of the Company provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the number of directors) shall be filled by the affirmative vote of a majority of the remaining directors for an unexpired term.

Genala Banc, Inc. The bylaws of Genala provide that the number of directors shall be not less than the three (3) nor more than nine (9), and such directors shall be elected annually for one year terms. Presently, five (5) individual directors comprise the board of directors of Genala. Directors are elected by a majority of the votes cast by the shares entitled to vote in an election and cumulative voting is not permitted.

Removal of Directors

Bank of the Ozarks, Inc. The Company’s articles of incorporation provide that a director may be removed only for cause, and then only by the affirmative vote of shareholders holding two-thirds of the outstanding shares entitled to vote in the election of such director, at a special meeting of shareholders called for such purpose.

Genala Banc, Inc. The articles of incorporation and bylaws of Genala are silent with regard to the removal of directors. The ABCL provides that absent anything to the contrary in the articles of incorporation, shareholders may remove a director from office with or without cause.

Limitations on Director Liability

Bank of the Ozarks, Inc. The Company’s articles of incorporation provide that a director of the Company will not be personally liable for monetary damages arising from his or her breach of fiduciary duty as a director of the Company. This provision, however, does not eliminate or limit the liability of the Company’s directors for (1) any breach of the director’s duty of loyalty to the Company or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the Arkansas Act for unlawful distributions, (4) any transaction from which the director received an improper personal benefit, or (5) any action, omission, transaction or breach of a director’s duty creating any third-party liability to any person or entity other than the Company or its shareholders.

Genala Banc, Inc. The articles of incorporation of Genala do not address limitations on director liability.

Indemnification

Bank of the Ozarks, Inc. The Arkansas Act permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Additionally, the Arkansas Act permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits regarding any such action, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) a majority vote of a quorum consisting of directors who were not party to such suit, (2) if such quorum is unobtainable and the board of directors so directs, by special legal counsel, or (3) by the shareholders.

The Company’s articles of incorporation provide that the Company shall indemnify any person who is or was serving as a director, officer, employee or agents of the Company (or who was serving in such capacity for another corporation or entity at the request of the Company) to the full extent permitted by the Arkansas Act.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorizes the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, whether or not the Company would have the power to provide indemnification to such person. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable the Company to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Genala Banc, Inc. Alabama law provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (1) the individual conducted himself or herself in good faith; and (2) he or she reasonably believed: (a) in the case of conduct in his or her official capacity with the corporation, that the conduct was in its best interests; and (b) in all other cases, that the conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.

Under Alabama law, a corporation may not indemnify a director: (1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (2) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him or her.

Alabama law states that a corporation must indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding where he or she was a party because he or she is or was a director of the corporation, against reasonable expenses incurred in connection with the proceeding.

Subject to the foregoing, Genala’s articles of incorporation and bylaws provide that Genala shall indemnify its officers and directors in respect of damages, fees, and costs in connection with any lawsuit or other legal claim filed against them which relates to the performance of their duties as an officer and/or director and which does not involve gross negligence or criminal misconduct.

Special Meetings of Shareholders

Bank of the Ozarks, Inc. Special meetings of the shareholders may be called only by the chairman of the board of directors, the chief executive officer, the president, the board of directors, or by a duly designated committee of the board of directors. At the request of holders of at least 10% of the shares entitled to vote, the chairman, the chief executive officer or the president shall call a special meeting of the shareholders.

Genala Banc, Inc. Special meetings of the shareholders may be called only by the chairman of the board of directors, the president, any vice president, or a majority of the board of directors. At the request of holders of at least 10% of the shares entitled to vote, the president or the secretary shall call a special meeting of the shareholders.

Shareholder Action by Written Consent

Bank of the Ozarks, Inc. Shareholder action on a proposal to increase the capital stock or bond indebtedness of the Company may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders of the Company. Any other action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Genala Banc, Inc. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof.

Shareholder Proposals and Advance Notice Requirement

Bank of the Ozarks, Inc. The bylaws of the Company provide that in order to be properly brought before the annual meeting, a shareholder proposal must be delivered, in writing, to the secretary of the Company not less than 120 days calendar days prior to the one year anniversary of the date on which the Company first released to shareholders its proxy statement in connection with the previous year’s annual meeting, and such proposal must meet the requirements of SEC Rule 14a-8. The board of directors, in its discretion, may waive the requirement of advance written notice for shareholder proposals if the party proposing the business is the record owner at the time of the proposal of more than 25% of the voting stock of the Company.

Genala Banc, Inc. Genala does not require its shareholders to provide any advance notice of business to be brought at the annual meeting.

Dissenters’ Appraisal Rights

Bank of the Ozarks, Inc. Under Arkansas law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights, pursuant to which such shareholder may receive cash in the amount of the fair value of his, her or its shares in lieu of the consideration he, she or it would otherwise receive in the transaction. Under Arkansas law, “fair value” means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. A shareholder has a right of appraisal with respect to: (1) a plan of merger that requires the approval of the shareholders, (2) a merger of a parent corporation with its subsidiary effected without shareholder approval, (3) a plan of share exchange in which the corporation’s shares will be acquired that requires the approval of the shareholders, (4) a sale or exchange of all or substantially all of the property other than in the usual and regular course of business that requires the approval of the shareholders, including a sale in dissolution but excluding a sale for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year of the sale, (5) certain amendments of the articles of incorporation that materially and adversely affect rights of a holder of shares, and (6) any corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provide that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

Genala Banc, Inc. A summary of the pertinent provisions of Alabama law pertaining to dissenters’ rights is set forth under the caption “Approval of the Merger – Dissenters’ Appraisal Rights”, on page     , and such provisions are included as Appendix C.

Shareholders’ Rights to Examine Books and Records

Bank of the Ozarks, Inc. Arkansas law provides a shareholder and his, her or its agent or attorney with a right to inspect (beginning two business days after notice of a meeting is given) and copy the corporation’s shareholder list. Arkansas law also permits any shareholder, on at least five business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation or fixing the right, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three years, (4) the names and business addresses of the current directors and officers and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Genala Banc, Inc. Shareholders of an Alabama corporation, on five (5) days advance written notice, are entitled to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation or fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three years, (4) the names and business addresses of the current directors and officers and (5) the most recent annual report delivered to the Alabama Secretary of State. Alabama law also provides that a person who has been a shareholder for 180 days immediately preceding his demand, or is the holder of at least 5% of all the outstanding shares of the corporation, may inspect a corporation’s books and records (in addition to those records described in the preceding sentence) for proper purposes, provided, however, for banking corporations, the shareholder is not entitled to inspect or copy records pertaining to the private financial information of the corporation’s borrowers or depositors. Additionally, shareholders of an Alabama corporation are entitled to inspect the corporation’s shareholder list prior to an annual or special meeting of shareholders.

Dividends

Bank of the Ozarks, Inc. Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Genala Banc, Inc. Under Alabama law, a corporation may make a distribution to its shareholders, subject to the same limitations applicable under Arkansas law.

DESCRIPTION OF BANK OF THE OZARKS, INC. CAPITAL STOCK

In this section, we describe the material features and rights of the Company’s capital stock after the merger. This summary is qualified in its entirety by reference to applicable Arkansas law and the Company’s articles of incorporation and bylaws. See “WHERE YOU CAN FIND MORE INFORMATION” on page     .

General

The Company is authorized to issue 50,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value, none of which authorized shares of preferred stock is issued or outstanding. Each share of Company common stock has the same relative rights as, and is identical in all respects to, each other share of Company common stock.

As of September 30, 2012, there were 34,664,580 shares of common stock of the Company outstanding, no shares of common stock of the Company were held in treasury and 1,024,500 shares of common stock of the Company were reserved for issuance pursuant to the Company’s employee benefit and stock option plans. After giving effect to the merger on a pro forma basis, approximately 35,180,950 shares of Company common stock will be outstanding.

Common Stock

Dividends. Subject to certain regulatory restrictions, the Company can pay dividends from funds legally available if, as and when declared by its board of directors. Company dividends are generally provided through dividends from Bank of the Ozarks. Payments of dividends by Bank of the Ozarks are subject to limitations that are imposed by law and applicable regulations. The holders of common stock of the Company are entitled to receive and share equally in such dividends as may be declared by the board of directors of the Company out of funds legally available therefore. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of the Company currently possess exclusive voting rights in the Company. They elect the Company’s board of directors and act on such other matters as are required to be presented to them under Arkansas law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If the Company were to issue preferred stock, holders of the preferred stock might also possess voting rights.

Liquidation. Subsequent to the merger, in the event of any liquidation, dissolution or winding up of Bank of the Ozarks, the Company, as holder of the subsidiary’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Bank of the Ozarks (including all deposit accounts and accrued interest thereon), all assets of Bank of the Ozarks available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of Company common stock in the event of liquidation or dissolution.

Preemptive Rights. The holders of common stock of the Company are not entitled to preemptive rights with respect to any shares that may be issued. The Company’s common stock is not subject to redemption.

Preferred Stock

Shares of Company preferred stock may be issued with such designations, powers, preferences and rights as the Company’s board of directors may from time to time determine. The Company’s board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

CERTAIN INFORMATION CONCERNING BANK OF THE OZARKS, INC.

General

The Company is a registered bank holding company subject to supervision and regulation by the Federal Reserve Board, and is a corporation organized under the laws of the State of Arkansas. Its main office is located at 17901 Chenal Parkway, Little Rock, Arkansas 72223 (telephone number: (501) 978-2265). The Company owns all of the outstanding stock of Bank of the Ozarks, an Arkansas state banking corporation.

At September 30, 2012, The Company had unaudited consolidated total assets of approximately $3.82 billion, total deposits of approximately $2.89 billion, and total shareholders’ equity of approximately $478 million. Additional information about the Company is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to the Company is incorporated by reference or set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated into this document by reference. See “Where You Can Find More Information.”

CERTAIN INFORMATION CONCERNING GENALA BANC, INC.

General

Genala is a registered bank holding company subject to the supervision and regulation of the Federal Reserve Board, and is a corporation organized under the laws of the State of Alabama. Its main office is located at 515 South Commerce Street, Geneva, Alabama (telephone number: (334) 684-2222. Genala is the holding company of The Citizens Bank, which is an Alabama-chartered commercial bank.

At September 30, 2012, Genala had unaudited consolidated total assets of approximately $167 million, total deposits of approximately $137 million, and shareholders’ equity of approximately $29 million.

EXPERTS

The consolidated financial statements of the Company appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Bank of the Ozarks, Inc. common stock to be issued in the merger and the United States federal income tax consequences of the merger transaction will be passed upon by Kutak Rock LLP, Little Rock, Arkansas, counsel to the Company.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Genala at the time of the special meeting to be voted for an adjournment, if necessary, Genala has submitted to its shareholders as a separate matter for their consideration the question of adjournment if necessary to solicit additional proxies to approve the merger agreement. The board of directors of Genala unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

CERTAIN BENEFICIAL OWNERS OF GENALA BANC COMMON STOCK

As of September 30, 2012, Genala had 71 shareholders of record of its common stock. The following table lists the stock ownership of Genala’s directors, its executive officers, all directors and executive officers as a group, and those persons who, to Genala’s knowledge beneficially owned 5% or more of Genala common stock outstanding as of September 30, 2012. According to SEC rules, a “beneficial owner” of securities has or shares the power to vote securities or to direct their investment.

Name of Directors, Executive Officers and 5% Shareholders	Number of Shares Beneficially Owned	Percent of Total Class
Directors:
Roy G. Dowdy, Jr. (1)	1,170	4.70%
Martha B. Helms (2)	620	2.49%
Nellie L. Johnson (3)	8,584	34.54%
Jerome Parrish (4)	50	*
Sharon Price	2,083	8.38%

Executive Officers who are not directors:
N/A

Directors and Executive Officers as a group (5 persons)	12,507	50.33%

Other 5% Shareholders:
William E. Mattison	1,899	7.64%

*	Less than one percent.
(1)	Includes shares of Genala common stock owned by Mr. Dowdy together with his wife, as joint tenants with right of survivorship and 20 shares of common stock of The Citizens Bank which, prior to the record date, was surrendered and exchanged on a one-for-one basis for shares of Genala common stock.
(2)	Includes 20 shares of common stock of The Citizens Bank which, prior to the record date, was surrendered and exchanged on a one-for-one basis for shares of Genala common stock.
(3)	Includes 55 shares of common stock of The Citizens Bank which, prior to the record date, was surrendered and exchanged on a one-for-one basis for shares of Genala common stock.
(4)	Includes shares of Genala common stock owned by Mr. Parrish together with his wife, as joint tenants with right of survivorship.

OTHER MATTERS

As of the date of this document, the Genala board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the Securities and Exchange Commission (“SEC” or “Commission”) a registration statement under the Securities Act of 1933 that registers the shares of Company common stock to be issued to Genala shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of the Company and Genala.

The rules and regulations of the SEC allow the Company to omit certain information included in the registration statement from this proxy statement/prospectus. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like the Company, that file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by the Company with the SEC are also available at the Company’s website. The address is www.bankozarks.com. We have included the web addresses of the SEC and the Company as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows the Company to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about the Company, and you should read this document together with any other documents incorporated by reference in this proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by the Company:

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	Current Reports on Form 8-K filed on January 18, 2012, February 17, 2012, April 19, 2012, August 23, 2012 and October 4, 2012, except to the extent such information is deemed furnished; and

•

The description of Bank of the Ozarks, Inc. common stock set forth in the registration statement on Form 8-A filed on June 26, 1997, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the Securities and Exchange Commission for the purpose of updating this description.

In addition, the Company is incorporating by reference any documents it may file under the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the special meeting of Genala shareholders, except to the extent such information is deemed furnished.

The Company has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to the Company, and Genala has supplied all information contained in this proxy statement/prospectus relating to Genala.

Neither the Company nor Genala has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of the Company and Genala; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of the Company or Genala and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward–looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the Company’s and Genala’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in the Company’s markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either the Company or Genala or any person acting on the Company’s or Genala’s behalf are expressly qualified in their entirety by the cautionary statements above. Neither the Company nor Genala undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 4, 2012

BY AND AMONG

BANK OF THE OZARKS, INC.,

BANK OF THE OZARKS,

GENALA BANC, INC.,

AND

THE CITIZENS BANK

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 4, 2012, by and among Bank of the Ozarks, Inc., an Arkansas corporation (“Buyer”), Bank of the Ozarks, an Arkansas state banking corporation and wholly-owned subsidiary of Buyer (“Buyer Bank”), Genala Banc, Inc., an Alabama corporation (“Company”), and The Citizens Bank, an Alabama state bank and subsidiary of Company (“Company Bank”).

W I T N E S S E T H

WHEREAS, the respective boards of directors of each of Buyer and Company have (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; and (iii) approved this Agreement and, in the case of Company, will recommend approval of this Agreement to its shareholders;

WHEREAS, in accordance with the terms of this Agreement, (i) Company will merge with and into the Buyer, with Buyer as the surviving entity (the “Merger”), and (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger”);

WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, each of the directors, Executive Officers and certain holders of 5% or more of the equity voting securities of the Company has entered into a voting agreement with Buyer dated as of the date hereof (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Company Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Company shall merge with and into Buyer in accordance with the Alabama Business Corporation Law and the Arkansas Business Corporation Act. Upon consummation of the Merger, the separate corporate existence of Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the Arkansas Business Corporation Act (Buyer, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 1.02 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Surviving Entity upon consummation of the Merger shall be the Articles of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time.

Section 1.03 Directors and Officers of Surviving Entity. The directors of the Surviving Entity immediately after the Merger shall be the directors of Buyer in office immediately prior to the Effective Time. The Executive Officers of the Surviving Entity immediately after the Merger shall be the Executive Officers of Buyer immediately prior to the Merger. Each of the directors and Executive Officers of the Surviving Entity immediately after the Merger shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Articles of Incorporation and Bylaws of the Surviving Entity.

Section 1.04 Bank Merger. At the later of the Effective Time or such time as provided in Section 5.21, Company Bank will be merged with and into Buyer Bank upon the terms and with the effect set forth in the Plan of Bank Merger.

Section 1.05 Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, Buyer and Company will make all such filings as may be required to consummate the Merger and the Bank Merger by applicable Laws. The Merger shall become effective as set forth in the articles of merger related to the Merger (the “Articles of Merger”) that shall be filed with the Alabama Secretary of State and the Arkansas Secretary of State on the Closing Date. The “Effective Time” of the Merger shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger, the form of which shall be agreed to between Buyer and Company not later than the time of filing of the Registration Statement.

(b) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place immediately prior to the Effective Time at the offices of Kutak Rock LLP, 124 W. Capitol Ave., Suite 2000, Little Rock, AR 72201, or such other place or on such other date as the parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to Buyer and Company the certificates and other documents required to be delivered under ARTICLE VI hereof.

Section 1.06 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of Company or any Company Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, Company and its officers and directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of Company or any Company Subsidiary, or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the Buyer are authorized in the name of Company or otherwise to take any and all such action.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Company Common Stock owned directly by Buyer (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock, Dissenting Shares and shares described in Section 2.01(b) above) shall, subject in all cases to Section 2.02, become and be converted at the election of the holder thereof, in accordance with the procedures set forth in Section 2.06, into the right to receive the following consideration, without interest:

(i) For each share of Company Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made by a holder of Company Common Stock and not revoked or deemed revoked pursuant to Section 2.06 (each a “Stock Election,” and the number of shares of Company Common Stock with respect to which such election has been made, “Stock Election Shares”), or with respect to which the Exchange Agent has made an allocation of the right to receive Buyer Common Stock under Section 2.02, Stock Consideration.

(ii) For each share of Company Common Stock with respect to which an election to receive cash has been effectively made by a holder of Company Common Stock and not revoked or deemed revoked pursuant to Section 2.06 (each a “Cash Election,” and the number of shares of Company Common Stock with respect to which such election has been made, the “Cash Election Shares”), or with respect to which the Exchange Agent has made an allocation of the right to receive cash under Section 2.02, the Cash Consideration. For purposes of clarification, any holder of Dissenting Shares shall not be deemed to have made a Cash Election or a Stock Election with respect to such Dissenting Shares and such Dissenting Shares shall not be deemed Cash Election Shares, Stock Election Shares or Non-Election Shares.

(iii) For each share of Company Common Stock other than Dissenting Shares and shares as to which a Stock Election and/or a Cash Election has been effectively made and not revoked or deemed revoked pursuant to Section 2.06 (collectively, the “Non-Election Shares”), the Stock Consideration or Cash Consideration, or both, each as determined in accordance with Section 2.02.

(d) Subject to Section 2.05, 51% of the aggregate Merger Consideration to be paid to holders of Company Common Stock will be paid with Buyer Common Stock and 49% of the aggregate Merger Consideration will be paid to such holders in cash. Holders of record of shares of Company Common Stock shall have the right to submit an election to receive Buyer Common Stock or cash for each of their Company shares in accordance with Section 2.06. However, to the extent that the aggregate of those elections differs from the aggregate Merger Consideration being paid 51% with Buyer Common Stock and 49% with cash, pro-rata adjustments will be made by the Exchange Agent as provided in Section 2.02 to result in a payment of 51% of the aggregate Merger Consideration in Buyer Common Stock and 49% of such Merger Consideration in cash, assuming for such proration purposes that 12,177 shares, or 49%, of Company Common Stock immediately prior to the Effective Time would receive only cash.

Section 2.02 Proration. Within five (5) Business Days after the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Buyer Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(a) Cash Oversubscribed. If the sum of (1) Cash Election Shares plus (2) any Dissenting Shares, is greater than 12,177 shares of Company Common Stock, then:

(i) each of the Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration; and

(ii) each of the Cash Election Shares shall be converted into:

(A) a number of shares of Buyer Common Stock equal to the Exchange Ratio multiplied by a fraction, the numerator of which is the sum of (1) the number of Cash Election Shares plus any Dissenting Shares, minus (2) 12,177, and the denominator of which is the total number of Cash Election Shares; and

(B) an amount of cash equal to (1) the Company Stock Price less (2) the dollar value of the Stock Consideration to be received as provided in clause (A) immediately above, which shall be determined by taking the number determined in clause (A) immediately above and multiplying it by the Buyer Average Stock Price.

(b) Cash Undersubscribed. If the sum of (1) Cash Election Shares plus (2) any Dissenting Shares is less than 12,177 shares of Company Common Stock (the amount by which such sum is less than 12,177 is referred to herein as the “Cash Undersubscribed Number”), then:

(i) Each of the Cash Election Shares shall be converted into the right to receive only Cash Consideration in the amount of the Company Stock Price (solely for purposes of calculating the proration provided in this Section 2.02(b), each of the Dissenting Shares shall be deemed to be converted into the right to receive only Cash Consideration);

(ii) if the Cash Undersubscribed Number is less than or equal to the number of Non-Election Shares, then each of the Stock Election Shares shall be converted into the right to receive only Stock Consideration; and each of the Non-Election Shares shall be converted into the right to receive:

(A) the cash sum equal to the product of the Company Stock Price multiplied by a fraction, the numerator of which is the Cash Undersubscribed Number and the denominator of which is the total number of Non-Election Shares; and

(B) a number of shares of Buyer Common Stock equal to the quotient of (1) the Company Stock Price minus the cash sum determined in clause (A) immediately above, divided by (2) the Buyer Average Stock Price; and

(iii) if the Cash Undersubscribed Number is greater than the number of Non-Election Shares, then:

(A) each of the Non-Election Shares shall be converted into the right to receive only Cash Consideration in the amount of the Company Stock Price, and

(B) each of the Stock Election Shares shall be converted into the right to receive both (1) a cash sum equal to the product of the Company Stock Price multiplied by a fraction, the numerator of which is the amount by which the Cash Undersubscribed Number is greater than the number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares; and (2) a number of shares of Buyer Common Stock equal to the quotient of (x) the Company Stock Price minus the cash sum determined in clause (1) above, divided by (y) the Buyer Average Stock Price

(c) Cash Subscriptions Sufficient. If the number of Cash Election Shares together with any Dissenting Shares is equal to 12,177, then subparagraphs (a) and (b) above shall not apply and all Cash Election Shares shall be converted into the right to receive only Cash Consideration in the amount of the Company Stock Price; solely for purposes of calculating the proration provided in this Section 2.02(c), all Dissenting

Shares shall be deemed to be converted into the right to receive only Cash Consideration in the amount of the Company Stock Price; and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive only Stock Consideration with the number of shares of Buyer Common Stock determined using the Exchange Ratio.

Section 2.03 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, when converted as provided in Section 2.01(c), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate previously evidencing such shares shall thereafter represent only the right to receive for each such share of Company Common Stock, the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock in accordance with this ARTICLE II and the right to receive any unpaid dividend with respect to the Company Common Stock with a record date that is prior to June 30, 2012. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock as provided under this ARTICLE II, and the right to receive any unpaid dividend with respect to the Company Common Stock with a record date that is prior to June 30, 2012. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Company of shares of Company Common Stock.

Section 2.04 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay or cause to be paid to each holder of a fractional share of Buyer Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest) determined by multiplying the fractional share interest in Buyer Common Stock to which such holder would otherwise be entitled by the Buyer Average Stock Price.

Section 2.05 Consideration Adjustment. It is intended that the Merger and the Bank Merger shall together constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. The business purpose of the Merger and the Bank Merger is to combine two financial institutions to create a strong community-based commercial banking franchise. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code. If the tax opinion referred to in Section 6.01(e) cannot be rendered to Buyer (as reasonably determined by Kutak Rock LLP as a result of the Merger potentially failing to qualify as a reorganization under Section 368(a) of the Code), then Buyer may, with the prior approval of Company (which shall not be unreasonably withheld, delayed or conditioned), increase the amount of Stock Consideration and correspondingly decrease the amount of Cash Consideration, by the minimum amounts necessary to enable such tax opinion to be rendered.

Section 2.06 Election Procedures. Each holder of record of shares of Company Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this ARTICLE II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.06 (each, an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) As promptly as practicable after the Company Meeting, assuming the Requisite Company Shareholder Approval is obtained, but in any event no later than five (5) Business Days prior to the Effective Time, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent in accordance with the Exchange Agent Agreement shall mail or otherwise cause to be delivered to each holder of record of a Certificate or Certificates who has not previously surrendered such Certificate or Certificates an Election Form and Letter of Transmittal, as hereinafter defined, to include or be accompanied by appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided for in this Agreement (collectively, the “Election Form and Letter of Transmittal” or “Election Form”). The form of Election Form and Letter of Transmittal shall be agreed to between Company and Buyer not later than the time of filing of the Registration Statement. Each Election Form and Letter of Transmittal shall permit such Holder, subject to the allocation and election procedures set forth in this Section 2.06, to (i) elect to receive the Cash Consideration for all of the shares of Company Common Stock held by such Holder in accordance with Section 2.01(c), (ii) elect to receive the Stock Consideration for all of such shares in accordance with Section 2.01(c), (iii) elect to receive the Stock Consideration for a specified number of shares of such Holder’s Company Common Stock and the Cash Consideration for the remaining number of shares of such Holder’s Company Common Stock or (iv) indicate that such Holder has no preference as to the receipt of cash or Buyer Common Stock for such shares (a “Non-Election”). A Holder who holds such shares as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided, that each such Election Form covers all of the shares of Company Common Stock held by such Representative for a particular beneficial owner. Any shares of Company Common Stock with respect to which the Holder thereof has not, as of the Election Deadline, made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c) To be effective, a properly completed Election Form, accompanied by the Certificate(s) to which such Election Form relates, shall be submitted to the Exchange Agent no later than 5:00 p.m., Geneva, Alabama time, on the date that Buyer and Company agree is as near as practicable to two (2) Business Days before the anticipated Effective Time (or such other time and date as Buyer and Company may mutually agree as set forth in the Election Form) (the “Election Deadline”). Company shall provide to the Exchange Agent all information reasonably necessary for it to perform the duties as specified herein. An Election shall be deemed to have been properly made only if the Exchange Agent shall have duly received a properly completed Election Form, accompanied by the Certificate(s) to which such Election Form relates, by the Election Deadline. If a Holder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form before the Election Deadline (without later submitting a properly completed Election Form before the Election Deadline), the shares of Company Common Stock held by such Holder shall be designated as Non-Election Shares. Any Holder may revoke or change his or her Election by written notice to the Exchange Agent only if such notice of revocation or change is duly received by the Exchange Agent before the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have sole authority to determine when any Election, modification or revocation is received and whether any such Election, modification or revocation has been properly made.

Section 2.07 Deposit of Merger Consideration.

(a) A reasonable time in advance of the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent (a) stock certificates representing the number of shares of Buyer Common Stock sufficient to deliver, and Buyer shall instruct the Exchange Agent to timely deliver, the Aggregate Stock Consideration, (b) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.04), and (c) if applicable, cash in an aggregate amount sufficient to make the appropriate payment to the holders of Dissenting Shares (collectively, the “Exchange Fund”), and Buyer shall instruct the Exchange Agent to timely pay Cash Consideration, and such cash in lieu of fractional shares, and Stock Consideration in accordance with this Agreement, and to hold the cash deposited with the Exchange Agent in order to pay the holders of Dissenting Shares upon Buyer’s request such cash to which they become entitled upon perfection of their dissenters’ rights in accordance with the Alabama Business Corporation Law.

(b) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for six (6) months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any shareholders of Company who have not theretofore complied with Section 2.05 and this Section 2.07 shall thereafter look only to the Surviving Entity for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any Merger Consideration (or any dividends or distributions with respect to the Stock Consideration) paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by such Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.

Section 2.08 Delivery of Merger Consideration.

(a) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Election Form and Letter of Transmittal timely delivered to the Exchange Agent, a Holder will be entitled to receive as promptly as practicable after the Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the shares of Company Common Stock represented by its Certificate or Certificates. The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or shares of Buyer Common Stock to a holder of Company Common Stock to which such holder would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this ARTICLE II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be required in each case by Buyer (but not more than the customary amount required under Buyer’s agreement with its transfer agent).

(b) No dividends or other distributions with a record date on or after June 30, 2012 with respect to Company Common Stock shall be valid in any respect or paid to the holder of any unsurrendered Certificate. After the surrender of a Certificate in accordance with this Section 2.08, the record holder thereof shall be entitled to receive any theretofore unpaid dividends or other distributions with a record date prior to June 30, 2012, without any interest thereon, with respect to shares of Company Common Stock represented by such Certificate.

(c) Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Buyer.

Section 2.09 Anti-Dilution Provisions. In the event Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be proportionately and appropriately adjusted; provided that, for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction, or (ii) Buyer issues employee or director stock options, grants or similar equity awards or Buyer Common Stock upon exercise or vesting of any such options, grants or awards, in the Ordinary Course of Business.

Section 2.10 Dissenting Shareholders. Any holder of shares of Company Common Stock who perfects his, her or its dissenters’ rights (the aggregate shares of all such holders constituting the “Dissenting Shares”) in accordance with and as contemplated by Sections 10A-2-13.02 – 32 of the Alabama Business Corporation Law shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Alabama Business Corporation Law and surrendered to Company, or after the Effective Time to Buyer, the Certificate or Certificates representing the shares for which payment is being made. In the event that, whether before or after the Effective Time, a dissenting shareholder of Company fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal and of payment for his, her or its shares subject to Buyer’s consent in its sole discretion, Buyer shall issue and deliver the Merger Consideration to which such holder of shares of Company Common Stock is entitled under this ARTICLE II (without interest), upon surrender by such holder of the Certificate or Certificates representing shares of Company Common Stock held by such holder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Section 3.01 Making of Representations and Warranties.

(a) On or prior to the date hereof, Company has delivered to Buyer a schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more of its covenants contained in ARTICLE V.

(b) Except as set forth in the Disclosure Schedule, Company and Company Bank hereby represent and warrant, jointly and severally, to Buyer that the statements contained in this ARTICLE III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date.

Section 3.02 Organization, Standing and Authority.

(a) Company is an Alabama corporation duly organized, validly existing and in good standing under the laws of the State of Alabama, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in the State of Alabama and each other foreign jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification.

(b) Company Bank is an Alabama-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Alabama. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by Company Bank when due. Company Bank is not a member of either the FHLB-A or the FRB.

Section 3.03 Capital Stock. The authorized capital stock of Company consists of 50,000 shares of Company Common Stock, no par value. As of the date of this Agreement, (a) there are Twenty-Four Thousand Seven Hundred Fifty-Seven (24,757) shares of Company Common Stock outstanding; and (b) Company has made a commitment to issue prior to the Company Meeting an additional Ninety-Five (95) shares of Company Common Stock to certain directors of Company Bank in a one-for-one exchange for surrender of their directors’ qualifying shares of capital stock of Company Bank, resulting in a total of Twenty-Four Thousand Eight Hundred Fifty-Two (24,852) shares of Company Common Stock to be outstanding immediately prior to the Effective Time. There are no shares of Company Common Stock held by Company’s Subsidiaries. The outstanding shares of Company Common Stock are duly authorized and validly issued and fully paid and non-assessable, and have not been issued in violation of nor are they subject to preemptive rights of any Company shareholder. Disclosure Schedule Section 3.03 sets forth: (x) the name and address, as reflected on the books and records of the Company, of each holder of outstanding Common Stock, and the number of shares held by each such holder; and (y) the name and address, as reflected on the books and records of the Company or Company Bank, as applicable, of each holder of outstanding capital stock of Company Bank to be exchanged for Company Common Stock pursuant to (b) above, and the number of such shares held by each such holder. There are no outstanding shares of capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Disclosure Schedule Section 3.03. All shares of Company Common Stock subject to issuance as set forth in this Section 3.03 or Disclosure Schedule Section 3.03 shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of or be subject to preemptive rights in favor of any person. Except as set forth in Disclosure Schedule Section 3.03, there are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Other than the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of the Company’s capital stock. All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever, except as set forth in Disclosure

Schedule Section 3.03. Except as set forth in Disclosure Schedule Section 3.03, neither the Company or any of its Subsidiaries has any trust preferred securities or other similar securities outstanding.

Section 3.04 Subsidiaries.

(a) (i) Disclosure Schedule Section 3.04 sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary. Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary (except with respect to certain directors’ qualifying shares of Company Bank described in clause (b) of Section 3.03), (ii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (iv) there are no contracts, commitments, understandings or arrangements relating to Company’s rights to vote or to dispose of such securities and (v) all of the equity securities of each such Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and (except with respect to certain directors’ qualifying shares of Company Bank described in clause (b) of Section 3.03) are owned by Company free and clear of all Liens.

(b) Except as set forth on Disclosure Schedule Section 3.04, Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Disclosure Schedule Section 3.04.

Section 3.05 Corporate Power; Minute Books.

(a) Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals and the Requisite Company Shareholder Approval.

(b) The minute books of Company and each of its Subsidiaries contain true, complete and accurate records in all material respects of all corporate actions taken by shareholders of Company and each of its Subsidiaries and the Board of the Directors of Company (including committees of Company’s and each Subsidiary’s board of directors) and each of its Subsidiaries.

Section 3.06 Corporate Authority. Subject only to the approval of this Agreement by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Company Common Stock entitled to vote on the Agreement and the transactions contemplated hereby (“Requisite Company Shareholder Approval”), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Company and Company’s board of directors on or prior to the date hereof. Company’s board of directors has directed that this Agreement be submitted to Company’s shareholders for approval at a meeting of such shareholders and, except for the receipt of the Requisite Company Shareholder Approval in accordance with the Alabama Business Corporation Law and Company’s Articles of Incorporation and Bylaws, no other vote of the shareholders of Company is required by Law, the Articles of Incorporation of Company, the Bylaws of Company or otherwise to approve this Agreement and the transactions contemplated hereby. Company and Company Bank each has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Buyer and Buyer Bank, this Agreement is a valid and legally binding obligation of Company and Company Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the transactions contemplated by this Agreement, except for (i) filings of applications or notices with, and consents, approvals or waivers by the FRB, the FDIC, the Arkansas State Bank Department and the Alabama State Bank Department; (ii) the Requisite Company Shareholder Approval, (iii) the approval of the Plan of Bank Merger by a majority of the outstanding shares of Company Bank’s common stock (which Company Bank shall have obtained no later than the time of approval of this Agreement by Company’s shareholders); and (iv) the filing of the Articles of Merger with the Alabama Secretary of State and the Arkansas Secretary of State. Each consent, approval or waiver by the FRB, the FDIC, and the Arkansas State Bank Department and the Alabama State Bank Department as referred to in clause (i) hereof is a “Regulatory Approval.”

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 3.07(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Company and Company Bank, as applicable, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of Company or Company Bank, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or Company Bank, or any of its properties or assets, or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Company or Company Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Company or Company Bank is a party, or by which they or any of their properties or assets may be bound or affected.

Section 3.08 Reports; Internal Controls.

(a) Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Authority and have paid all fees and assessments due and payable in connection therewith. Other than normal examinations conducted by a Governmental Authority in the regular course of the business of Company and its Subsidiaries, no Governmental Authority has notified Company that it has initiated any proceeding or, to Company’s Knowledge, threatened an investigation into the business or operations of Company or any of its Subsidiaries since December 31, 2007. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of Company or any of its Subsidiaries.

(b) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(c) Since December 31, 2007, neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.09 Financial Statements; Undisclosed Liabilities.

(a) Company has previously delivered or made available to Buyer accurate and complete copies of Company’s separate financial statements (the “Company Financial Statements”), and Company Bank’s separate financial statements (the “Company Bank Financial Statements”) which, in the case of the balance sheets of Company Bank as of December 31, 2011, 2010 and 2009 and the statements of income, shareholders’ equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009, are accompanied by the audit report of Duplantier, Hrapmann, Hogan & Maher, L.L.P. Company has also previously delivered or made available to Buyer Company’s unaudited balance sheet and statement of income as of and for the six month period ended June 30, 2012 (“Company Interim Financial Statements”), and Company Bank’s unaudited balance sheet and statement of income as of and for the seven month period ended July 31, 2012 (the “Company Bank Interim Financial Statements;” and together with the Company Interim Financial Statements, the “Interim Financial Statements;” and such Interim Financial Statements collectively with the Company Financial Statements and the Company Bank Financial Statements, the “Financial Statements”). Each of the Financial Statements fairly presents the financial condition of Company and Company Bank, as applicable, as of the respective dates set forth therein, the results of operations and, in the case of the Company Financial Statements and Company Bank Financial Statements, changes in shareholders’ equity and cash flows of Company and Company Bank, respectively, for the respective periods or as of the respective dates set forth therein, in each case in accordance with GAAP, except in each case as may be noted therein. The foregoing representations, insofar as they relate to the Company Interim Financial Statements and the Company Bank Interim Financial Statements, are subject in all cases to normal year-end adjustments, consistent with past practice, and the omission of footnote disclosure. True, correct and complete copies of the Financial Statements are set forth in Disclosure Schedule 3.09(a).

(b) The audits of Company Bank have been conducted in accordance with generally accepted auditing standards in the United States of America.

(c) Company has no liability except for liabilities reflected or reserved against in the Financial Statements and current liabilities incurred in Company’s Ordinary Course of Business since June 30, 2012 (the “Company Balance Sheet Date”).

Section 3.10 Absence of Certain Changes or Events. Except as disclosed in Disclosure Schedule Section 3.10, or as otherwise expressly permitted or expressly contemplated by this Agreement, since the Company Balance Sheet Date there has not been (i) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company or any of its Subsidiaries, and to Company’s Knowledge, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Company or any of its Subsidiaries in the future; (ii) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants; (iii) any entry by Company or any of its Subsidiaries into any contract or commitment of (A) more than $25,000 or (B) $10,000 per annum with a term of more than one year, other than purchases or sales of investment securities, and loans and loan commitments, all in the Ordinary Course of Business; (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the Ordinary Course of Business; (v) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries (other than normal salary adjustments to employees made in the Ordinary Course of Business), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the Ordinary Course of Business with respect to the compensation or employment of directors, officers or employees of Company or any of its Subsidiaries; (vi) any material election or material changes in existing elections made by Company or any of its Subsidiaries for federal or state income tax purposes; (vii) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any respect; (viii) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than (A) investment securities in Company Bank’s investment portfolio, (B) loans and loan commitments purchased, sold, made or entered into in the Ordinary Course of Business or (C) dispositions of the Specified OREO Properties, as permitted herein; or (ix) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the Ordinary Course of Business.

Section 3.11 Legal Proceedings.

(a) Except as set forth in Disclosure Schedule Section 3.11, there are no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature (each a “Proceeding”) pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is a party. To the Company’s Knowledge, there are no pending or threatened Proceedings for which there is or would be a reasonable probability of any material recovery against or other Material Adverse Effect with respect to Company or any of its Subsidiaries or which challenges or would challenge the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment or decree imposed upon Company or any of its Subsidiaries, or the assets of Company or any of its Subsidiaries, and neither Company nor any of its Subsidiaries has been advised of, or has Knowledge of, the threat of any such action.

Section 3.12 Compliance With Laws.

(a) Except as set forth in Disclosure Schedule Section 3.12, Company and each of its Subsidiaries is and since December 31, 2007 has been in compliance in all material respects with all applicable federal, state, local and foreign Laws, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, and the Dodd-Frank Act;

(b) Company and each of its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease their properties and to conduct their business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) Except as set forth in Disclosure Schedule Section 3.12, neither Company nor any of its Subsidiaries has received, since December 31, 2007, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization.

Section 3.13 Material Contracts; Defaults.

(a) Except as disclosed in Disclosure Schedule Section 3.13, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which would entitle any present or former director, officer, employee or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Company and/or its Subsidiaries; (v) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof; (vi) which provides for the lease of personal property having a value in excess of $10,000 individually or $25,000 in the aggregate; (vii) which relates to capital expenditures and involves future payments in excess of $10,000 individually or $25,000 in the aggregate; (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the Ordinary Course of Company’s Business; (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $10,000 per annum; or (x) which materially restricts the conduct of any business by Company or any of its Subsidiaries (collectively, “Material Contracts”). Company has previously made available to Buyer true, complete and correct copies of each such Material Contract.

(b) Neither Company nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, including but not limited to any Material Contract, to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by Company is currently outstanding.

Section 3.14 Agreements with Regulatory Agencies. Except as set forth in Disclosure Schedule Section 3.14, neither the Company nor any of its Subsidiaries is subject to any cease-

and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each, whether or not set forth in Disclosure Schedule Section 3.14, a “Company Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations, nor has Company or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Company Regulatory Agreement. To Company’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to the Company or any of its Subsidiaries.

Section 3.15 Brokers. Neither Company nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to, Sheshunoff & Co. in accordance with the terms of a letter agreement between Sheshunoff & Co. and Company, a true, complete and correct copy of which has been previously delivered by Company to Buyer.

Section 3.16 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of Company or any of its Subsidiaries (the “Company Employees”), (ii) covering current or former directors of Company or any of its Subsidiaries, or (iii) with respect to which the Company or any of its Subsidiaries has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, health/welfare, change in control, fringe benefit, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans and other policies, plans or arrangements whether or not subject to ERISA (the “Company Benefit Plans”), are identified and described in Disclosure Schedule Section 3.16(a). True and complete copies of all Company Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Benefit Plans and all amendments thereto, IRS Form 5500 (for the three most recently completed plan years) and the most recent IRS determination letters with respect thereto, have been made available to Buyer.

(b) All Company Benefit Plans are in substantial compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and Company is not aware of any circumstance that could reasonably be expected to result in revocation of any such favorable determination letter or the loss of the qualification of such Company Pension Plan under Section 401(a) of the Code, and to Company’s Knowledge, nothing has occurred that would be expected to result in the Company Pension Plan, or any other Company Benefit Plan intended to be qualified, ceasing to be qualified under Section 401(a) of the Code. To Company’s Knowledge, all Company Benefit Plans have been administered in accordance with their terms. There is no pending or, to Company’s Knowledge, threatened litigation or regulatory action relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Benefit Plan or Company Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Company or any of its Subsidiaries to a tax or penalty under any Law including as might be imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Company, any of its Subsidiaries or any entity which is considered one employer with Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). None of Company or any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time during the six-year period ending on the Closing Date, and neither Company nor any of its Subsidiaries has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Company Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

(d) All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the financial statements of Company. Except as set forth in Disclosure Schedule Section 3.16(d), no Company Pension Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver.

(e) Except as set forth in Disclosure Schedule Section 3.16(e), neither Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. All Company Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Sections 601-609 of ERISA and with the certification of prior coverage and other requirements of Sections 701-702 and 711-713 of ERISA. Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder.

(f) Except as set forth in Disclosure Schedule Section 3.16(f) or as otherwise provided for in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting (except as required by law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of Company or Company Bank or, after the consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries, to merge, amend or terminate any of the Company Benefit Plans, or (vi) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

(g) Each Company Benefit Plan that is a deferred compensation plan is in compliance with Section 409A of the Code, to the extent applicable. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance with the requirements of Section 409(a)(4) of the Code, to the extent applicable. Neither Company nor any of its Subsidiaries (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Company Benefit Plan or (ii) has agreed to reimburse or indemnify any participant in a Company Benefit Plan for any of the interest and the penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

(h) Disclosure Schedule Section 3.16(h) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of Company or any of its Subsidiaries who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.

(i) Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for the Company or any of its Subsidiaries for purposes of each Company Benefit Plan, ERISA, the Code, unemployment compensation laws, workers’ compensation laws and all other applicable Laws.

Section 3.17 Labor Matters. Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge threatened, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Company’s Knowledge, threatened, nor is Company aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.18 Environmental Matters.

(a) Except as set forth in Disclosure Schedule Section 3.18, to the Company’s Knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by Company or any of its Subsidiaries or any property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has been contaminated with any Hazardous Substance at a level in excess of that permitted by applicable Environmental Law.

(b) Except as disclosed on Disclosure Schedule Section 3.18, Company and each of its Subsidiaries are in material compliance with applicable Environmental Law.

(c) With regard to those properties set forth on Disclosure Schedule Section 3.18, neither Company nor any of its Subsidiaries has participated in the management of such property to such an extent that it would not be entitled to avail itself of the secured creditor exemption to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), codified Section 101(20)(A) of such act.

(d) Neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or written claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Government Authority concerning a possible violation of, or liability under, any Environmental Law.

(e) No Lien or encumbrance has been imposed on property owned by the Company or on any Company Loan Property in connection with any liability or potential liability arising from or related to Environmental Law and to Company’s Knowledge there is no action, proceeding, writ, injunction or claim pending or threatened which could result in the imposition of any such Lien or encumbrance.

(f) Neither Company nor any of its Subsidiaries is, or has been, subject to any order, decree or injunction relating to a violation of or allegation of liability under any Environmental Law.

(g) Disclosure Schedule Section 3.18 includes a list, to Company’s Knowledge, and copies of all environmental reports, studies, sampling data, correspondence, filings and other information in its possession or reasonably available to it relating to environmental conditions at or on any real property (including buildings or other structures) currently or formerly owned or operated by Company or any of its Subsidiaries or any Company Loan Property.

(h) There is no litigation pending or, to Company’s or Company Bank’s Knowledge, threatened against Company or any of its Subsidiaries, or, to Company’s or Company Bank’s Knowledge, affecting any property now or formerly owned or operated by Company or any of its

Subsidiaries or any predecessor or any Company Loan Property, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the presence or release into the environment of any Hazardous Substance, whether or not occurring at, on or involving a Company Loan Property.

(i) To Company’s Knowledge, except as disclosed on Disclosure Schedule Section 3.18, there are no underground storage tanks on, in or under any property currently owned or operated by Company or any of its Subsidiaries, or to Company’s or Company Bank’s Knowledge, any Company Loan Property and, the Company and the Company Bank have no Knowledge that any underground storage tank has been closed or removed from any Company Loan Property in a manner that constitutes a violation of any Environmental Law.

Section 3.19 Tax Matters.

(a) Company and each of its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was timely filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in compliance with all applicable Laws. Except as set forth in Disclosure Schedule Section 3.19, all material Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Company and which Company is contesting in good faith. Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and, except as set forth in Disclosure Schedule Section 3.19, neither Company nor any of its Subsidiaries currently has any open tax years. Since December 31, 2007 no claim has been made by any Governmental Authority in a jurisdiction where Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Company or any of its Subsidiaries.

(b) Company and each of its Subsidiaries, as applicable, have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are currently being conducted or to Company’s Knowledge are pending with respect to Company or any of its Subsidiaries. Other than with respect to audits that have already been completed and resolved, neither Company nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Company and or any of its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Company or any of its Subsidiaries.

(d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign consolidated income Tax Returns filed with respect to Company for taxable periods ended December 31, 2011, 2010 and 2009. Company has delivered to Buyer correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by Company filed for the years ended December 31, 2011, 2010 and 2009. Company has timely and properly taken such actions in response to and in compliance with notices that Company has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e) Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Company is not a party to or bound by any Tax allocation or sharing agreement (other than an unwritten agreement with Company Bank and its subsidiaries). Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Company) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of Company (i) did not, as of December 31, 2011, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements delivered to the Buyer (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time in accordance with the past custom and practice of Company in filing its Tax Returns. Since December 31, 2011, Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

(h) Company shall not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) Company has not distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

Section 3.20 Investment Securities. Disclosure Schedule Section 3.20 sets forth as of the Company Balance Sheet Date, the investment securities of Company Bank, as well as any purchases or sales of such securities between June 30, 2012 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after the Company Balance Sheet Date. Except as set forth in Disclosure Schedule Section 3.20, neither Company nor any of its Affiliates has purchased or sold any such securities listed and described thereon. Neither Company or any of its Affiliates owns, individually or in the aggregate, in excess of 5% of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than Company Bank.

Section 3.21 Derivative Transactions.

(a) All Derivative Transactions entered into by Company or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable Laws and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Company or any of its Subsidiaries at the time of such Derivative Transaction. Company and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) Except as set forth in Disclosure Schedule Section 3.21, no Derivative Transaction, were it to be a Loan held by Company or Company Bank, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import.

(c) Each Derivative Transaction is listed on Disclosure Schedule Section 3.21, and the financial position of Company or Company Bank under or with respect to each has been reflected in the books and records of Company or Company Bank in accordance with GAAP, and no open exposure of Company or Company Bank with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exceeds $10,000.

Section 3.22 Regulatory Capitalization. Company Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Company is “well-capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

Section 3.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Disclosure Schedule Section 3.23, as of the date hereof, neither Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of June 30, 2012, over sixty (60) days delinquent in payment of principal or interest. Disclosure Schedule Section 3.23 identifies (x) each Loan that as of June 30, 2012 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Company, Company Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (y) each asset of Company or Company Bank that as of June 30, 2012 was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement, and (z) each of the Specified OREO Properties. Set forth in Disclosure Schedule Section 3.23 is a true and correct copy of Company Bank’s Policy Exception Report as of June 30, 2012.

(b) Each Loan held in Company Bank’s loan portfolio (“Company Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Company’s and Company Bank’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) All currently outstanding Company Loans were solicited, originated and, currently exist in material compliance with all applicable requirements of Law and Company Bank’s lending policies at the time of origination of such Company Loans, and the loan documents with respect to each such Company Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the Company Loans that are not reflected in the written records of Company Bank. All such Company Loans are owned by Company Bank free and clear of any Liens. No claims of defense as to the enforcement of any Company Loan have been asserted in writing against Company Bank for which there is a reasonable possibility of an adverse determination, and each of Company and Company Bank has no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to Company Bank. Except as set forth in Disclosure Schedule Section 3.23, none of the Company Loans are presently serviced by third parties, and there is no obligation which could result in any Company Loan becoming subject to any third party servicing.

(d) Neither Company nor Company Bank is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Company or Company Bank to repurchase from any such Person any Loan or other asset of Company or Company Bank, unless there is a material breach of a representation or covenant by the Company or its Subsidiaries.

Section 3.24 Allowance for Loan Losses. Company Bank’s allowance for loan losses as reflected in the balance sheet included in Company Bank’s Interim Financial Statements was, in the opinion of management, as of the date thereof, in compliance with Company Bank’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

Section 3.25 Trust Business; Administration of Fiduciary Accounts. Company and Company Bank do not engage in any trust business, nor does either administer or maintain accounts for which either acts as fiduciary (other than individual retirement accounts, Keogh accounts and health savings accounts), including, but not limited to, accounts for which either serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

Section 3.26 Investment Management and Related Activities. Except as set forth on Disclosure Schedule Section 3.26, none of Company, any Subsidiary or any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.27 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

Section 3.28 Deposit Insurance. The deposits of Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by Law, and Company Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Company’s or Company Bank’s Knowledge, threatened.

Section 3.29 CRA, Anti-money Laundering and Customer Information Security. Neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and neither Company nor Company Bank is aware of or has Knowledge (because of the Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2011, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

Section 3.30 Transactions with Affiliates. Except as set forth in Disclosure Schedule Section 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent (5%) or greater shareholder or other Affiliate of Company or any of its Subsidiaries, or to Company’s or Company Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business. Except as set forth in Disclosure Schedule Section 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers or other Affiliates. All agreements between Company and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

Section 3.31 Tangible Properties and Assets.

(a) Disclosure Schedule Section 3.31 sets forth a true, correct and complete list of all real property owned by Company and each of its Subsidiaries. Except as set forth in Disclosure Schedule Section 3.31, and except for properties and assets disposed of in the Ordinary Course of Business or as permitted by this Agreement, Company or its Subsidiary has good, valid and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for statutory Liens for amounts not yet delinquent.

(b) Disclosure Schedule Section 3.31 sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. To Company’s Knowledge, there has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To Company’s and Company Bank’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Except as set forth on Disclosure Schedule Section 3.31, there is no pending or, to Company’s or Company Bank’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain. Company and each of its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

(c) All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the owned real property or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of Company and its Subsidiaries.

Section 3.32 Intellectual Property. Disclosure Schedule Section 3.32 sets forth a true, complete and correct list of all Company Intellectual Property. Company or its Subsidiaries owns or has a valid license to use all Company Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Company and its Subsidiaries as currently conducted. The Company Intellectual Property owned by Company, and to Company’s Knowledge, all other Company Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Company nor any of its Subsidiaries has received notice challenging the validity or enforceability of Company Intellectual Property. To Company’s Knowledge, the conduct of the business of Company or any of its Subsidiaries does not violate, misappropriate or infringe upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Company or any of its Subsidiaries to own or use any of Company Intellectual Property.

Section 3.33 Insurance.

(a) Disclosure Schedule Section 3.33 identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, neither Company nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither Company nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) Disclosure Schedule Section 3.33 sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company or its Subsidiaries, including the value of BOLI as of the end of the month prior to the date hereof. The value of such BOLI is and has been fairly and accurately reflected in the balance sheet included in the Interim Financial Statements in accordance with GAAP.

Section 3.34 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.35 Proxy Statement-Prospectus. As of the date of the Proxy Statement- Prospectus and the date of the Company Meeting to which such Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Proxy Statement-Prospectus will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that information contained in any report or filing with the SEC in connection with such Proxy Statement-Prospectus as of a later date shall be deemed to modify information as of an earlier date.

Section 3.36 Disclosure. The representations and warranties contained in this ARTICLE III, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this ARTICLE III not misleading.

Section 3.37 No Knowledge of Breach. Company and Company Bank have no Knowledge of any facts or circumstances that would result in Buyer or Buyer Bank being in breach on the date of execution of this Agreement of any representations and warranties of Buyer or Buyer Bank set forth in ARTICLE IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01 Making of Representations and Warranties. Buyer and Buyer Bank hereby represent and warrant, jointly and severally, to Company that the statements contained in this ARTICLE IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE IV), except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02 Organization, Standing and Authority. Buyer is an Arkansas corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Buyer has full corporate power and authority to carry on its business as now conducted. Buyer is duly licensed or qualified to do business in the State of Arkansas and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification. Buyer Bank is an Arkansas state banking corporation duly organized, validly existing and in good standing under the laws of the State of Arkansas. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the FHLB-D.

Section 4.03 Capital Stock. The authorized capital stock of Buyer consists solely of (a) 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are outstanding and (b) 50,000,000 shares of Buyer Common Stock, of which, as of June 30, 2012, (i) 34,594,080 shares, including 201,900 shares of unvested restricted stock, were outstanding, (ii) no shares were held by Buyer Subsidiaries, and (iii) 855,300 shares were reserved for future issuance pursuant to outstanding options granted under the Buyer Benefit Plans. The outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Buyer shareholder. There are no options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Buyer is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries, except for (i) shares of Buyer Common Stock issuable pursuant to the Buyer Benefits Plans and (ii) by virtue of this Agreement. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights.

Section 4.04 Corporate Power. Buyer and Buyer Bank have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and each of Buyer and Buyer Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities.

Section 4.05 Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Buyer and Buyer Bank on or prior to the date hereof. No vote of the shareholders of Buyer is required by Law, the Articles of Incorporation of Buyer, the Bylaws of Buyer or otherwise to approve this Agreement and the transactions contemplated hereby. Buyer and Buyer Bank have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Company and Company Bank, this Agreement is a valid and legally binding obligation of Buyer and Buyer Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.06 SEC Documents; Other Reports.

(a) Buyer has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since December 31, 2007 (the “Buyer Reports”), and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports.

(b) Buyer and each of its Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to the Knowledge of Buyer, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since December 31, 2007 which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Buyer or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.07 Financial Statements; Undisclosed Liabilities.

(a) The consolidated financial statements of Buyer (including any related notes and schedules thereto) included in the Buyer Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Buyer included in its Annual Report filed on Form 10-K for the fiscal year ended December 31, 2011, and in the other Buyer Reports since December 31, 2011, as filed with the SEC, or (ii) liabilities incurred since June 30, 2012 in the Ordinary Course of Business, neither Buyer nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability that, either alone or when combined with all other liabilities of a type not described in clause (i) or (ii), has had, or would be reasonably expected to have, a Material Adverse Effect on Buyer.

Section 4.08 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries or affiliates in connection with the execution, delivery or performance by Buyer of this Agreement, or to consummate the transactions contemplated by this Agreement, except for (i) filings of applications or notices with, and consents, approvals or waivers by, the FRB, the FDIC, the Arkansas State Bank Department and the Alabama State Bank Department; (ii) the filing and effectiveness of the Registration Statement with the SEC; (iii) the approval of the listing on Nasdaq of the Buyer Common Stock to be issued in the Merger and (iv) the filing of the Articles of Merger with the Secretary of State of Alabama and the Secretary of State of Arkansas.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 4.08(a) and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of Buyer or any of its Subsidiaries or Affiliates, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries or Affiliates under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries or Affiliates is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.09 Agreements with Regulatory Agencies. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, a “Buyer Regulatory Agreement”), any Governmental Authority that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations, nor has Buyer or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Buyer Regulatory Agreement. To the Knowledge of Buyer, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to Buyer or any of its Subsidiaries.

Section 4.10 Absence of Certain Changes or Events. Except as reflected or disclosed in Buyer’s Annual Report on Form 10-K for the year ended December 31, 2011 or in the Buyer Reports since December 31, 2011, as filed with the SEC, there has been no change or development with respect to Buyer and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to Buyer or its Subsidiaries, and to the Knowledge of Buyer, no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Buyer in the future.

Section 4.11 Compliance with Laws. Buyer and each of its Subsidiaries is and since December 31, 2007 has been in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and the Dodd-Frank Act, except where the failure to be in such compliance would not have a Material Adverse Effect with respect to Buyer.

Section 4.12 Proxy Statement-Prospectus Information; Registration Statement. As of the date of the Proxy Statement-Prospectus and the date of the Company Meeting to which such Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement-Prospectus and the registration statement on Form S-4 (the “Registration Statement”) prepared pursuant to the Securities Act and the regulations thereunder, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that any information contained in any Buyer Report as of a later date shall be deemed to modify information as of an earlier date.

Section 4.13 Brokers. None of Buyer, Buyer Bank or any of their officers or trustees has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, for which Company or Company Bank will be liable or have any obligation with respect thereto.

Section 4.14 Tax Matters. Buyer and each of its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Law or regulation. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Buyer and which Buyer is contesting in good faith. Neither Buyer nor any of its Subsidiaries currently has any open tax years prior to 2009. Since December 31, 2007, no claim has been made by an authority in a jurisdiction where Buyer does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Buyer or any of its Subsidiaries.

Section 4.15 Regulatory Capitalization. Buyer Bank is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

Section 4.16 No Financing. Buyer has and will have as of the Effective Time, without having to resort to external sources, sufficient capital to effect the transactions contemplated by this Agreement.

Section 4.17 Deposit Insurance. The deposits of Buyer Bank are insured by the FDIC in accordance with the FDIA to the full extent permitted by Law, and Buyer Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Buyer’s or Buyer Bank’s Knowledge, threatened.

Section 4.18 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by Buyer or any of its Subsidiaries to, and neither Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent (5%) or greater shareholder or other Affiliate of Buyer or any of its Subsidiaries, or to Buyer’s or Buyer Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Buyer or any of its Subsidiaries and other than deposits held, loans made by or to or payments due to or from Buyer or Buyer Bank or their respective Affiliates for bona fide goods and services rendered by or to Buyer or Buyer Bank in the Ordinary Course of Business in compliance with applicable Laws. Except as set forth above, neither Buyer nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers or other Affiliates. All agreements between Buyer and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

Section 4.19 Disclosure. The representations and warranties contained in this ARTICLE IV, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this ARTICLE IV not misleading.

Section 4.20 No Knowledge of Breach. Buyer and Buyer Bank have no Knowledge of any facts or circumstances that would result in Company or Company Bank being in breach on the date of execution of this Agreement of any representations and warranties of Company or Company Bank set forth in ARTICLE III.

ARTICLE V

COVENANTS

Section 5.01 Covenants of Company. During the period from the Company Balance Sheet Date (except where a different commencement date for the observance or performance of a covenant is specifically referenced in this Section 5.01) and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer (which, in each instance set forth in Section 5.01(q), Section 5.01(r) and Section 5.01(s), where Buyer’s prior consent or written consent is required, shall not be unreasonably withheld, conditioned or delayed), Company shall carry on its business, including the business of each of its Subsidiaries, only in the Ordinary Course of Business and consistent with prudent banking practice, and in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, Company and each of its Subsidiaries shall, in respect of loan loss provisioning, securities, portfolio management, compensation and other expense management and other operations which might impact Company’s equity capital, operate only in the Ordinary Course of Business and, where specifically required in this Section 5.01, only with Buyer’s approval or mutual agreement. Company will use commercially reasonable efforts to (i) preserve its business organization intact, (ii) keep available to itself and Buyer the present services of the current officers and employees of Company and its Subsidiaries and (iii) preserve for itself and Buyer the goodwill of the customers of Company and others with whom business relationships exist. Without further limiting the generality of the foregoing provisions in this Section 5.01, and except as set forth in the Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by Buyer, neither Company nor any of its Subsidiaries shall, subsequent to the Company Balance Sheet Date:

(a) Stock. (i) Except as contemplated in clause (b) of Section 3.03, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by this Agreement, accelerate the vesting of any existing Rights, or (iii) except as expressly permitted by this Agreement, change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(b) Dividends; Other Distributions. On or after June 30, 2012, declare, set aside or pay any dividends on or make other distributions (whether in cash or otherwise) in respect of any of its capital stock.

(c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in compensation to employees in the Ordinary Course of Business and pursuant to polices currently in effect, provided that such increases shall not result in an annual adjustment in total compensation of more than 4% for any individual or 3% in the aggregate for all employees of the Company or any of its Subsidiaries other than as disclosed on Disclosure Schedule Section 5.01(c), (ii) as may be required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date hereof, as previously disclosed to Buyer and set forth on Disclosure Schedule Section 5.01(c), (iv) bonus payments in the Ordinary Course of Business and pursuant to policies currently in effect, provided that such payments shall not exceed the aggregate amount set forth on Disclosure Schedule Section 5.01(c) and shall not be paid to any individual for whom such payment would be an “excess parachute payment” as defined in Section 280G of the Code.

(d) Hiring; Promotions. (i) Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $30,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business, or (ii) promote any employee, except to satisfy contractual obligations existing as of the date hereof and set forth on Disclosure Schedule Section 5.01(d), if any.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with Buyer, (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Disclosure Schedule Section 5.01(e)), or (iii) as previously disclosed to Buyer and set forth on Disclosure Schedule Section 5.01(e), any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Company or any of its Subsidiaries.

(f) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth on Disclosure Schedule Section 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement in the Ordinary Course of Business or as contemplated in clause (b) of Section 3.03.

(g) Dispositions. Except in the Ordinary Course of Business or with respect to the Specified OREO Properties, sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, including OREO, or cancel or release any indebtedness owed to Company or any of its

Subsidiaries, provided, however, that any sales of the Specified OREO Properties must be on terms which are non-recourse to Company and Company Bank, except in connection with customary loan provisions agreed to between Buyer and Company and included in any loan or financing in respect of such sale or other disposition to a Person or Persons acquiring any such Specified OREO Properties who are not Affiliates of Company or Company Bank. Neither Company nor Company Bank shall make any representations or give any warranties concerning the Specified OREO Properties in any such sale or other disposition, except as otherwise expressly agreed to in writing by Buyer. Neither Company nor Company Bank shall make, approve or authorize any loan or financing in respect of a sale or other disposition of any of the Specified OREO Properties without first obtaining Buyer’s written consent.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Except as set forth on Disclosure Schedule Section 5.01(i), make any capital expenditures, other than capital expenditures in the Ordinary Course of Business, in amounts exceeding $10,000 in the aggregate.

(j) Governing Documents. Amend Company’s Articles of Incorporation or Bylaws or any equivalent documents of Company’s Subsidiaries.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP.

(l) Contracts. Except as set forth on Disclosure Schedule Section 5.01(l), enter into, amend, modify or terminate any Material Contract, Lease or Insurance Policy.

(m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $10,000 individually or $25,000 in the aggregate and/or would impose any material restriction on the business of Company or any of its Subsidiaries.

(n) Banking Operations. Enter into any new material line of business; change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract or commitment with respect to branching or site location or branching or site relocation.

(o) Derivative Transactions. Enter into any Derivative Transaction.

(p) Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, FHLB-A borrowings or federal funds purchased, in each case in the Ordinary Course of Business) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(q) Investment Securities. Acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment, unless such acquisition, sale or disposal is mutually agreed in writing by Company and Buyer (provided that any such agreement of Buyer will not be unreasonably withheld, conditioned or delayed), nor change the classification method for any security in Company Bank’s investment portfolio from “held to maturity” to “available for sale” nor from “available for sale” to “held to maturity,” as those terms are used in ASC 320. Company and Buyer agree that notwithstanding any other provision in this Agreement to the contrary, the value of any securities acquired by Company or Company Bank pursuant to the mutual agreement of Company and Buyer under this Section 5.01(q) shall not be adjusted upward or downward prior to the Effective Time after their purchase or acquisition, but shall continue to be reflected at cost, in any Closing Date Mark-to-Market Valuation made as part of the Closing Securities Valuation.

(r) Deposits. Make any changes to deposit pricing that are not consented to in writing by Buyer (provided that any requisite consent of Buyer will not be unreasonably withheld, conditioned or delayed).

(s) Loans. Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed on Disclosure Schedule Section 5.01(s), make, renew, renegotiate, increase, extend or modify any (A) unsecured loan, (B) loan secured by other than a first lien, (C) loan in excess of FFIEC regulatory guidelines relating to loan to value ratios, or (D) any secured loan over $50,000, unless any such loan or extension of credit has been expressly consented to in writing by Buyer (which consent will not be unreasonably withheld or delayed).

(t) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof.

(u) Taxes. Except as required by applicable law:

(i) Make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided, that, for purposes of this subsection (u), “material” shall mean affecting or relating to $10,000 or more in taxes or $25,000 or more of taxable income.

(ii) Knowingly take any action that would prevent or impede the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(v) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company or Company Bank under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which either Company or Company Bank is a party or by which either of them or their respective properties are bound or under which either of them or their respective assets, business, or operations receives benefits.

(w) Environmental Assessments. Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) 1527-05 Phase I Environmental Site Assessment of the property that satisfies the requirements of 40 CFR Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.

(x) Adverse Actions. Take any action or fail to take, or adopt any resolutions of its board of directors in support of, any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in ARTICLE VI not being satisfied or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law or regulation.

(y) Common Stock Purchase. Expect as contemplated in clause (b) of Section 3.03, directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(z) Facilities. Except as set forth in the Disclosure Schedule Section 5.01(z) or as required by Law, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility.

(aa) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02 Covenants of Buyer.

(a) Affirmative Covenants. From the date hereof until the Effective Time, Buyer will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.

(b) Negative Covenants. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Company, Buyer will not, and will cause each of its Subsidiaries not to take any action or fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to prevent or impair Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement.

Section 5.03 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in ARTICLE VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 Shareholder Approval. Company agrees to take, in accordance with applicable Law, the Articles of Incorporation of Company and the Bylaws of Company, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated hereby (including any adjournment or postponement, the “Company Meeting”) and shall take all lawful action to solicit such approval by such shareholders. Company agrees to use commercially reasonable efforts to convene the Company Meeting within sixty (60) days following the time when the Registration Statement becomes effective. Except with the prior approval of Buyer, no other matters shall be submitted for the approval of Company shareholders at the Company Meeting. Subject to Section 5.09, the board of directors of Company shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of Company and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to Buyer or take any other action or make any other public statement inconsistent with such recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would result in a breach of the fiduciary duties of Company’s board of directors. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.

Section 5.05 Registration Statement; Proxy Statement-Prospectus; Nasdaq Listing; Deposit of Aggregate Cash Consideration.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus and all related documents). Each of Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Company’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.

(b) Buyer will advise Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each party will notify the other party promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Proxy Statement-Prospectus, or for any other filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement-Prospectus, the Merger or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement, Company and Buyer shall use their commercially reasonable efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders such amendment or supplement.

(d) Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and Buyer will provide Company and its counsel with a copy of all such filings made with the SEC.

(e) Buyer agrees to use its commercially reasonable best efforts to list on Nasdaq, prior to the Effective Date, the shares of Buyer Common Stock to be issued in connection with the Merger.

(f) Buyer shall deposit with the Exchange Agent prior to the Closing Date the Aggregate Cash Consideration and the Aggregate Stock Consideration (rounded to the nearest number of whole shares) to be issued as part of the Merger Consideration, together with cash representing the value of any fractional shares of Buyer Common Stock to be delivered to Company shareholders, and if applicable, cash in an aggregate amount sufficient to make the appropriate payments to the holders of Dissenting Shares.

Section 5.06 Regulatory Filings; Consents.

(a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable efforts (i) to prepare all documentation (including the Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Company or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or any of its Subsidiaries (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

(b) Company will notify Buyer promptly and shall promptly furnish Buyer with copies of notices or other communications received by Company or any of its Subsidiaries of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives) and (iii) any legal actions threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives). With respect to any of the foregoing, Company will consult with Buyer and its representatives as often as practicable under the circumstances so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing; provided, however, that Company shall have the authority to make any final decision regarding an issue set forth in this Section 5.06(b) that does not materially increase the cost of doing business by the Surviving Entity or Buyer Bank after the Effective Time or impose or result in any restrictions on the operations of the Surviving Entity or Buyer Bank after the Effective Time.

(c) Buyer will notify Company promptly and shall promptly furnish Company with copies of notices or other communications received by Buyer or any of its Subsidiaries of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Buyer or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from Buyer or its representatives), and (iii) any legal actions threatened or commenced against or otherwise affecting Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from Company, its Subsidiaries or its representatives).

Section 5.07 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by Law. Without limiting the reach of the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Company and its Subsidiaries shall coordinate with Buyer regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated hereby.

Section 5.08 Access; Information.

(a) Company agrees that upon at least forty-eight (48) hours’ notice and subject to applicable Laws relating to the exchange of information, Company shall afford Buyer and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to Company’s and Company’s Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information relating to them as the Buyer may reasonably request and, during such period, shall from time to time furnish promptly to the Buyer all information concerning the business, properties and personnel of Company and its Subsidiaries as the Buyer may reasonably request.

(b) In addition to Buyer’s continuing right of access to Company and Company Bank’s properties, books, records and personnel set forth in Section 5.08(a), not later than five (5) Business Days prior to the Closing Date, Company shall obtain and cause to be delivered simultaneously to Company and Buyer for their respective review and approval a current valuation, as of a date not more than ten (10) Business Days prior to the Closing Date, of all securities in the investment portfolio of Company Bank. Such valuation shall initially be prepared by BBVA Compass Bank (“BBVA”), and shall follow the methodology, procedures and approach consistent with those employed in the July 31, 2012 investment portfolio valuation prepared by BBVA for Company and Company Bank. Neither party will discuss the valuation with BBVA or attempt to influence BBVA’s valuation in any way. Each party shall have one (1) Business Day after receipt to evaluate the BBVA report, including the Closing Date Mark-to-Market Valuation, and either accept it or request a second valuation. If either party requests a second valuation then both Buyer and Company will jointly present a request for a second Closing Date Mark-to-Market Valuation (the “Second Valuation”) to First Tennessee Bank, N.A. (“First Tennessee”). To the extent any of the securities in Company Bank’s investment portfolio are not valued by First Tennessee, a third nationally recognized valuation service to be selected by mutual agreement of the parties shall value those specific securities, such valuation to comprise part of the Second Valuation. If the resulting Closing Date Mark-to-Market Valuation arrived at using the Second Valuation differs from the resulting Closing Date Mark-to-Market Valuation determined using the BBVA valuation by one percent (1%) or less, the resulting Closing Date Mark-to-Market valuation provided by BBVA will be used by the parties in connection with the Closing of the transactions contemplated by this Agreement. If the resulting Closing Date Mark-to-Market Valuation arrived at using the Second Valuation differs from the resulting Closing Date Mark-to-Market Valuation using the BBVA valuation by more than one percent (1%), the mean average of the Closing Date Mark-to-Market Valuations in the BBVA valuation and the Second Valuation will be used by the parties in connection with the Closing of the transactions contemplated by this Agreement. The (i) BBVA Closing Date Mark-to-Market Valuation or (ii) mean average of such valuation and the Closing Date Mark-to-Market Valuation contained as part of the Second Valuation, whichever is applicable, is referred to in this Agreement as the “Closing Securities Valuation.”

(c) No investigation by Buyer or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of Company set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated hereby.

Section 5.09 No Solicitation by Company; Superior Proposals.

(a) The Company and its Subsidiaries shall immediately cease, and Company and its Subsidiaries shall cause each of their respective representatives to immediately cease, any discussions or negotiations with any parties conducted prior to the date hereof with respect to an

Acquisition Proposal. After the execution and delivery of this Agreement, Company and its directors, executive officers and Subsidiaries shall not, and Company shall cause each of its and its Subsidiaries’ representatives not to, directly or indirectly, solicit, initiate or encourage any inquiry with respect to, or the making of, any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, and except to the extent necessary to comply with the fiduciary duties of Company’s board of directors, taking into account the advice of outside legal counsel to such board of directors, shall not (i) participate in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information relating to an Acquisition Proposal to, any Person that has made or, to Company’s Knowledge, has indicated without solicitation that it is considering making an Acquisition Proposal, or (ii) engage in discussions regarding an Acquisition Proposal with any Person that has made, or, to Company’s Knowledge, without solicitation, is considering making, an Acquisition Proposal, except to notify such Person of the existence of the provisions of this Section 5.09.

(b) Company may communicate information about an Acquisition Proposal to its shareholders pursuant to this Section 5.09, only if and to the extent Company’s board of directors determines, after receiving the advice of its outside financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal and that it is required to do so in order for Company’s board of directors to comply with its fiduciary duties. The board of directors of Company shall not (i) withhold, withdraw or modify (or publicly propose to withhold, withdraw or modify), in a manner adverse to Buyer, its recommendation referred to in Section 5.04, or (ii) approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal, unless the board of directors determines that such Acquisition Proposal constitutes a Superior Proposal and the board of directors complies with the provisions of paragraph (c) of this Section 5.09. Company shall not, and its board of directors shall not allow Company to, and Company shall not allow any of its Subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal unless Company’s board of directors shall have determined pursuant to this paragraph (b) that such Acquisition Proposal constitutes a Superior Proposal and the board of directors complies with the provisions of paragraph (c) of this Section 5.09.

(c) Before Company’s board of directors may change its recommendation or terminate this Agreement and enter into a binding written agreement with respect to a Superior Proposal, (i) Company shall give Buyer at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and shall contemporaneously provide Buyer a copy of the Superior Proposal, a copy of any proposed transaction agreements with the Person making such Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to Company, a written summary of the material terms thereof), (ii) Company shall negotiate in good faith with Buyer during such notice period, to the extent Buyer wishes to negotiate, to enable Buyer to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (iii) following the end of such notice period, Company’s Board of Directors shall consider in good faith any revisions to the terms of this Agreement proposed in writing by Buyer, and shall, after consultation with its outside financial advisor and outside legal counsel, determine whether, after giving effect to such revisions, the competing proposal continues to constitute a Superior Proposal, and (iv) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, deliver to Buyer an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) shall commence, during which time Company shall be required to comply with the requirements of this paragraph (c) of this Section 5.09 anew with respect to such additional notice, including clauses (i) through (iv) above.

(d) Nothing contained in this Agreement shall prohibit Company from informing any Person of the existence of the provisions contained in this Section 5.09.

(e) As used in this Section 5.09, “Acquisition Proposal” means any proposal for a merger or other business combination involving Company, Company Bank or any of their respective Subsidiaries or for the acquisition of a significant equity interest in Company, Company Bank or any of their respective Subsidiaries or for the acquisition of a significant portion of the assets or liabilities of Company, Company Bank or any of their respective Subsidiaries.

(f) As used in this Section 5.09, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Company, the shareholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that Company’s board of directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such takeover proposal, and (B) taking into account any changes to this Agreement proposed by Buyer in response to such takeover proposal, as contemplated by paragraph (c) of this Section 5.09, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the shareholders of Company from a financial point of view than the Merger.

Section 5.10 Indemnification.

(a) For a period of six (6) years from and after the Effective Time, Buyer shall indemnify, defend and hold harmless the present and former directors, officers and employees of Company and its Subsidiaries (the “Indemnified Parties”), against all costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, settlements or liabilities as incurred, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a “Claim”), arising out of actions or omissions of such Persons in the course of performing their duties for Company or Company Bank occurring at or before the Effective Time (including the transactions contemplated hereby), (1) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the articles of incorporation and bylaws of Company or its Subsidiaries, in effect on the date of this Agreement with Company and its Subsidiaries, and (2) without limitation of clause (1), to the fullest extent permitted by Buyer’s Articles of Incorporation and Bylaws.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify Buyer upon learning of any Claim, provided that failure so to notify shall not affect the obligation of Buyer under this Section 5.10, unless, and only to the extent that, Buyer is actually and materially prejudiced in the defense of such Claim as a consequence.

(c) For a period of six years following the Effective Time, Buyer will use its reasonable best efforts to provide director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Company or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage currently provided by Company; provided that if Buyer is unable to maintain or obtain the insurance called for by this Section 5.10, Buyer will use all reasonable best efforts to obtain as much comparable insurance as is reasonably available; and provided, further, that officers and directors of Company or its Subsidiaries may be required to make application and provide customary representations and warranties to Buyer’s insurance carrier for the purpose of obtaining such insurance; and provided, further, that in satisfaction of its obligations under this paragraph (c), Buyer may require Company to purchase, prior to but effective as of the Effective Time, tail insurance providing such coverage prior to the Closing (at a cost not to exceed 150% of the annual premiums paid by the Company for D&O Insurance in effect as of the date of this Agreement).

(d) If Buyer or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Buyer and its Subsidiaries shall assume the obligations set forth in this Section 5.10.

The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by each Indemnified Party, and each Indemnified Party’s heirs and personal and legal representatives.

Section 5.11 Employees; Benefit Plans.

(a) All Company Employees to whom Buyer in its sole discretion offers employment at or prior to the Effective Time shall be retained as “at will” employees after the Effective Time as employees of Buyer Bank so long as such Company Employees accept the terms and conditions of employment specified by Buyer; provided, that continued retention by Buyer Bank of such employees subsequent to the Effective Time shall be subject to Buyer Bank’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance. In addition, Company and Company Bank agree, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company Employees a reasonable time in advance of the Closing Date regarding employment, consulting or other arrangements to be effective prior to or following the Effective Time. Prior to the Effective Time, any interaction between Buyer and Company’s employees shall be coordinated by Company.

(b) Company Employees (other than those listed on Disclosure Schedule Section 5.11 who are parties to an employment, change of control or other type of agreement which provides for severance) as of the date of the Agreement who remain employed by Company or any of its Subsidiaries as of the Effective Time and whose employment is terminated by Buyer or Buyer Bank (absent termination for cause as determined by the employer) within one hundred twenty (120) days after the Effective Time shall receive severance pay equal to one (1) week of base weekly pay for each completed year of employment service commencing with any such employee’s most recent hire date with Company or any of its Subsidiaries and ending with such employee’s termination date with Buyer, with a maximum payment equal to twelve (12) weeks of base pay. Such severance pay will be made at regular payroll intervals, and in no event will severance pay extend beyond the last day of the second taxable year following the taxable year of an individual’s involuntary separation. Such severance payments will be in lieu of any severance pay plans that may be in effect at Company or any of its Subsidiaries prior to the Effective Time. No officer or employee of the Company or any Subsidiary is, or shall be, entitled to receive duplicative severance payments and benefits under (i) an employment or severance agreement; (ii) a severance or change of control plan; (iii) this section; or (iv) any other program or arrangement.

(c) Not later than three (3) Business Days prior to the Closing Date, Company shall (i) take all action required to cause the Company’s obligations under its existing pension plan described in Disclosure Schedule Section 3.16(a), and any other Company Benefit Plan that has liabilities in respect of its participants, to be fully funded to the extent necessary to pay out all required benefits, (ii) terminate all such plans and (iii) pay out any vested benefits thereunder to participating and eligible Company employees in such form or forms as Company elects and as permitted or required under applicable Law. For any Company Benefit Plan terminated for which there is a comparable Buyer Benefit Plan of general applicability, Company Employees shall be entitled to participate in such Buyer Benefit Plan to the same extent as similarly-situated employees of Buyer or Buyer Bank (it being understood that inclusion of Company Employees in the Buyer Benefit Plans may occur at different times with respect to different plans). To the extent feasible under any of such plans, Company Employees shall be given credit for prior service or employment with Company and eligible for any increased benefits under such plans that would apply to such employees as if they had been eligible for such benefits as of the Effective Time, based on the length of service or employment with Company or Company Bank. Notwithstanding the foregoing, the Buyer may amend or terminate any Buyer Benefit Plan at any time in its sole discretion.

(d) If employees of Company or any of its Subsidiaries become eligible to participate in a medical, dental or health plan of Buyer or Buyer Bank upon termination of such plan of Company or any of its Subsidiaries, Buyer shall use commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Buyer or Buyer Bank, (ii) provide full credit under such plans for any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(e) Except to the extent otherwise provided in this Section 5.11, Buyer shall honor, and the Surviving Entity shall continue to be obligated to perform, all employment, severance, deferred compensation, retirement or “change-in-control” agreements, plans or policies of the Company, but only if such obligations, rights, agreements, plans or policies are set forth in Disclosure Schedule Section 5.11. Buyer acknowledges that the consummation of the Merger will constitute a “change-in-control” of the Company for purposes of any benefit plans, agreements and arrangements of the Company. Nothing herein shall limit the ability of Buyer or Buyer Bank to amend or terminate any of the Company Benefit Plans or Buyer Benefit Plans in accordance with their terms at any time, subject to vested rights of employees and directors that may not be terminated pursuant to the terms of such Company Benefit Plans.

(f) Nothing in this Section 5.11, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11. Without limiting the foregoing, no provision of this Section 5.11 will create any third party beneficiary rights in any current or former employee, director or consultant of Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 5.11 is intended (i) to amend any Company Benefit Plan or any Buyer Benefit Plan, (ii) interfere with Buyer’s or the Surviving Entity’s right from and after the Closing Date to amend or terminate any Company Benefit Plan that is not terminated prior to the Effective Time or Buyer Benefit Plan, (iii) interfere with Buyer’s or the Surviving Entity’s right from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor or consultant or (iv) interfere with Buyer’s indemnification obligations set forth in Section 5.10.

Section 5.12 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect with respect to its respective Subsidiary bank or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiary bank’s representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), Company will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to any Disclosure Schedule or provision of information relating to the subject matter of any Disclosure Schedule after the date of this Agreement shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.02(a) or Section 6.03(a) hereof, as the case may be, or compliance by Buyer or Company with the respective covenants and agreements of such parties set forth herein.

Section 5.13 Current Information. During the period from the date of this Agreement to the Effective Time, each of Company and Buyer will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of the other party and to report the general status of the ongoing operations of Company and its Subsidiaries and Buyer and its Subsidiaries, respectively. Without limiting the foregoing, Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority within one (1) Business Day following the filing thereof and (ii) by 10:00 a.m., Central Time, on each Business Day, a copy of Company Bank’s Daily Statement of Condition for the preceding Business Day.

Section 5.14 Board Packages. Company shall distribute a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time and in the same manner in which it distributes a copy of such package to the board of directors of Company or Company Bank, as the case may be; provided, however, that Company shall not be required to copy Buyer on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any other matter that Company’s board of directors has been advised by counsel that such distribution to Buyer may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of the Company’s attorney-client privilege.

Section 5.15 Transition; Informational Systems Conversion. From and after the date hereof, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Informational Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. Buyer shall promptly reimburse Company on request for any reasonable out-of-pocket fees, expenses or charges that Company may incur as a result of taking, at the request of Buyer, any action prior to the Effective Time to facilitate the Informational Systems Conversion.

Section 5.16 Access to Customers and Suppliers. From and after the date hereof, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to customers and suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of the Buyer. Any interaction between Buyer and Company’s customers and suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s customers and suppliers.

Section 5.17 Environmental Assessments.

(a) Upon Buyer’s request, and to the extent that Company or Company Bank does not have reasonably current Phase I reports meeting the standards described below already in its possession, Company shall cooperate with and grant access to an environmental consulting firm selected and paid for by Company and reasonably acceptable to Buyer (the “Environmental Consultant”), during normal business hours (or at such other times as may be agreed to by Company), to any property set forth on Disclosure Schedule Section 3.31, for the purpose of conducting an ASTM Phase I, as it relates to providing an environmental site assessment to determine whether any such property may be impacted by a “recognized environmental condition,” as that term is defined by ASTM. Each Phase I shall be delivered in counterpart copies to Buyer and Company, and will include customary language allowing both Buyer and Company to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I to Company and Buyer for review and comment prior to the finalization of such report.

(b) To the extent the final version of any Phase I identifies any “recognized environmental condition,” Company shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by Company), to the property covered by such Phase I for the purpose of conducting a Phase II limited site assessment paid for by Company (“Phase II Assessment”), including subsurface investigation of soil, soil vapor, and groundwater, designed to further investigate and evaluate any “recognized environmental condition” identified in the Phase I.

(c) Where any Phase I identifies the presence or potential presence of radon, asbestos containing materials, mold, microbial matter, or polychlorinated biphenyls (“Non-scope Issues”), Company shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by Company) to the property covered by such Phase I, for the purpose of conducting surveys and sampling of indoor air and building materials designed to investigate such identified Non-scope Issue, paid for by Company.

(d) Any work conducted by the Environmental Consultant pursuant to subsections (b) and (c) (“Additional Environmental Assessment”) will be pursuant to a scope of work prepared by the Environmental Consultant and reasonably acceptable to Company and Buyer.

(e) The reports of any Additional Environmental Assessment will be given directly to Buyer and to Company by the Environmental Consultant.

(f) In the event that Buyer wishes the Environmental Consultant or another qualified environmental consultant to undertake environmental assessment activities in addition to those described above, it may do so provided that (i) it obtains prior written consent from Company (not to be unreasonably withheld, conditioned or delayed) and (ii) it pays for the costs of such additional assessment activities.

Section 5.18 Certain Litigation. In the event that any shareholder litigation related to this Agreement or the Merger and the other transactions contemplated by this Agreement is brought, or, to Company’s Knowledge, threatened, against Company and/or the members of the board of directors of Company prior to the Effective Time, Company shall give Buyer the opportunity to participate in the defense or settlement of such litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld). Company shall promptly notify Buyer of any such shareholder litigation brought, or threatened, against Company and/or members of the board of directors of Company within two (2) Business Days after Company receives notice of any such claim or threat, and shall keep Buyer reasonably informed with respect to the status thereof.

Section 5.19 Director Resignations. Company shall use commercially reasonable efforts to cause to be delivered to Buyer resignations of all the directors of its Subsidiaries (other than Company Bank) to be effective as of the Effective Time.

Section 5.20 Coordination.

(a) Prior to the Effective Time, Company and Company Bank shall take any actions Buyer may reasonably request from time to time to better prepare the parties for integration of the operations of Company Bank with Buyer Bank. Without limiting the foregoing, senior officers of Company and Buyer shall meet from time to time as Buyer may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of Company and Company Bank, and Company shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company and Company Bank shall permit representatives of Buyer Bank to be onsite at Company Bank to facilitate integration of operations and assist with any other coordination efforts as necessary.

(b) Upon the satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b) and consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied no later than the Effective Time, on a basis that is consistent with that of Buyer. From the date of execution of this Agreement and prior to the Effective Time, as more particularly set forth in and subject to the provisions of Section 5.01(q), Company shall use commercially reasonable efforts to cause Company Bank to sell or otherwise divest itself of such investment securities and loans as are identified by Buyer and agreed to in writing between Company and Buyer from time to time prior to the Closing Date, such identification to include a statement as to Buyer’s business reasons for such divestitures.

(c) Upon the satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), Company and Company Bank shall, consistent with GAAP and regulatory accounting principles, use their commercially reasonable efforts to implement at Buyer’s request, and so as to be applied no later than the Effective Time, internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirements under Section 404 of the Sarbanes-Oxley Act. No accrual or reserve or change in policy or procedure made by Company or any of its Subsidiaries pursuant to this Section 5.20 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Company or its management with any such adjustments.

(d) Subject to Section 5.20(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to the Buyer under Financial Accounting Standards Board Accounting Standards Codification Topic 805 (Business Combinations), and (ii) to maximize potential benefits to the Buyer and its Subsidiaries under Code Section 382 in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations.

Section 5.21 Bank Merger. Buyer and Company agree to take all action necessary and appropriate, including causing the entering into of an appropriate Plan of Bank Merger, to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger as of the Effective Time or such later time, if any, as determined by Buyer.

Section 5.22 Transactional Expenses. Company shall not incur any investment banking, brokerage, finder’s or other similar financial advisory fees in connection with the transactions contemplated by this Agreement, including any success fees or similar fees payable to Company, Company Bank or any of their Affiliates, other than those expressly set forth in Disclosure Schedule Section 5.22.

Section 5.23 Assumption by Buyer of Certain Obligations. At or before the Closing, Buyer shall deliver agreements or supplemental indentures as required and in a form reasonably satisfactory to the Company, as of the Effective Time, in order to assume expressly the due and punctual performance and observance of each and every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Company) of the indentures, trust agreements and guarantee agreements entered into by the Company. Disclosure Schedule Section 5.23 lists all of the indentures, trust agreements and guarantee agreements entered into by the Company.

Section 5.24 Confidentiality. In addition to the parties’ respective obligations under the existing non-disclosure agreement previously entered into between the parties or their duly authorized representatives, which obligations are hereby reaffirmed and adopted, and incorporated by reference herein, each party hereto shall, and shall cause its directors, Executive Officers, advisers and agents to, maintain the confidentiality of all confidential information, whether written or oral, furnished to it by the other party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. For purposes of this Section 5.24, the term “confidential information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a non-confidential basis from a source other than the non-disclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Shareholder Vote. This Agreement and the transactions contemplated hereby shall have received the Requisite Company Shareholder Approval at the Company Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated. None of such Regulatory Approvals shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) Tax Opinions Relating to the Merger. Buyer shall have received an opinion, addressed to Buyer, from Kutak Rock LLP dated as of the Closing Date, in substance and form reasonably satisfactory to Buyer to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger and Bank Merger, considered together as a single integrated transaction, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Kutak Rock LLP may require and rely upon representations contained in certificates of officers of each of Buyer and Company.

Section 6.02 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Company shall have received a certificate dated as of the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and the Chief Financial Officer to such effect.

(c) Other Actions. Buyer shall have furnished Company with such certificates of their respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.02 as Company may reasonably request.

(d) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Buyer and its Subsidiaries being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

Section 6.03 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger also are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Company Common Stock. The number of shares of Company Common Stock outstanding as of the Closing Date of this Agreement shall not exceed Twenty-Four Thousand Eight Hundred Fifty-Two (24,852) shares.

(b) Representations and Warranties. The representations and warranties of Company and its Subsidiaries set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of Company and its Subsidiaries by the Company’s Chief Executive Officer and Chief Financial Officer to such effect.

(c) Performance of Obligations of Company. Company shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by the Chief Executive Officer and Chief Financial Officer of Company to such effect.

(d) Plan of Bank Merger. The Plan of Bank Merger shall have been executed and delivered concurrently with or immediately following approval of the Merger by Company’s shareholders at the Company Meeting.

(e) Other Actions. The Company’s board of directors shall have approved this Agreement and the transactions contemplated herein and shall not have (i) withheld, withdrawn or modified (or publicly proposed to withhold, withdraw or modify), in a manner adverse to Buyer, its recommendation referred to in Section 5.04, (ii) approved or recommended (or publicly proposed to approve or recommend) any Superior Proposal, or (iii) allowed Company or any of its Subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Superior Proposal. Company shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.03 as Buyer may reasonably request.

(f) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Company and its Subsidiaries being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

Section 6.04 Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Buyer and Company if the board of directors of Buyer and the board of directors of Company each so determines by vote of a majority of the members of its entire board.

(b) No Regulatory Approval. By Buyer or Company, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, nonappealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) No Shareholder Approval. By either Buyer or Company (provided in the case of Company that it shall not be in material breach of any of its obligations under Section 5.04), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect”, a material breach of any of such representations or warranties by the other party and (ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect”, any breach of any of such representations or warranties by the other party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the party committing such breach from the other party hereto or (z) two (2) Business Days prior to the Termination Date, or which breach, by its nature, cannot be cured prior to the Closing.

(e) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the party committing such breach from the other party hereto or (ii) two (2) Business Days prior to the Termination Date, or which breach, by its nature, cannot be cured prior to the Closing.

(f) Delay. It being understood that the parties shall use good faith efforts to submit regulatory filings in a timely manner and to take such other commercially reasonable actions with the intent of facilitating a closing on or before December 31, 2012, by either Buyer or Company if the Merger shall not have been consummated on or before February 28, 2013 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Failure to Recommend; Etc. In addition to and not in limitation of Buyer’s termination rights under Section 7.01(e), at any time prior to the Company Meeting, by Buyer if (i) Company shall have materially breached its obligations under Section 5.09, (ii) the board of directors of Company shall have failed to make its recommendation referred to in Section 5.04 or withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Buyer, (iii) the board of directors of Company shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in a transaction resulting from a Superior Proposal with any Person, or (iv) Company shall have materially breached its obligations under Section 5.04 by failing to call, give notice of, convene and hold the Company Meeting in accordance with Section 5.04.

(h) Buyer Stock Price. By either Company or Buyer, if the Buyer Average Stock Price is less than Twenty-Seven Dollars ($27.00) per share.

Section 7.02 Termination Fee; Liquidated Damages.

(a) In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, Company shall pay to Buyer by wire transfer of immediately available funds a termination fee equal to five percent (5%) of the greater of the Purchase Price or, if applicable, the Adjusted Purchase Price (the “Termination Fee”) in the event Buyer terminates this Agreement pursuant to Section 7.01(g), in which case Company shall pay the Termination Fee within two (2) Business Days after receipt of Buyer’s notification of such termination.

(b) The parties hereto agree and acknowledge that if Buyer terminates this Agreement pursuant to Section 7.01(d) or Section 7.01(e) by reason of Company’s or Company Bank’s material breach of the provisions of this Agreement contemplated by Section 7.01(d) or Section 7.01(e) that is not timely cured as provided in such sections, the actual damages sustained by Buyer, including the expenses incurred by Buyer preparatory to entering into this Agreement and in connection with the performance of its obligations under this Agreement, would be significant and difficult to ascertain, gauged by the circumstances existing at the time this Agreement is executed, and that in lieu of Buyer being required to pursue its damage claims in costly litigation proceedings in such event, the parties agree that Company shall pay a reasonable estimate of the amount of such damages, which the parties agree is the sum of Two Hundred Fifty Thousand Dollars ($250,000) (the “Liquidated Damages Payment”), as liquidated damages to Buyer, which payment is not intended as a penalty, within two (2) Business Days after Buyer’s notification of such termination.

(c) Company and Buyer each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 7.02 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Company for such amounts, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with such suit.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that if this Agreement is terminated by Buyer pursuant to Section 7.01(d), Section 7.01(e) or Section 7.01(g), and if the Company pays or causes to be paid to Buyer or to Buyer Bank the Termination Fee in accordance with Section 7.02(a) or, if applicable, the Liquidated Damages

Payment in accordance with Section 7.02(b), neither the Company nor Company Bank (or any successor in interest of Company or Company Bank) will have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement.

Section 7.03 Effect of Termination. Except as set forth in (c), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

ARTICLE VIII

DEFINITIONS

Section 8.01 Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” has the meaning set forth in Section 5.09(e).

“Additional Environmental Assessment” has the meaning set forth in Section 5.17(d).

“Adjusted Purchase Price” means, the Purchase Price as further adjusted as follows:

(a)	in the event that (i) all of the Specified OREO Properties are sold after the date of this Agreement and prior to the final determination of the Closing Consolidated Net Book Value, (ii) such sales result in an aggregate net after-tax gain to Company, and (iii) after giving effect to such sales, the Closing Consolidated Net Book Value of Company is greater than $28,500,000, then the Purchase Price shall be increased, on a dollar-for-dollar basis, by the lesser of (y) the amount of the aggregate net after-tax gain from the sale of all of such Specified OREO Properties or (z) the amount by which the Consolidated Closing Net Book Value, after giving effect to the sale of all of such Specified OREO Properties, exceeds $28,500,000;

(b)	in the event that the Closing Date Mark-to-Market Valuation is less than $2,950,000, then the Purchase Price shall be decreased, on a dollar-for dollar basis, by the amount by which the Closing Date Mark-to-Market Valuation is below $2,950,000; and

(c)	in the event that the Closing Consolidated Net Book Value of Company, determined in accordance with this Agreement, is less than $28,500,000, then the Purchase Price shall be decreased, on a dollar-for-dollar basis, by the amount by which the Closing Consolidated Net Book Value of Company is below $28,500,000.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Cash Consideration” means the total of Cash Consideration to be paid to holders of record of Company Common Stock entitled thereto.

“Aggregate Stock Consideration” means the total number of shares of Buyer Common Stock to be delivered to holders of record of Company Common Stock entitled thereto.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Articles of Merger” has the meaning set forth in Section 1.05(a).

“ASC 320” means GAAP Accounting Standards Codification Topic 320.

“ASTM” has the meaning set forth in Section 5.01(w).

“Bank Merger” has the meaning set forth in the recitals.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“BBVA” has the meaning set forth in Section 5.08(b).

“BOLI” has the meaning set forth in Section 3.33(b).

“Burdensome Conditions” has the meaning set forth in Section 5.06(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Alabama are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Average Stock Price” means the average closing sale price of a share of Buyer Common Stock on Nasdaq, as reported by Bloomberg L.P. for the ten (10) consecutive trading days ending on the fifth (5th) Business Day prior to the Closing Date, rounded to the nearest whole cent.

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which the Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans.

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Regulatory Agreement” has the meaning set forth in Section 4.09.

“Buyer Reports” has the meaning set forth in Section 4.06(a).

“Cash Consideration” means cash to be received in the Merger by a holder of a share of Company Common Stock in respect of each share of Company Common Stock held of record by such holder as of immediately prior to the Effective Time, as elected to be received by such holder pursuant to Section 2.06 or as allocated to such holder in accordance with Section 2.02, as applicable.

“Cash Election” has the meaning set forth in Section 2.01(c)(ii).

“Cash Election Shares” has the meaning set forth in Section 2.01(c)(ii).

“Cash Undersubscribed Number” has the meaning set forth in Section 2.02(b).

“CERCLA” has the meaning set forth in Section 3.18(c).

“Certificate” means any certificate which immediately prior to the Effective Time represents shares of Company Common Stock.

“Claim” has the meaning set forth in Section 5.10(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.05(b); provided, however, that solely for purposes of determining whether either Buyer or Company is entitled to exercise its termination right under Section 7.01(h), the term “Closing Date” as used in the definition of “Buyer Average Stock Price” means such date that is mutually agreed by the parties in writing to be the targeted Closing Date for purposes of determining the Buyer Average Stock Price.

“Closing Consolidated Net Book Value” means the unaudited consolidated net tangible shareholders’ equity of the Company as of the Determination Date, determined in accordance with GAAP, plus or minus, as the case may be, (i) any changes in such shareholders’ equity, determined in accordance with GAAP, between the Determination Date and the latest practicable date prior to the Effective Time, but not later than two (2) Business Days prior to the Company Meeting, and without giving effect to any of the actions or changes taken only to comply with coordination procedures pursuant to Section 5.20 which would otherwise not have been taken or required to be taken, all as mutually agreed between Company and Buyer; provided, that in calculating the Closing Consolidated Net Book Value all investment securities of the Company and Company

Bank acquired (A) pursuant to the mutual agreement of Company and Buyer and (B) subsequent to the date of this Agreement shall be valued at cost as provided in Section 5.01(q); (ii) any Transaction Costs paid or incurred by Company or Company Bank at any time prior to the Effective Time and not otherwise reflected or taken into account in determining the amounts contemplated in clause (i) above; (iii) the aggregate amount of all compensation expenditures identified on Disclosure Schedule Section 5.01(c) if not otherwise reflected or taken into account in determining the amounts contemplated in clause (i) above; (iv) any unfunded liability associated with the Company Pension Plan if not otherwise reflected or taken into account in determining the amounts contemplated in clause (i) above; and (v) the cost of any Phase II Assessment, to the extent previously deducted in determining changes in unaudited consolidated net tangible shareholders’ equity under clause (i) above, shall be added back to the determination made under clause (i) above.

“Closing Date Mark-to-Market Valuation” means, taking into account the provisions of Section 5.01(q), the aggregate amount of the “mark-to-market” unrealized gain or loss with respect to investment securities classified as “held to maturity” in Company Bank’s investment securities portfolio, as if such securities were classified as “available for sale,” as such terms are used in ASC 320, and as reflected in the Closing Securities Valuation.

“Closing Securities Valuation” has the meaning set forth in Section 5.08(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Balance Sheet Date” has the meaning set forth in Section 3.09(c).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Bank Financial Statements” has the meaning set forth in Section 3.09(a).

“Company Bank Interim Financial Statements” has the meaning set forth in Section 3.09(a).

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Common Stock” means the common stock, no par value per share, of Company.

“Company Employees” has the meaning set forth in Section 3.16(a).

“Company Financial Statements” has the meaning set forth in Section 3.09(a).

“Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Company and its Subsidiaries.

“Company Interim Financial Statements” has the meaning set forth in Section 3.09(a).

“Company Loan” has the meaning set forth in Section 3.23(b).

“Company Loan Property” has the meaning set forth in Section 3.18(a).

“Company Meeting” has the meaning set forth in Section 5.04.

“Company Pension Plan” has the meaning set forth in Section 3.16(b).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Stock Price” means a cash value equal to the quotient of (i) the Purchase Price or the Adjusted Purchase Price, whichever is applicable, divided by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Determination Date” means the last day of the most recent calendar quarter prior to the Closing Date for which Company Bank filed its quarterly call report with its primary regulator.

“Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Dissenting Shares” has the meaning set forth in Section 2.10.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.05(a).

“Election” has the meaning set forth in Section 2.06(a).

“Election Deadline” has the meaning set forth in Section 2.06(c).

“Election Form and Letter of Transmittal” or “Election Form” has the meaning set forth in Section 2.06(b).

“Environmental Consultant” has the meaning set forth in Section 5.17(a).

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) CERCLA, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; (b) common law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.16(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means such exchange agent as may be designated by Buyer, and reasonably acceptable to Company (which shall be Buyer’s transfer agent), to act as agent, in accordance with the Exchange Agent Agreement, for purposes of conducting the exchange procedures described in ARTICLE II.

“Exchange Agent Agreement” means the written agreement between Buyer and the Exchange Agent, in form and substance reasonably acceptable to Company and to be entered into no later than one (1) Business Day after approval by Company shareholders at the Company Meeting of the Merger and the related transactions contemplated by this Agreement, under which agreement the Exchange Agent shall agree to perform the duties and responsibilities of the Exchange Agent as set forth in ARTICLE II.

“Exchange Fund” has the meaning set forth in Section 2.07(a).

“Exchange Ratio” means the quotient of the Company Stock Price, divided by the Buyer Average Stock Price.

“Executive Officer” means the Chief Executive Officer, Chief Financial Officer, President, Controller, Chief Lending Officer, and each other officer with significant policy-making authority of Company, Company Bank, Buyer, Buyer Bank or the Surviving Entity, as applicable.

“FDIA” has the meaning set forth in Section 3.28.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“FFIEC” means the Federal Financial Institutions Examination Council.

“FHLB-A” means the Federal Home Loan Bank of Atlanta.

“FHLB-D” means the Federal Home Loan Bank of Dallas.

“Financial Statements” has the meaning set forth in Section 3.09(a).

“First Tennessee” has the meaning set forth in Section 5.08(b).

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice, including with respect to quantity and frequency.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“Holder” has the meaning set forth in Section 2.06.

“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.10(a).

“Informational Systems Conversion” has the meaning set forth in Section 5.15.

“Insurance Policies” has the meaning set forth in Section 3.33(a).

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“Interim Financial Statements” has the meaning set forth in Section 3.09(a).

“IRS” means the Internal Revenue Service.

“Knowledge” of any Person (including references to such Person being aware of a particular matter), as used with respect to Company and its Subsidiaries, means those facts, reports, allegations or other information that are actually known, after reasonable inquiry, by any Executive Officer, including for this purpose and without limitation, the Chairman of the Board, of Company and Company Bank. Knowledge, as used with respect to Buyer and its Subsidiaries, means those facts, reports, allegations or other information that are actually known, after reasonable inquiry, by any Executive Officer, including for this purpose and without limitation, the Chairman of the Board, of Buyer and Buyer Bank. Without limiting the scope of the preceding sentences, the term “Knowledge” includes any fact, matter or circumstance set forth in any written notice received by Company or Company Bank, or by Buyer or Buyer Bank, from any Governmental Authority.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Authority that is applicable to the referenced Person.

“Leases” has the meaning set forth in Section 3.31(b).

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Liquidated Damages Payment” has the meaning set forth in Section 7.02(b).

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Change” or “Material Adverse Effect” means with respect to any Person, any change or effect that is material and adverse to the financial condition (financial or other), results of operations, business or business prospects of such Person and its Subsidiaries, taken as a whole, or which would materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally, (iii) any modifications or changes to Company or Company Bank valuation policies and practices in connection with the transactions contemplated hereby or restructuring charges taken in connection with the transactions contemplated hereby, in each case in accordance with GAAP and with Buyer’s prior written consent, (iv) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally and not disproportionately affecting Company or Buyer, including, but not limited to, changes in levels of interest rates generally, (v) the effects of compliance with this Agreement on the operating performance of Company or Buyer, including the expenses incurred by Company or Buyer in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, (vi) the effects of any action or omission taken by Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement, (vii) the impact of the Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement), and (viii) the public disclosure of this Agreement or the transactions contemplated hereby.

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” means Stock Consideration and Cash Consideration.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Nasdaq” means The Nasdaq Global Select Market.

“Non-Election” has the meaning set forth in Section 2.06(b).

“Non-Election Shares” has the meaning set forth in Section 2.01(c)(iii).

“Non-scope Issues” has the meaning set forth in Section 5.17(b).

“Ordinary Course of Business” means the ordinary, usual and customary course of business consistent with past practice, including with respect to frequency and amount.

“OREO” has the meaning set forth in Section 3.23(a).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Phase I” has the meaning set forth in Section 5.01(w).

“Phase II Assessment” has the meaning set forth in Section 5.17(b).

“Plan of Bank Merger” means the agreement and plan of merger providing for the merger of Company Bank with and into Buyer Bank at the time provided in Section 5.21, the form of which plan shall be agreed to between Buyer and Company no later than the filing of the Registration Statement, with such Plan of Bank Merger to be entered into between Buyer Bank and Company Bank concurrently with or immediately following approval of the Merger by Company’s shareholders at the Company Meeting.

“Proceeding” has the meaning set forth in Section 3.11(a).

“Proxy Statement-Prospectus” means the proxy statement and prospectus and other proxy solicitation materials constituting a part thereof, together with any amendments and supplements thereto, to be delivered to holders of Company Common Stock in connection with the solicitation of their approval of this Agreement.

“Purchase Price” shall mean an amount equal to $27,337,200.

“Registration Statement” has the meaning set forth in Section 4.12.

“Regulatory Approval” has the meaning set forth in Section 3.07(a).

“Representative” has the meaning set forth in Section 2.06(b).

“Requisite Company Shareholder Approval” has the meaning set forth in Section 3.06.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Second Valuation” has the meaning set forth in Section 5.08(b).

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Specified OREO Properties” means those Company Bank OREO properties described in Disclosure Schedule Section 3.23.

“Stock Consideration” means the number of shares of Buyer Common Stock to be issued in the Merger in respect of each share of Company Common Stock held by a holder of Company Common Stock of record immediately prior to the Effective Time, determined on the basis of the Exchange Ratio, as such number of shares is elected to be received by such holder pursuant to Section 2.06 or as allocated to such holder in accordance with Section 2.02, as applicable.

“Stock Election” has the meaning set forth in Section 2.01(c)(i).

“Stock Election Shares” has the meaning set forth in Section 2.01(c)(i).

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party. Any reference in this Agreement to a Company Subsidiary means, unless the context otherwise requires, any current or former Subsidiary of Company.

“Superior Proposal” has the meaning set forth in Section 5.09(f).

“Surviving Entity” has the meaning set forth in Section 1.01.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

“Termination Date” has the meaning set forth in Section 7.01(f).

“Termination Fee” has the meaning set forth in Section 7.02(a).

“The date hereof” or “the date of this Agreement” shall mean the date first set forth above in the preamble to this Agreement.

“Transaction Costs” means attorneys’ fees, investment banking fees, accounting fees and other costs or fees paid or incurred in favor of any Person or Governmental Authority by Company and its Subsidiaries in connection with the transactions contemplated by this Agreement; provided, however, that for the avoidance of doubt Transaction Costs shall not include the cost of (i) any premiums associated with purchase of the tail insurance described in Section 5.10 or (ii) any Phase II Assessment.

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.

“Voting Agreement” or “Voting Agreements” shall have the meaning set forth in the Preamble to this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 (except for agreements or covenants contained herein that by their express terms are to be performed after the Effective Time).

Section 9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting no amendment shall be made which by law requires further approval by the shareholders of Buyer or Company without obtaining such approval.

Section 9.03 Governing Law; Waiver.

(a) This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Arkansas, without regard for conflict of law provisions.

(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 9.03.

Section 9.04 Expenses. Except as otherwise provided in Section 7.02, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, provided that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

Section 9.05 Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if (a) if personally delivered, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) sent by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Buyer or Buyer Bank:

Bank of the Ozarks, Inc.

17901 Chenal Parkway

Little Rock, AR 72223

Attention: Director of Mergers and Acquisitions

With a copy (which shall not constitute notice) to:

Kutak Rock LLP

124 W. Capital Ave., Suite 2000

Little Rock, AR 72201

Attention: H. Watt Gregory III

If to Company or Company Bank:

Genala Banc, Inc.

515 South Commerce Street

Geneva, AL 36340

Attention: Roy G. Dowdy, Jr.

With a copy (which shall not constitute notice) to:

Bradley Arant Boult Cummings LLP

One Federal Place

1819 5th Avenue North

Birmingham, AL 35203

Attention:        Paul S. Ware

                         J. Andrew Robison

Section 9.06 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, Buyer and Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or Employees who might be affected by Section 5.11), other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.02 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.07 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9.08 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.09 Interpretation.

(a) When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.

Section 9.10 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.11 Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BANK OF THE OZARKS, INC.

By:	/S/ DENNIS JAMES
Name:	Dennis James
Title:	Director of Mergers and Acquisitions

BANK OF THE OZARKS

By:	/S/ DENNIS JAMES
Name:	Dennis James
Title:	Director of Mergers and Acquisitions

GENALA BANC, INC.

By:	/S/ ROY G. DOWDY, JR.
Name:	Roy G. Dowdy, Jr.
Title:	President and Chief Executive Officer

THE CITIZENS BANK

By:	/S/ ROY G. DOWDY, JR.
Name:	Roy G. Dowdy, Jr.
Title:	President and Chief Executive Officer

Appendix B

October 4, 2012

Board of Directors

Genala Banc, Inc.

515 South Commerce Street

Geneva, Alabama 36340

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to Genala Banc, Inc. (“Genala”), a bank holding company organized as an Alabama corporation, of the consideration to be paid to the Genala shareholders in the proposed merger of Genala with and into Bank of the Ozarks, Inc., an Arkansas corporation (“Ozarks”) (the “Merger”). Genala’s subsidiary, The Citizens Bank, will be merged into Ozarks, wholly-owned subsidiary, Bank of the Ozarks at the completion of the Merger.

Pursuant to an Agreement and Plan of Merger dated on or about October 4, 2012 (the “Agreement”), Ozarks has agreed to exchange approximately $13.4 million of cash and $13.9 million of common stock for all of the outstanding shares of common stock of Genala for total merger consideration of approximately $27.3 million. The cash portion of the consideration is limited to forty-nine percent of the merger consideration and the common stock portion to fifty-one percent of the merger consideration. The merger consideration and oversubscriptions of cash or stock may be adjusted under the terms of the Agreement.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by Genala.

In connection with its opinion, Sheshunoff, among other things:

1.	Reviewed the latest draft of the Agreement;

2.	Discussed the terms of the Agreement with the management of Genala and Genala’s legal counsel;

3.	Conducted conversations with management of Genala regarding recent and projected financial performance of Genala;

4.	Evaluated the financial condition of Genala based upon a review of regulatory reports and internally-prepared financial reports for the five-year period ended December 31, 2011 and interim the period through June 30, 2012;

5.	Reviewed the audited financial statements of The Citizens Bank for the years ended December 31, 2010 and December 31, 2011;

6.	Compared Genala’s recent operating results with those of certain other banks in the Southeast Region of the United States (as defined by SNL Financial, LC) and the United States that have recently been acquired;

7.	Compared the pricing multiples for Genala in the merger to recent acquisitions of banks in the Southeast Region of the United States (as defined by SNL Financial, LC) and the United States with similar characteristics to Genala;

901 South Mopac Expressway, Building V, Suite 140, Austin, TX 78746	Phone 800.279.2241	Fax 512.479.8200	www.SheshunoffIB.com

Board of Directors

Genala, Inc.

October 4, 2012

8.	Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of Genala and Ozarks;

9.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Genala through the year 2016;

10.	Compared Ozarks’s recent operating results and pricing multiples with those of certain other publicly traded banks in the United States that Sheshunoff deemed relevant;

11.	Compared the historical stock price data and trading volume of Ozarks to certain relevant indices; and

12.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Genala for the purposes of this opinion. Sheshunoff assumed that any projections provided by Genala were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Genala’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Genala nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of Genala or Ozarks will not materially and adversely impact the future financial position or results of operations of Ozarks. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Genala and Ozarks are, in the aggregate, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Genala or Ozarks nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of Ozarks in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Genala or Ozarks and may thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Ozarks after the completion of the Merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of Genala since the date of the last financial statement reviewed by us. Genala’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which Genala has informed us that they have received such advice as they deem necessary from qualified professionals.

Board of Directors

Genala, Inc.

October 4, 2012

This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to Genala. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of Genala or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of Genala resulting directly or indirectly from the completion of the transactions as contemplated in the Merger. Sheshunoff expresses no opinion on the underlying decision by Genala to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to Genala.

This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to Genala and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to Genala’s shareholders or any third parties. It is understood that this letter is for the information of Genala and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any proxy statement or similar communication to Genala’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of Genala in the discharge of its fiduciary obligations to Genala’s shareholders and not for any other third party, including, without limitation, individual board members or Genala’s shareholders. Genala’s Board of Directors retained Sheshunoff based upon Sheshunoff’s reputation in banking valuations, mergers and acquisitions, and familiarity with the banking business. Genala’s Board of Directors placed no limit on the scope of our analyses. In addition, Genala’s Board of Directors agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger. Neither Sheshunoff nor our affiliates have provided other services to Genala for which they received compensation during the last two years. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the Merger is fair to Genala, from a financial point of view.

Very truly yours,

SHESHUNOFF & CO.
INVESTMENT BANKING, L.P.

Appendix C

ALABAMA CODE ANNOTATED

TITLE 10A. ALABAMA BUSINESS AND NONPROFIT ENTITIES CODE

CHAPTER 2. BUSINESS CORPORATIONS

ARTICLE 13. DISSENTERS’ RIGHTS

DIVISION A. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

§ 10A – 2 – 13.01. Definitions.

(1) “Corporate action” means the filing of articles of merger or share exchange by the judge of probate or Secretary of State, or other action giving legal effect to a transaction that is the subject of dissenters’ rights.

(2) “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 10A – 2 –13.02 and who exercises that right when and in the manner required by Sections 10A – 2 –13.20 through 10A – 2 – 13.28.

(4) “Fair Value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(8)	“Shareholder” means the record shareholder or the beneficial shareholder.

§ 10A – 2 – 13.02. Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 10A – 2 – 11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 10A – 2 – 11.04;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange by all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

Appendix C

(4) To the extent that the articles of incorporation of the corporation so provide, an amendment of the articles of incorporation that materially and adversely affects rights in respect to a dissenter’s shares because it:

(i) Alters or abolishes a preferential right of the shares;

(ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 10A – 2 – 6.04; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) A shareholder entitled to dissent and obtain payment for shares under this chapter may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 10A – 2 – 13.03. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if:

(1) He or she submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

DIVISION B. PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

§ 10A – 2 – 13.20. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Section 10A – 2 – 13.02 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b) If corporate action creating dissenters’ rights under Section 10A – 2 – 13.02 is taken without a vote of shareholders, the corporation shall (1) notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken; and (2) send them the dissenters’ notice described in Section 10A – 2 – 13.22.

Appendix C

§ 10A – 2 – 13.21. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Section 10A – 2 – 13.02 is submitted to a vote at a shareholder’s meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment or his or her shares if the proposed action is effectuated; and (2) must not vote his or her shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his or her shares under this article.

§ 10A – 2 – 13.22. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Section 10A – 2 – 13.02 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 10A – 2 – 13.21.

(b) The dissenters’ notice must be sent no later than 10 days after the corporate action was taken, and must:

(1) State where the payment demand must be sent;

(2) Inform holders of shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Supply a form for demanding payment;

(4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is delivered; and

(5) Be accompanied by a copy of this article.

§ 10A – 2 – 13.23. Duty to demand payment.

(a) A shareholder sent a dissenters’ notice described in Section 10A – 2 – 13.22 must demand payment in accordance with the terms of the dissenters’ notice.

(b) The shareholder who demands payment retains all other rights of a shareholder until those rights are canceled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment by the date set in the dissenters’ notice is not entitled to payment for his or her shares under this article.

(d) A shareholder who demands payment under subsection (a) may not thereafter withdraw that demand and accept the terms offered under the proposed corporate action unless the corporation shall consent thereto.

§ 10A – 2 – 13.24. Share restriction.

(a) Within 20 days after making a formal payment demand, each shareholder demanding payment shall submit the certificate or certificates representing his or her shares to the corporation for (1) notation thereon by the corporation that the demand has been made and (2) return to the shareholder by the corporation.

(b) The failure to submit his or her shares for notation shall, at the option of the corporation, terminate the shareholders’ rights under this article unless a court of competent jurisdiction, for good and sufficient cause, shall otherwise direct.

Appendix C

(c) If shares represented by a certificate on which notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of the shares.

(d) A transferee of the shares shall acquire by the transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

§ 10A – 2 – 13.25. Offer of payment.

(a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Section 10A – 2 – 13.23 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b) The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the offer, an income statement for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Section 10A – 2 – 13.28; and

(5) A copy of this article.

(c) Each dissenter who agrees to accept the corporation’s offer of payment in full satisfaction of his or her demand must surrender to the corporation the certificate or certificates representing his or her shares in accordance with terms of the dissenters’ notice. Upon receiving the certificate or certificates, the corporation shall pay each dissenter the fair value of his or her shares, plus accrued interest, as provided in subsection (a). Upon receiving payment, a dissenting shareholder ceases to have any interest in the shares.

§ 10A – 2 – 13.26. Failure to take corporate action.

(a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment, the corporation shall release the transfer restrictions imposed on shares.

(b) If, after releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 10A – 2 – 13.22 and repeat the payment demand procedure.

§ 10A – 2 – 13.27. [Reserved]

§ 10A – 2 – 13.28. Procedure if shareholder dissatisfied with offer to payment.

(a) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, or reject the corporation’s offer under Section 10A – 2 – 13.25 and demand payment of the fair value of his or her shares and interest due, if:

(1) The dissenter believes that the amount offered under Section 10A – 2 – 13.25 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make an offer under Section 10A – 2 – 13.25 within 60 days after the date set for demanding payment; or

Appendix C

(3) The corporation, having failed to take the proposed action, does not release the transfer restrictions imposed on shares within 60 days after the date set for demanding payment.

(b) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (a) within 30 days after the corporation offered payment for his or her shares.

DIVISION C. JUDICIAL APPRAISAL OF SHARES

§ 10A – 2 – 13.30. Court action.

(a) If a demand for payment under Section 10A – 2 – 13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided under the Alabama Rules of Civil Procedure.

(d) After service is completed, the corporation shall deposit with the clerk of the court an amount sufficient to pay unsettled claims of all dissenters party to the action in an amount per share equal to its prior estimate of fair value, plus accrued interest, under Section 10A – 2 – 13.25.

(e) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(f) Each dissenter made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of his or her shares, plus accrued interest. If the court’s determination as to the fair value of a dissenter’s shares, plus accrued interest, is higher than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), the corporation shall pay the excess to the dissenting shareholder. If the court’s determination as to fair value, plus accrued interest, of a dissenter’s shares is less than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), then the clerk shall return the balance of funds deposited, less any costs under Section 10A – 2 – 13.31, to the corporation.

(g) Upon payment of the judgment, and surrender to the corporation of the certificate or certificates representing the appraised shares, a dissenting shareholder ceases to have any interest in the shares.

§ 10A – 2 – 13.31. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Section 10A – 2 – 13.30 shall determine all costs of the proceeding, including compensation and expenses of appraisers appointed by the court. The court shall assess

Appendix C

the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 10A – 2 – 13.28.

(b) The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 10A – 2 – 13.20 through 10A – 2 – 13.28; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

§ 10A – 2 – 13.32. Status of shares after payment.

Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this chapter provided, may be held and disposed of by the corporation as in the case of other treasury shares, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange may otherwise provide.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 4-27-850 of the Arkansas Business Corporation Act of 1987 (the “Arkansas Act”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that the directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 4-27-850 of the Arkansas Act provides that, to the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him.

Section 4-27-850 of the Arkansas Act provides that expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in that section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 4-27-850 of the Arkansas Act also affords a corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in these capacities.

Pursuant to Section 4-27-202 of the Arkansas Act, the Company’s amended and restated articles of incorporation, as amended, provide that the Company’s directors will not be personally liable to the Company or its shareholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 4-27-833 of the Arkansas Act, which makes directors liable for unlawful dividends or unlawful distributions, (d) for transactions from which directors derive improper personal benefit or (e) for any action, omission, transaction, or breach of a director’s duty creating any third-party liability to any person or entity other than the corporation or shareholder.

Article Tenth of the Company’s amended and restated articles of incorporation, as amended, provides as follows:

(a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) or (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

(e) Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this section.

(f) The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this section.

(h) The powers and duties of the Corporation to indemnify any person under this Article shall apply with equal force whether an action, suit or proceeding is threatened or commenced in this State or outside this State.

The Company’s Bylaws provide that the Company shall, to the fullest extent permitted by the Arkansas Act, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

In addition, the Company maintains a directors’ and officers’ liability insurance policy.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(C) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on November 7, 2012.

BANK OF THE OZARKS, INC.
(Registrant)

By:	/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Bank of the Ozarks, Inc. (the “Company”), acting pursuant to authorization of the Board of Directors of the Company, hereby appoints George G. Gleason, Mark Ross and Greg L. McKinney, or any one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of the Company, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE	DATE

/s/ George G. Gleason George G. Gleason (Principal Executive Officer)	Chairman of the Board and Chief Executive Officer	November 7, 2012

/s/ Greg L. McKinney Greg L. McKinney (Principal Financial Officer and Accounting Officer)	Chief Financial Officer and Chief Accounting Officer	November 7, 2012

/s/ Mark Ross Mark Ross	Vice Chairman and Chief Operating Officer	November 7, 2012

/s/ Jean Arehart Jean Arehart	Director	November 7, 2012

/s/ Nicholas Brown Nicholas Brown	Director	November 7, 2012

/s/ Richard Cisne Richard Cisne	Director	November 7, 2012

SIGNATURE	TITLE	DATE

/s/ Robert East Robert East	Director	November 7, 2012

/s/ Linda Gleason Linda Gleason	Director	November 7, 2012

/s/ Henry Mariani Henry Mariani	Director	November 7, 2012

/s/ Robert Proost Robert Proost	Director	November 7, 2012

/s/ R.L. Qualls R.L. Qualls	Director	November 7, 2012

/s/ John Reynolds John Reynolds	Director	November 7, 2012

/s/ Kenneth Smith Kenneth Smith	Director	November 7, 2012

/s/ Sherece West Sherece West	Director	November 7, 2012

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger dated as of October 4, 2012 by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Genala Banc, Inc. and The Citizens Bank (included in Appendix A to the proxy statement/prospectus).

2.2	Form of Voting Agreement.

3.1	Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc. (previously filed as Exhibit 3.1 to Bank of the Ozarks, Inc.’s Registration Statement on Form S-1 filed with the Commission on May 22, 1997, as amended, Commission File Number 333-27641, and incorporated herein by this reference).

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Registrant dated December 9, 2003 (previously filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the Commission on March 12, 2004 for the year ended December 31, 2003, and incorporated herein by this reference).

3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc., dated December 10, 2008 (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 10, 2008, and incorporated herein by this reference).

3.4	Amended and Restated By-Laws of the Registrant, dated December 11, 2007 (previously filed as Exhibit 3(ii) to the Company’s Current Report on Form 8-K filed with the Commission on December 11, 2007, and incorporated herein by this reference).

5.1	Opinion of Kutak Rock LLP.

8.1	Form of Opinion of Kutak Rock LLP on Certain Tax Matters.

23.1	Consent of Kutak Rock LLP (included in Exhibit 5.1).

23.2	Consent of Kutak Rock LLP ( included in Exhibit 8.1).

23.3	Consent of Crowe Horwath LLP.

24.1	Power of Attorney (included on signature page of the Registration Statement).

99.1	Form of Proxy of Genala Banc, Inc.